   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 3, 1997
                                                       REGISTRATION NO. 333-

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------
                                   FORM S-1
                            REGISTRATION STATEMENT
                       UNDER THE SECURITIES ACT OF 1933

                               ----------------
                          SCHEIN PHARMACEUTICAL, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

             Delaware                          2834                   11-2726505
  (STATE OR OTHER JURISDICTION OF  (PRIMARY STANDARD INDUSTRIAL    (I.R.S. EMPLOYER
  INCORPORATION OR ORGANIZATION)   CLASSIFICATION CODE NUMBER)  IDENTIFICATION NUMBER)

        100 Campus Drive Florham Park, New Jersey 07932 (973) 593-5500

  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                        Corporation Service Corporation
                               1013 Centre Road
                          Wilmington, Delaware 19805
                                (302) 636-5454
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                               ----------------
                         Copies of Communications to:

         Edward W. Kerson, Esq.                    Alan L. Jakimo, Esq.
           Proskauer Rose LLP                        Brown & Wood LLP
              1585 Broadway                 One World Trade Center, 58th Floor
      New York, New York 10036-8299              New York, New York 10048
             (212) 969-3000                           (212) 839-5300

  Approximate date of commencement of proposed sale to the public: As soon as practicable after the effectiveness of this Registration Statement.
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                        CALCULATION OF REGISTRATION FEE

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
 TITLE OF EACH CLASS OF                                                                                AMOUNT OF
    SECURITIES TO BE        AMOUNT TO BE         PROPOSED MAXIMUM             PROPOSED MAXIMUM        REGISTRATION
       REGISTERED         REGISTERED(/1/)  OFFERING PRICE PER UNIT(/2/) AGGREGATE OFFERING PRICE(/2/)     FEE
------------------------------------------------------------------------------------------------------------------
 Common Stock, par value
  $.01
  per share.............  3,450,000 shares            $18.00                     $62,100,000           $18,319.50
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------

(1)Includes 450,000 shares of Common Stock, which the Underwriters have the option to purchase to cover over-allotments, if any.
(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

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

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

  PROSPECTUS (Subject to Completion)
  Dated       , 1998

                                       Shares

                                [LOGO] SCHEIN
                                       PHARMACEUTICAL

                                  Common Stock

                                --------------

  Of the    shares of common stock, par value $.01 per share (the "Common
Stock"), offered hereby (the "Offering"),      shares are being sold by Schein
Pharmaceutical, Inc. ("Schein Pharmaceutical," "Schein" or the "Company")
and    shares are being sold by certain stockholders of the Company (the
"Selling Stockholders"). See "Principal and Selling Stockholders." The Company will not receive any proceeds from the sale of the shares by the Selling Stockholders.

  Prior to the Offering, there has been no public market for the Common Stock of the Company. It is currently anticipated that the initial public offering
price will be between $    and $    per share. See "Underwriting" for a
discussion of the factors to be considered in determining the initial public offering price.

  Application has been made to list the Common Stock on the New York Stock
Exchange under the symbol "   ."

                                --------------

   THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. SEE "RISK
                FACTORS" BEGINNING ON PAGE 6 OF THIS PROSPECTUS.

                                --------------

THESE  SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES  AND
 EXCHANGE  COMMISSION   OR  ANY  STATE  SECURITIES  COMMISSION  NOR   HAS  THE
  SECURITIES  AND  EXCHANGE COMMISSION  OR  ANY STATE  SECURITIES  COMMISSION
   PASSED   UPON  THE  ACCURACY   OR  ADEQUACY   OF  THIS  PROSPECTUS.   ANY
    REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               Price   Underwriting                 Proceeds
                                 to   Discounts and  Proceeds to   to Selling
                               Public Commissions(1) Company(2)  Stockholders(2)
--------------------------------------------------------------------------------
Per Share....................   $          $             $             $
Total(3).....................   $          $            $             $
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

(1) The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting expenses of the Offering payable by the Company and by the
    Selling Stockholders estimated to be $    and $   , respectively.
(3) The Company and the Selling Stockholders have granted the Underwriters an option, exercisable within 30 days of the date hereof, to purchase an
    aggregate of up to     shares and    shares of Common Stock, respectively,
    at the Price to Public, less Underwriting Discounts and Commissions, to cover over-allotments, if any. If all such additional shares are purchased, the total Price to Public, Underwriting Discounts and Commissions, Proceeds
    to Company and Proceeds to Selling Stockholders will be $   , $   , $
    and $   , respectively. See "Underwriting."
                                --------------

  The Common Stock is offered by the several Underwriters named herein when, as and if received and accepted by them, and subject to their right to reject orders in whole or in part and subject to certain other conditions. It is expected that delivery of certificates for the shares will be made at the
offices of Cowen & Company, New York, New York, on or about    , 1998.
                                --------------

COWEN & COMPANY

                                                        BEAR, STEARNS & CO. INC.
                              SALOMON SMITH BARNEY

    , 1998

                                   [ARTWORK]

                A Broad Spectrum of Pharmaceutical Experience.


                                    [PHOTO]

 Various packages such as vials, syringes, bottles and blisterpacks containing
                     Schein Pharmaceutical, Inc. products


                                   [CAPTION]

                            MANUFACTURED PRODUCTS
                            160 chemical entities
                             350 dosage strengths
                              200 approved ANDAs


                                    [PHOTO]

                             Vial labeled INFeD(R)


                                   [CAPTION]

                                   INFeD(R)

        Branded product for iron management treatment of severe anemia


                                    [PHOTO]

                   Technician in a sterile containment suit


                                   [CAPTION]

                   STERILE DOSAGE MANUFACTURING CAPABILITIES
           Injectables Ophthalmics Otics Penicillins Cephalosporins
                Over 75 million vials and ampules made annually


                                    [PHOTO]

                            Manufacturing equipment


                                   [CAPTION]

                    SOLID DOSAGE MANUFACTURING CAPABILITIES
                    Immediate and extended-release products
               Over 4 billion tablets and capsules made annually


                                    [PHOTO]

                       Technician working with computer


                                   [CAPTION]

                            RESEARCH & DEVELOPMENT
           24 ANDAs pending and 60 other products under development
                Spent $74 million in R&D over the last 3 years


                                    [PHOTO]

                      Employee wearing telephone headset


                                   [CAPTION]

                                SALES MARKETING
                        Approximately 60,000 customers
                 120-person generic sales and marketing force
                         20-person branded sales force


                        Schein Pharmaceutical Inc. logo
                       Marsam Pharmaceuticals Inc. logo
                           Steris Laboratories logo


                                 [END ARTWORK]



  The information in the captions above is presented as of December 3, 1997 and is subject to change. No assurance can be given that any of the Company's products covered by pending Abbreviated New Drug Applications or other products under development will be successfully developed or approved by the United States Food and Drug Administration or achieve significant revenue or profitability.
                               ----------------
  INFeD(R) is a registered trademark of the Company; Ferrlecit(R) and Unipine XL(R) are registered trademarks of Makoff R&D Laboratories Inc. and Ethical Holdings plc, respectively.
                               ----------------
  Certain persons participating in the Offering may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock, including stabilizing the purchase of Common Stock to cover syndicate short positions and the imposition of penalty bids. For a description of these activities, see "Underwriting."

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements and notes thereto appearing elsewhere in this Prospectus, including information under "Risk Factors". Except as otherwise noted, all information in this Prospectus assumes no exercise of the Underwriters' over-allotment option and reflects (i) a 123-for-one stock split that will occur immediately prior to the effective date of the Offering and (ii) the conversion of each outstanding share of Class A Common Stock and Class B Common Stock into a single class of Common Stock upon the completion of the Offering. All references to the Company's operations for a particular fiscal year refer to the 52-53 week period ended on the last Saturday in December of that year, and all references to the Company's operations for a particular fiscal quarter refer to the three month period ended on the last Saturday in that quarter. Unless otherwise indicated, all references to "Schein Pharmaceutical," "Schein" or the "Company" refer collectively to Schein Pharmaceutical, Inc. and its predecessors and subsidiaries.

                                  THE COMPANY

  Schein Pharmaceutical is one of the leading generic pharmaceutical companies in the United States. The Company develops, manufactures and markets one of the broadest generic product lines in the pharmaceutical industry through the integration of its product development expertise, diverse, high-volume production capacity and direct sales and marketing force. The Schein product line includes both solid dosage and sterile dosage generic products, and the Company is also developing a line of specialty branded pharmaceuticals. The Company's primary branded product, INFeD, is the leading injectable iron product in the United States. The Company has a substantial pipeline of products under development, including 24 Abbreviated New Drug Applications ("ANDAs") filed with the United States Food and Drug Administration ( "FDA"). The Company supplements its internal product development, manufacturing and marketing capabilities through strategic collaborations. Schein generated net revenues of $478.0 million and operating income of $35.2 million during the 12 months ended September 1997.

  The Company believes it manufactures and markets the broadest product line of any U.S. pharmaceutical company in terms of number and types of products. The Company manufactures and markets approximately 160 chemical entities formulated in approximately 350 different dosages under approximately 200 ANDAs approved by FDA. Schein is currently the sole manufacturing source for 47 generic pharmaceutical products, of which 45 are sterile dosage products. The Company's solid dosage products include both immediate-release and extended-release capsules and tablets; sterile dosage products include solutions, suspensions, powders and lyophilized (freeze-dried) products primarily for administration as injections, ophthalmics and otics. The manufacture of sterile dosage products is significantly more complex than the manufacture of solid dosage products, which limits competition in this product area. The Company currently manufactures approximately four billion solid dosage tablets and capsules and 75 million sterile dosage vials and ampules annually. Solid dosage generic products and sterile dosage generic products each accounted for approximately 40% of the Company's net revenues in the 12 months ended September 1997.

  Since introducing INFeD in 1992, the Company has been developing a portfolio of branded products, primarily in select therapeutic markets, such as iron management for the nephrology, oncology and hematology markets. INFeD is used in the treatment of certain types of anemia, particularly in dialysis patients, and accounted for approximately 20% of the Company's net revenues in the nine months ended September 1997. The Company markets INFeD through a 20-person dedicated sales and marketing force, as well as through co-marketing collaborations with Bayer Corporation in the nephrology market and MGI Pharma, Inc. ("MGI") in the oncology market.

  The Company believes its 120-person direct sales and marketing force is the largest in the U.S. generic pharmaceutical industry. Through its customized marketing programs, the Company markets its products to approximately 60,000 customers representing all major customer channels, including pharmaceutical wholesalers, chain and independent drug retailers, hospitals, managed care organizations, other group purchasing organizations and physicians.

  Schein's objective is to become the leading generic pharmaceutical company in the approximately $10.0 billion generic pharmaceutical industry in the United States. The Company's growth strategy is to: (i) leverage its diverse pharmaceutical development and manufacturing capabilities to extend the breadth of its generic product line; (ii) pursue strategic collaborations to supplement its product development and manufacturing resources; (iii) focus its product development on complex and other generic drugs that require specialized development or manufacturing technology and are therefore expected to encounter limited competition; (iv) develop and market branded drugs for select therapeutic categories; and (v) expand market penetration through direct sales and innovative marketing programs.

  The Company's commitment to product development has resulted in 23 ANDA approvals during the past three years and its current pipeline of 24 pending ANDAs and over 60 additional products under development. During the past three fiscal years, the Company, directly and through its strategic collaborations, has expended approximately $74.0 million on product pipeline development activities, which the Company believes is among the highest product development expenditure levels for any independent generic drug company. The Company pursues product development through its 140-person product development staff and various collaborations and licensing arrangements with other pharmaceutical and drug delivery technology companies. The Company's product development efforts focus on: (i) major branded drugs coming off patent; (ii) drugs for which patent protection has lapsed and for which there are few or no generic producers; (iii) drugs whose patents may be susceptible to challenge; (iv) proprietary and branded products focused in select therapeutic areas; and (v) generic products that require specialized development, formulation, drug delivery or manufacturing technology.

  The Company supplements its internal product development, manufacturing and marketing capabilities with external sources. During 1994, Schein entered into a strategic alliance with Bayer Corporation, through which Bayer Corporation became a 28.3% stockholder of Schein, and Bayer Corporation currently participates with Schein in several collaborations. In 1995, the Company acquired Marsam Pharmaceuticals Inc. ("Marsam"), expanding the Company's ability to develop and manufacture sterile penicillins and oral and sterile cephalosporins. In addition, the Company has entered into strategic collaborations involving product development arrangements with companies such as Ethical Holdings plc ("Ethical") and Elan Corporation plc ("Elan"); raw material supply arrangements with companies such as Johnson Matthey plc ("Johnson Matthey") and Abbott Laboratories ("Abbott"); and sales and marketing arrangements with Bayer Corporation and other companies such as Elensys Care Services, Inc. ("Elensys") and MGI.

                                  THE OFFERING

Common Stock offered by:
 The Company............................             shares
 The Selling Stockholders...............             shares

Common Stock to be outstanding after
 the Offering...........................             shares(1)
Use of proceeds by the Company..........  To reduce existing indebtedness, including a term loan, senior
                                          floating rate notes and a
                                          revolving credit loan. See "Use
                                          of Proceeds."

Proposed NYSE symbol....................
--------
(1) Excludes 3,650,763 shares of Common Stock reserved for issuance upon the exercise of outstanding options granted pursuant to the Company's 1993 Stock Option Plan, 1997 Stock Option Plan and the 1995 Non-Employee Director Plan at a weighted average exercise price of $14.65 per share. Upon closing of the Offering, the Company intends to grant up to an
    additional     options at an exercise price equal to the initial public
    offering price of the Common Stock offered hereby. See "Management--Stock Options."

                      SUMMARY CONSOLIDATED FINANCIAL DATA

                                                             NINE MONTHS ENDED
                                    YEAR ENDED DECEMBER          SEPTEMBER
                                 --------------------------- -----------------
                                   1994   1995(1)     1996     1996     1997
                                 -------- --------  -------- -------- --------
                                    (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Net revenues...................  $385,428 $391,846  $476,295 $352,172 $353,829
                                 -------- --------  -------- -------- --------
Gross profit...................  $148,048 $141,339  $155,620 $115,451 $113,267
Costs and expenses:
 Selling, general and
  administrative...............    71,416   73,250    84,366   61,149   57,950
 Research and development......    19,170   28,324    27,030   23,044   22,854
                                 -------- --------  -------- -------- --------
                                 $ 57,462 $ 39,765  $ 44,224 $ 31,258 $ 32,463
                                 -------- --------  -------- -------- --------
Operating income(2)(3).........  $ 23,868 $  6,366  $ 34,029 $ 23,545 $ 24,741
Interest expense, net..........     1,493   10,005    23,285   16,081   20,456
Other expense (income), net....       579      779     4,156    1,745   (4,536)
Income (loss) before taxes on
 income........................    21,796   (4,418)    6,588    5,719    8,821
Net income (loss)..............  $  6,631 $(14,900) $  1,397 $  2,146 $  3,726
                                 ======== ========  ======== ======== ========
Earnings (loss) per share(4)...  $   0.20 $  (0.44) $   0.04 $   0.06 $   0.11
                                 ======== ========  ======== ======== ========
Weighted average number of
 common shares outstanding(4)..    33,429   34,071    34,026   34,033   34,115

                                                      SEPTEMBER 1997
                                            -----------------------------------
                                                                   PRO FORMA
                                            ACTUAL  PRO FORMA(5) AS ADJUSTED(6)
                                            ------- ------------ --------------
                                                      (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital...........................  $93,480   $76,780        $
Total assets..............................  520,699   524,899
Short-term debt, including current portion
 of long-term debt........................   32,943    49,643
Long-term debt, less current maturities...  223,470   210,970
Stockholders' equity......................  137,084   137,084

--------
(1) Includes the results of Marsam from September 1995, the date of purchase. In connection with the purchase of Marsam, the Company recognized acquired in-process research and development. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 3 to the Consolidated Financial Statements of the Company.
(2) Reflects a 1994 charge of $33.6 million for special compensation, restructuring and relocation costs recognized by the Company in connection with its restructuring and relocation of its corporate headquarters in 1994. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Notes 2 and 12 to the Consolidated Financial Statements of the Company.
(3) Reflects a 1995 charge of $30.0 million for acquired in-process Marsam research and development. See Note 3 to the Company's Consolidated Financial Statements of the Company.
(4) See Note 1 to the Consolidated Financial Statements of the Company for information concerning the computation of earnings per share.
(5) The pro forma balances assume that the conversion of the Senior Subordinated Loan (as defined herein) to the Senior Floating Rate Notes Due 2004 (as defined herein), resulting in lower interest rates, and the prepayment of $12.5 million of a term loan facility, paid in October 1997, had occurred as of September 1997. Additionally, in connection with the conversion of the debt, $4.2 million in financing fees and expenses are treated as having been paid. Both payments were funded through the Company's revolving credit facility.
(6) Gives effect to the sale of shares of common stock to be sold by the
    Company in the Offering at an estimated public offering price of $   per
    share, and the application of the estimated net proceeds therefrom to repay debt, as if the transactions had occurred as of September 1997. See "Use of Proceeds."

                                 RISK FACTORS

  An investment in the shares of Common Stock involves a high degree of risk. In addition to the other information in this Prospectus, prospective investors should carefully consider the following factors in evaluating the Company and its business before purchasing any shares of Common Stock. Prospective investors are cautioned that the statements in this Prospectus that are not descriptions of historical facts may be forward-looking statements that are subject to risks and uncertainties. The Company's actual results could differ materially from those currently anticipated due to a number of factors, including, but not limited to, those identified below and in "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Business" and elsewhere in this Prospectus.

DEPENDENCE UPON NEW PRODUCTS AND EFFECT OF PRODUCT LIFECYCLES

  The Company's results of operations depend, to a significant extent, upon its ability to develop and commercialize new pharmaceutical products in response to the competitive dynamics within the pharmaceutical industry. Generally, following the expiration of patents and any other market exclusivity periods for branded drugs, the first pharmaceutical manufacturers successfully to market generic equivalents of such drugs achieve higher revenues and gross profit from the sale of such generic drugs than do others from the sale of generic equivalents subsequently approved. As competing generic products reach the market, the prices, sales volumes and profit margins of the first generic versions often decline significantly. For these reasons, the Company's ability to achieve growth in revenues and profitability depends on its being among the first companies regularly to introduce new generic products. While the Company believes the pipeline of generic drugs and branded drugs it currently has under development will allow it to compete effectively, no assurance can be given that any of the drugs in its pipeline will be successfully developed or approved by FDA, will be among the first to the market or will achieve significant revenues and profitability. See "-- Dependence on Successful Patent Litigation," "--Competition," "--Dependence on Regulatory Approval and Compliance," "--Pending Regulatory Matters," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business."

DEPENDENCE ON CERTAIN EXISTING PRODUCTS

  The Company derives and is expected to continue to derive a significant portion of its revenues and gross profit from a limited number of products. Net revenues from INFeD in 1996 and the nine months ended September 1997 were $88.0 million and $72.1 million, respectively, or 19% and 20%, respectively, of the Company's total net revenues, with gross profit from INFeD as a percentage of total gross profit being significantly greater. Any material decline in revenues or gross profit from these products could have a material adverse effect on the Company's business, results of operations and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Products."

DEPENDENCE ON SUCCESSFUL PATENT LITIGATION

  A significant portion of the Company's revenues and gross profit has been derived from generic versions of branded drug products covered by patents the Company has challenged under the Drug Price Competition and Patent Term Restoration Act of 1984 (the "Waxman-Hatch Act"). In several successful proceedings, the Company has been advised and represented by an independent patent attorney (the "Consultant") whose involvement has been substantial. The Company expects that the Consultant will be involved with the Company in no more than two additional patent challenges, one of which is currently being litigated. Through its internal efforts, and with the assistance of third-party collaborators and advisors, the Company has identified a number of additional patents that may be susceptible to challenge. There can be no assurance the Company will successfully complete the development of any additional products involving patent challenges, succeed in any pending or future patent challenges or, if successful, receive significant revenues or profit from the products covered by successfully challenged patents. See "-- Dependence Upon New Products and Effect of Product Lifecycles," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business--Government Regulations" and "Certain Transactions."

COMPETITION

  The pharmaceutical industry is intensely competitive. The Company competes with numerous companies in the pharmaceutical industry generally and the generic segment of the industry specifically. These competitors include generic drug manufacturers and large pharmaceutical companies that continue to manufacture the branded and/or generic versions of drugs after the expiration of their patents relating to these drugs. Many of the Company's competitors have greater financial and other resources than the Company and, therefore, are able to spend more than the Company on research, product development and marketing. In addition, following the expiration of patents on branded drugs, manufacturers of these products have employed various strategies intended to maximize their share of the markets for these products, as well as, in some cases, generic equivalents of these products, and are expected to continue to do so in the future. There can be no assurance that developments by others will not render any product the Company produces or may produce obsolete or otherwise non-competitive. See "--Dependence Upon New Products and Effect of Product Lifecycles," "--Consolidation of Distribution Network; Customer Concentration" and "Business--Competition."

DEPENDENCE ON REGULATORY APPROVAL AND COMPLIANCE

  The development, manufacture, marketing and sale of pharmaceutical products is subject to extensive federal, state and local regulation in the U.S. and similar regulation in other countries. The Company, like its competitors, must obtain approval from FDA before marketing most drugs, and must demonstrate continuing compliance with current Good Manufacturing Practices ("cGMP") regulations. Generally, for generic products an ANDA is submitted to FDA, and for new drugs, a New Drug Application ("NDA") is submitted. Under certain circumstances following product approval and market introduction, FDA can request product recalls, seize inventories and merchandise in commerce, move to enjoin further manufacture and product distribution, suspend distribution or withdraw FDA approval of the product, and debar a company from submitting new applications. FDA also can take administrative action against a company to suspend substantive review of pending applications and withhold approvals, if it concludes that the data and applications from that company may not be reliable or that there are significant unresolved cGMP issues pertinent to the manufacture of drugs at a particular facility of that company. Any such actions are likely to have a material adverse effect on a company's business. The Company has ANDAs currently pending before FDA and intends to file additional ANDAs in the future. Delays in the review of these applications or the inability of the Company to obtain approval of certain of these applications or to market the product following approval could have a material adverse effect on the Company's business, results of operations and financial condition. See "--Dependence Upon New Products and Effect of Product Lifecycles," "--Pending Regulatory Matters" and "Business--Government Regulations."

PENDING REGULATORY MATTERS

  In early 1996, FDA conducted an inspection of the operations of the Company's subsidiary, Steris Laboratories, Inc. ("Steris"), located in Phoenix, Arizona. At the conclusion of that inspection, FDA identified various cGMP manufacturing and reporting deficiencies in Steris' operations. Steris has subsequently been advised by FDA that it will not approve any ANDAs for products manufactured at the Steris facility until FDA confirms that the manufacturing and reporting deficiencies have been corrected. Ten of the Company's pending ANDAs have been filed from the Steris facility. Following the 1996 inspection, Steris implemented numerous measures to correct these deficiencies and place Steris in compliance with applicable FDA manufacturing and reporting requirements.

  In July 1997, FDA conducted a follow-up inspection of the Steris facility. At the conclusion of that inspection, FDA identified additional cGMP deficiencies at the Steris facility. Steris has implemented measures intended to correct these deficiencies and believes that a full reinspection will be required before FDA will approve ANDAs for new products manufactured at the Steris facility. While the Company is currently discussing with FDA the timing of this reinspection, no assurance can be given as to when it will take place.

  Following the 1996 inspection of Steris, FDA's Office of Regulatory Affairs staff commenced an investigation of Steris' operations that focused primarily on drug stability issues, including Steris' alleged failure to notify FDA on an adequate and timely basis of drug stability problems with respect to certain products manufactured at the Steris facility. On the basis of this investigation, the U.S. Department of Justice ("DOJ") notified Steris in a letter dated July 28, 1997 that the alleged reporting deficiencies constituted serious breaches of regulatory obligations and indicated that it would be willing to negotiate a settlement of the alleged violations with Steris. The contemplated settlement will require Steris to pay a substantial misdemeanor fine for failure to observe application reporting requirements for two drugs during 1994 and 1995. While the Company does not expect any other sanctions to arise in respect of this matter, any such sanctions could have a material adverse effect on the Company's business, results of operations and financial condition.

  In 1995, FDA inspected the operations of the Company's subsidiary, Danbury Pharmacal, Inc. ("Danbury"), which operates facilities in Carmel, New York and Danbury, Connecticut. As a result of observations made by FDA relating to Danbury's compliance with cGMP requirements and the integrity of the data submitted by Danbury in support of certain ANDAs, Danbury voluntarily audited all data submitted in connection with 26 of its pending and approved ANDAs. Since the 1995 inspection, FDA has continued to approve ANDAs for products manufactured by Danbury. In August 1997, FDA reinspected the Carmel and Danbury facilities. FDA observed certain cGMP deficiencies which the Company has corrected in a manner satisfactory to FDA. FDA is currently conducting an additional inspection of those facilities, which the Company believes primarily will involve evaluations of the ANDA audits and the procedural changes Danbury instituted to remedy cGMP deficiencies observed during the 1995 FDA inspection.

  In June 1997, FDA conducted an ANDA preapproval and cGMP inspection at the Company's Marsam subsidiary, located in Cherry Hill, New Jersey. Although the inspection focused primarily on issues relating to the manufacture of certain drug products that are the subject of five pending ANDAs, the inspection also included an examination of Marsam's general compliance with cGMP requirements. Marsam was informed at the conclusion of the inspection that FDA intended to withhold approval of the five ANDAs until certain alleged cGMP deficiencies are corrected. Marsam has provided FDA with information it believes demonstrates that the alleged deficiencies are not significant and that corrective measures have been implemented. FDA has informed Marsam that a follow-up inspection will be conducted to determine whether these corrective actions have been implemented satisfactorily. The Company expects that this inspection will occur in the near future. Seven of the Company's pending ANDAs have been filed from the Marsam facility.

  There can be no assurance that FDA will determine that the Company has adequately corrected the alleged deficiencies or that approval of any of the pending or subsequently submitted ANDAs by the Company will be forthcoming. In addition, there can be no assurance that FDA, following the reinspection of the Steris, Danbury and Marsam facilities and its review of their respective responses to the alleged cGMP deficiencies, will not seek to impose additional regulatory sanctions against the Company and its subsidiaries. See "-- Dependence Upon New Products and Effect of Product Lifecycles" and "Business-- Government Regulations."

CONSOLIDATION OF DISTRIBUTION NETWORK; CUSTOMER CONCENTRATION

  The Company's principal customers are wholesale drug distributors and major drug store chains. These customers comprise a significant part of the distribution network for pharmaceutical products in the United States. This distribution network is continuing to undergo significant consolidation marked by mergers and acquisitions among wholesale distributors and the growth of large retail drug store chains. As a result, a small number of large wholesale distributors control a significant share of the market, and the number of independent drug stores and small drug store chains has decreased. The Company expects that consolidation of drug wholesalers and retailers will increase competitive pricing pressure on generic drug manufacturers. The Company believes this consolidation has caused and may continue to cause the Company's customers to reduce purchases of the Company's products. For the nine months ended September 1997 and for the year ended December 1996, sales to the Company's ten largest customers represented approximately 70% of the Company's total net revenues. For the nine months ended September 1997, three customers accounted for 17%, 16% and 11%, respectively, of the Company's total net revenues. The same three customers accounted for 16%, 15% and 11%, respectively, of the Company's total net revenues in 1996. The loss of any of these customers could materially and adversely affect the Company's business, results of operations and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business-- Industry Overview."

DEPENDENCE ON COLLABORATIVE RELATIONSHIPS

  The Company develops and markets certain products through collaborative arrangements with other companies through which it gains access to dosage forms, proprietary drug delivery technology, specialized formulation capabilities and active pharmaceutical ingredients. The Company relies on its collaborative partners for any number of functions, including product formulation, approval and supply. There can be no assurance these products will be successfully developed or that the Company's partners will perform their obligations under these collaborative arrangements. Further, there can be no assurance that the Company will be able to enter into future collaborative arrangements on favorable terms, or at all. Even if the Company enters into such collaborative arrangements, there can be no assurance that any such arrangement will be successful. See "Business--Strategy" and "Business--Strategic Collaborations."

SUPPLY OF RAW MATERIALS

  The principal components of the Company's products are active and inactive pharmaceutical ingredients and certain packaging materials. Many of these components are available only from a single source and, in many of the Company's ANDAs, only one supplier of raw materials has been identified, even in instances when multiple sources exist. Because FDA approval of drugs requires manufacturers to specify their proposed suppliers of active ingredients and certain packaging materials in their applications, FDA approval of any new supplier would be required if active ingredients or such packaging materials were no longer available from the specified supplier. The qualification of a new supplier could delay the Company's development and marketing efforts. Any interruption of supply could have a material adverse effect on the Company's ability to manufacture its products or to obtain or maintain regulatory approval of such products. In addition, the Company obtains a significant portion of its raw materials from foreign suppliers. Arrangements with international raw material suppliers are subject, among other things, to FDA regulation, various import duties and other government clearances. Acts of governments outside the U.S. may affect the price or availability of raw materials needed for the development or manufacture of generic drugs. In addition, recent changes in patent laws in jurisdictions outside the U.S. may make it increasingly difficult to obtain raw materials for research and development prior to the expiration of the applicable U.S. patents. There can be no assurance that the Company will establish or, if established, maintain good relationships with its suppliers or that such suppliers will continue to supply ingredients in conformity with legal or regulatory requirements. See "Business--Strategy" and "Business--Manufacturing and Distribution."

RISK OF PRODUCT LIABILITY CLAIMS; NO ASSURANCE OF ADEQUATE INSURANCE

  The testing, manufacture and sale of pharmaceutical products involve a risk of product liability claims and the adverse publicity that may accompany such claims. The Company is a defendant in a number of product liability cases, the outcome of which the Company believes should not materially and adversely affect the Company's business, financial condition or results of operations. Although the Company maintains what it believes to be an adequate amount of product liability insurance coverage, there can be no assurance that the Company's existing product liability insurance will cover all current and future claims or that the Company will be able to maintain existing coverage or obtain, if it determines to do so, insurance providing additional coverage at reasonable rates. No assurance can be given that one or more of the claims arising under any pending or future product liability cases, whether or not covered by insurance, will not have a material adverse effect on the Company's business, results of operations or financial condition. See "Business--Product Liability; Insurance" and "Business--Legal Proceedings."

CONTROL OF THE COMPANY

  Several of the Company's current principal stockholders are parties to the Restructuring Agreements (as defined herein), which govern the voting of their Common Stock until March 2000. The shares subject to these agreements
represent approximately   % of the shares of Common Stock to be outstanding
immediately following the Offering. Under these agreements, the voting trustee (currently Martin Sperber, the Chairman of the Board, Chief Executive Officer and President of the Company), has the right to vote, or direct the vote of, the shares subject to these agreements. As a result, Mr. Sperber will be able to control substantially all matters requiring stockholder approval, including the election of directors, following the Offering. These agreements remain in effect until March 2000, subject to earlier termination under certain circumstances. Upon such termination, the stockholders who are parties to these agreements may be able to control all matters requiring stockholder approval, including the election of directors.

  Bayer Corporation, which owns 28.3% of the outstanding shares of Common Stock immediately prior to the Offering, is a party to an agreement (the "Standstill") with the Company that, among other things, prevents Bayer Corporation from acquiring or seeking to acquire control of the Company prior to May 15, 2001. After such date, Bayer Corporation has the right to acquire control through open market purchases, and under certain circumstances within six months of the end of the Standstill, to acquire from certain principal stockholders of the Company or from the Company a number of shares that would enable Bayer Corporation to own a majority of the outstanding shares of Common Stock. During the Standstill, under the terms of the Restructuring Agreements, Bayer Corporation has the right to acquire, including under certain circumstances the right to acquire from the Company and certain of its principal stockholders, a significant number of additional shares of Common Stock.

  As long as Bayer Corporation owns 10% or more of the outstanding Common Stock, Bayer Corporation has the right to nominate one member of the Company's Board of Directors and the right to nominate one or more additional directors, depending on the number of shares it owns. Until May 15, 2001, the Company may not undertake certain actions without the consent of Bayer Corporation, including, among other things, engaging in any business not principally in a segment of the pharmaceutical or health care industry or amending the Company's charter or by-laws to require more than majority approval to elect a majority of the Board of Directors, merge, consolidate or sell all or substantially all the Company's assets. In addition, until the shares of the Company's Common Stock held by more than 300 persons who are neither current stockholders, their permitted transferees nor employees of the Company have a total market value in excess of $100.0 million, the Company may not undertake certain other actions without the consent of Bayer Corporation.

  Each of the provisions described above may make it more difficult for a third party to acquire, or may discourage acquisition bids for, Schein and could limit the price that certain investors might be willing to pay in the future for shares of the Common Stock. See "Principal and Selling
Stockholders--Restructuring Agreements" and "Certain Transactions."

RESTRICTIONS IMPOSED BY TERMS OF INDEBTEDNESS

  The Senior Credit Agreement (as defined herein) requires the Company to maintain specified financial ratios and satisfy certain financial tests. The Company's ability to meet such financial tests may be affected by events beyond its control, and there can be no assurance that the Company will meet such tests. A breach of any of these financial tests could result in an event of default under the Senior Credit Agreement, in which case the lenders could elect to declare all liabilities and obligations thereunder to be immediately due and payable and to terminate all commitments under the Senior Credit Agreement. If the Company were unable to repay or refinance all amounts declared due and payable, such lenders could proceed against the collateral that secures the liabilities and obligations under the Senior Credit Agreement. Substantially all the assets of the Company secure the liabilities and obligations under the Senior Credit Agreement. If the Senior Credit Agreement were to be accelerated, there can be no assurance that the Company would be able to repay in full such indebtedness and other indebtedness of the Company, and in such event the equity holders could lose their entire investment. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

SHARES ELIGIBLE FOR FUTURE SALE

  As of     , 1998,   of the 33,611,472 outstanding shares of Common Stock
were "restricted securities" (as that term is defined in Rule 144 under the Securities Act of 1933 (the "Securities Act")) and, under certain circumstances, may be sold without registration pursuant to Rule 144. In
addition to the     shares offered
hereby, approximately     shares of Common Stock will be eligible for sale in
the public market pursuant to Rules 144 and 701 under the Securities Act
immediately after the Offering (including     shares that may be issued on the
exercise of outstanding options). The Company is unable to predict the effect that sales made under Rule 144, or otherwise, may have on the then prevailing
market price of the Common Stock. Holders of     shares of Common Stock
(including     shares eligible for immediate sale) and outstanding options to
purchase     shares of Common Stock have entered into lock-up agreements in which such holders have agreed not to offer or sell publicly or otherwise dispose of such shares without the consent of Cowen & Company for 180 days after the effective date of this Prospectus. Under the terms of the Restructuring Agreements, certain principal stockholders of the Company are
subject to restrictions on the transfer of their shares. As of      , 1998,
the holders of 32,242,236 shares of Common Stock are entitled to certain piggyback and demand registration rights with respect to such shares. By exercising their registration rights, subject to certain limitations, such holders could cause a large number of shares to be registered and sold in the public market commencing 180 days after the date of this Prospectus. Such sales may have an adverse effect on the market price for the Common Stock and could impair the Company's ability to raise capital through an offering of its equity securities. See "Principal and Selling Stockholders," "Shares Eligible for Future Sale" and "Underwriting."

DILUTION

  The public offering price is substantially higher than the tangible book value per share of Common Stock. Investors purchasing shares of Common Stock in the Offering will therefore incur immediate, substantial dilution estimated
to be $   per share (based on an estimated offering price of $   per share,
the midpoint of the estimated range, and after deducting underwriting discounts and offering expenses). See "Dilution."

ANTI-TAKEOVER PROVISIONS

  Certain provisions of the Company's Articles of Incorporation and Bylaws, as well as the Delaware General Corporation Law (the "Delaware GCL"), could discourage a third party from attempting to acquire, or make it more difficult for a third party to acquire, control of the Company without approval of the Company's Board of Directors. Such provisions could also limit the price that certain investors might be willing to pay in the future for shares of the Common Stock. Such provisions allow the Board of Directors to authorize the issuance of preferred stock with rights superior to those of the Common Stock. Moreover, certain provisions of the Company's Articles of Incorporation or Bylaws generally permit removal of directors with or without cause by a 66 2/3% vote of the stockholders of the Company, require the consent of Bayer Corporation to amend certain provisions of the Company's Articles of Incorporation and Bylaws, require a majority vote of the Board of Directors generally to amend the Company's Articles of Incorporation and Bylaws and require the Company's Board of Directors or Chairman of the Board to call a meeting of the stockholders. See "Description of Capital Stock."

ABSENCE OF DIVIDENDS

  The Company intends to retain earnings, if any, for use in its business and does not anticipate paying any cash dividends in the foreseeable future. See "Dividend Policy."

FLUCTUATING RESULTS OF OPERATIONS

  During the past three years, the Company's results of operations have fluctuated materially on both an annual and a quarterly basis. These fluctuations have resulted from several factors, including, among others, the timing of introductions of new products by the Company and its competitors, timing of receipt of patent settlement revenues, dependence by the Company on a limited number of products, certain non-recurring expenses related to the Company's restructuring and relocation in 1994, the Marsam Acquisition (as defined herein) in 1995 and weak performance by the generic drug industry in the second half of 1996 and continuing into the first half of 1997. The Company believes that it will continue to experience fluctuations in net revenues, gross profit and net income as a result of, among other things, the timing of regulatory approvals and market introduction of new products by the Company and its competitors, and downward pressure on pricing for products available from multiple approved sources. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

NO PRIOR PUBLIC MARKET; POSSIBLE SHARE PRICE VOLATILITY

  Prior to the Offering, there has been no public market for the Common Stock, and there can be no assurance that an active trading market will develop or be sustained after the Offering. The public offering price of the Common Stock will be determined by negotiations among the Company, the Selling Stockholders and the representatives of the Underwriters. The stock market, including the New York Stock Exchange, on which the Company is applying to list the Common Stock, has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. In addition, the market price of the Common Stock, like the stock prices of many publicly traded pharmaceutical companies, may be highly volatile. Announcements of new products by the Company or its competitors, approvals of products or other actions by FDA, developments or disputes concerning patent or proprietary rights or regulation, publicity regarding actual or potential clinical results relating to products under development by the Company or its competitors, public concern as to the safety of pharmaceutical products and economic and other external factors, as well as period-to-period fluctuations in financial results, among other factors, may have a significant impact on the market price of the Common Stock. See "Underwriting."

                                  THE COMPANY

  The Company was founded in 1985. From 1992 to 1994, the Company engaged in a series of corporate reorganization transactions, including the separation of the Company from Henry Schein, Inc., a company engaged in the direct marketing of health care products and services to office-based health care practitioners, and the Company's re-incorporation from New York to Delaware by way of the merger of the Company's parent into the Company. In 1994, Bayer Corporation purchased 28.3% of the Company's outstanding shares and agreed to pursue future strategic alliances with the Company. In September 1995, the Company acquired all the outstanding shares of Marsam, a developer, manufacturer and marketer of generic injectable prescription drugs.

  The Company is a Delaware corporation with its corporate offices at 100 Campus Drive, Florham Park, New Jersey 07932. Its telephone number is (973) 593-5500.

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the Common Stock offered hereby, after deducting underwriting discounts and commissions and estimated
offering expenses, will be approximately $    million, assuming a public
offering price of $    per share (the midpoint of the estimated range), ($
million, if the Underwriters' over-allotment option is exercised in full). The
Company intends to use $    million of the net proceeds to repay a portion of
the revolving and/or term loan facility under the Senior Credit Agreement,
which bears interest at a rate of    %, and $    million of the net proceeds
to repay a portion of Senior Floating Rate Notes Due 2004 (as defined herein), which bear interest at a LIBOR-based floating rate. The Company will receive no part of the proceeds to the Selling Stockholders. See "Capitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

                                DIVIDEND POLICY

  The Company does not anticipate paying cash dividends in the foreseeable future. The Company currently intends to retain any future earnings for use in the Company's business. Currently, the Company's Senior Credit Agreement and its Senior Floating Rate Notes Due 2004 contain restrictions on the payment of dividends. In addition, under certain circumstances, the Company may not declare dividends on the Common Stock without the consent of Bayer Corporation. See "Certain Transactions," "Principal and Selling Stockholders" and Note 9 to the Consolidated Financial Statements of the Company.

                                CAPITALIZATION

  The following table sets forth the short-term debt and capitalization of the Company as of September 1997 (i) on a historical basis, (ii) on a pro forma basis giving effect to the conversion of the Senior Subordinated Loan (as defined herein) to the Senior Floating Rate Notes Due 2004 and the payment of $4.2 million in fees and expenses in connection therewith, in each case in December 1997, and the prepayment in October 1997 of $12.5 million of a term loan facility (with proceeds from the Company's revolving credit facility) as if these events occurred as of September 1997 and (iii) pro forma (on the basis set forth above) as adjusted to give effect to the receipt and
application of the estimated net proceeds of the sale of           shares of
Common Stock offered by the Company in the Offering, assuming a public
offering price of $    per share (the midpoint of the estimated range). This
table should be read in conjunction with the Consolidated Financial Statements of the Company and the notes thereto included elsewhere in this Prospectus. See "Use of Proceeds."

                                                         SEPTEMBER 1997
                                                 ------------------------------
                                                                    PRO FORMA
                                                  ACTUAL  PRO FORMA AS ADJUSTED
                                                 -------- --------- -----------
                                                         (IN THOUSANDS)
Short-term debt:
  Revolving credit facility(1).................. $ 26,000 $ 42,700     $
  Current portion of term loan facility.........    6,842    6,842
  Current portion of capitalized lease
   obligations..................................      101      101
                                                 -------- --------     -----
    Total short-term debt....................... $ 32,943 $ 49,643     $
                                                 ======== ========     =====
Long-term debt:
  Term loan facility............................ $123,158 $110,658     $
  Senior Subordinated Loan......................  100,000      --
  Senior Floating Rate Notes Due 2004(2)........      --   100,000
  Capitalized lease obligations.................      312      312
                                                 -------- --------     -----
    Total long-term debt........................  223,470  210,970
                                                 -------- --------     -----
Stockholders' equity:
  Common stock, par value $.01 per share;
   100,000 authorized shares: 33,611 issued and
   outstanding, actual and pro forma;
          issued and outstanding pro forma as
   adjusted(3)..................................      336      336
  Additional paid-in capital....................   38,543   38,543
  Retained earnings.............................   92,107   92,107
  Other.........................................    6,098    6,098
                                                 -------- --------     -----
    Total stockholders' equity..................  137,084  137,084
                                                 -------- --------     -----
      Total capitalization...................... $360,554 $348,054     $
                                                 ======== ========     =====

--------
(1) For a description of the amount that may be borrowed under the Senior Credit Agreement, see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."
(2) For a description of the terms and conditions of the Senior Floating Rate Notes Due 2004, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 17 to the Consolidated Financial Statements of the Company.
(3) Excludes 3,650,763 shares of Common Stock reserved for issuance upon the exercise of outstanding options granted pursuant to the Company's 1993 Stock Option Plan, 1997 Stock Option Plan and the 1995 Non-Employee Director Plan at a weighted average exercise price of $14.65 per share. Upon closing of the Offering, the Company intends to grant up to an
    additional     options at an exercise price equal to the initial public
    offering price of the Common Stock offered hereby. See "Management--Stock Options."

                                   DILUTION

  The consolidated negative net tangible book value of the Company as of September 1997 was approximately $(50.5) million, or $(1.50) per share. Consolidated negative net tangible book value per share represents the amount of the Company's stockholders' equity, less intangible assets, divided by 33,611,472, the number of shares of Common Stock outstanding, in each case as of September 1997.

  Dilution per share represents the difference between the amount per share paid by purchasers of shares of Common Stock offered by the Company in the Offering and the pro forma consolidated negative net tangible book value per share of Common Stock immediately after completion of the Offering. After
giving effect to the sale of     shares of Common Stock offered by the Company
in the Offering at an assumed initial public offering price of $    (the
midpoint of the estimated range) per share and after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company, the pro forma consolidated negative net tangible book value of the
Company as of September 1997 would have been $    million, or $    per share.
This represents an immediate increase in net tangible book value of $    per
share to existing stockholders and an immediate dilution in net tangible book
value of $    per share to purchasers of Common Stock in the Offering, as illustrated in the following table:

Assumed initial public offering price per share..................          $
Consolidated negative net tangible book value per share before the Offering....................................................  $(1.50)
Increase per share attributable to new investors.................     --
                                                                   ------
Pro forma consolidated negative net tangible book value per share
 after the Offering..............................................           --
                                                                           ----
Dilution per share to new investors..............................          $--
                                                                           ====

  During the past five years the following persons have acquired shares of the Common Stock for the following prices: Martin Sperber--an aggregate of 725,454 shares at an average price of $16.26 per share; and other members and former members of the Company's and Henry Schein, Inc.'s management--an aggregate of 643,782 shares at an average price of $16.26 per share. See "Certain Transactions" and "Principal and Selling Stockholders."

                     SELECTED CONSOLIDATED FINANCIAL DATA

  The following selected consolidated financial data with respect to the Company's financial position at December 1995 and 1996, and its results of operations for the years ended December 1994, 1995 and 1996, has been derived from the audited consolidated financial statements of the Company included elsewhere in this Prospectus. The selected consolidated financial information with respect to the Company's financial position at December 1992, 1993 and 1994, and its results of operations for the years ended December 1992 and 1993, has been derived from the audited consolidated financial statements of the Company which are not included in this Prospectus. The information for the interim periods is unaudited; however, in the opinion of management, all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of such information have been included. The interim results of operations may not be indicative of the results for the full year. The selected consolidated financial data presented below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.

                                                                         NINE MONTHS ENDED
                                      YEAR ENDED DECEMBER                    SEPTEMBER
                          ---------------------------------------------- -----------------
                            1992     1993      1994   1995(1)     1996     1996     1997
                          -------- --------  -------- --------  -------- -------- --------
                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS
 DATA:
Net revenues............  $319,875 $393,926  $385,428 $391,846  $476,295 $352,172 $353,829
Cost of sales...........   207,276  217,653   237,380  250,507   320,675  236,721  240,562
                          -------- --------  -------- --------  -------- -------- --------
 Gross profit...........   112,599  176,273   148,048  141,339   155,620  115,451  113,267
Costs and expenses:
 Selling, general and
  administrative........    55,763   64,489    71,416   73,250    84,366   61,149   57,950
 Research and
  development...........    14,234   18,055    19,170   28,324    27,030   23,044   22,854
                          -------- --------  -------- --------  -------- -------- --------
                            42,602   93,729    57,462   39,765    44,224   31,258   32,463
 Amortization of
  goodwill and other
  intangibles...........       --       --        --     3,399    10,195    7,713    7,722
 Special compensation,
  restructuring and
  relocation(2).........     7,417    8,426    33,594      --        --       --       --
 Acquired in-process
  Marsam research and
  development(1)........       --       --        --    30,000       --       --       --
                          -------- --------  -------- --------  -------- -------- --------
Operating income........    35,185   85,303    23,868    6,366    34,029   23,545   24,741
 Interest expense, net..     2,315    1,467     1,493   10,005    23,285   16,081   20,456
 Other expense (income),
  net(3)................       195    9,215       579      779     4,156    1,745   (4,536)
                          -------- --------  -------- --------  -------- -------- --------
Income (loss) before
  taxes on income and
  minority interest.....    32,675   74,621    21,796   (4,418)    6,588    5,719    8,821
 Provision for income
  taxes(4)..............    12,490   29,096    15,165   10,482     5,191    3,573    5,095
 Minority interest......     2,173     (343)      --       --        --       --       --
                          -------- --------  -------- --------  -------- -------- --------
Net income (loss).......  $ 18,012 $ 45,868  $  6,631 $(14,900) $  1,397 $  2,146 $  3,726
                          ======== ========  ======== ========  ======== ======== ========
Earnings (loss) per
 common share(5)........  $   0.56 $   1.38  $   0.20 $  (0.44) $   0.04 $   0.06 $   0.11
                          ======== ========  ======== ========  ======== ======== ========
Weighted average number
 of common shares
 outstanding(5).........    32,083   33,217    33,429   34,071    34,026   34,033   34,115

                                           DECEMBER
                         -------------------------------------------- SEPTEMBER
                           1992     1993     1994     1995     1996     1997
                         -------- -------- -------- -------- -------- ---------
                                             (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital......... $ 82,731 $ 87,035 $ 98,610 $ 92,021 $ 99,111 $ 93,480
Total assets............  211,744  227,861  269,729  522,410  544,312  520,699
Short-term debt,
 including current
 portion of long-term
 debt...................    1,185    1,838    3,465   40,078   41,090   32,943
Long-term debt, less
 current portion........   43,440   25,725   42,462  240,480  245,390  223,470
Stockholders' equity....   85,761  130,336  140,164  125,692  129,980  137,084

--------
(1) Includes the results of Marsam from September 1995, the date of purchase. In connection with the purchase of Marsam, the Company recognized acquired in-process research and development. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 3 to the Consolidated Financial Statements of the Company.
(2) Special compensation, restructuring and relocation expenses includes costs recognized by the Company in connection with its restructuring and relocation of its corporate headquarters. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Notes 2 and 12 to the Consolidated Financial Statements of the Company.
(3) Other expense (income), net in 1992 includes $0.5 million of an extraordinary income item.
(4) Provision for income taxes in 1993 includes an adjustment to reduce income taxes by $1.1 million relating to the adoption of Financial Accounting Standard Number 109.
(5) See Note 1 to the Consolidated Financial Statements of the Company for information concerning the computation of earnings per share.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

  The following discussion and analysis should be read in conjunction with "Selected Consolidated Financial Data" and the Consolidated Financial Statements of the Company and Notes thereto included elsewhere in this Prospectus. This Prospectus contains forward-looking statements that involve risks and uncertainties, such as statements of the Company's plans, objectives, expectations and intentions. The cautionary statements made in this Prospectus should be read as being applicable to all related forward-looking statements wherever they appear in this Prospectus. See "Risk Factors."

OVERVIEW

  The Company currently manufactures and markets two classes of pharmaceutical products, generic products and branded products. The Company's results of operations depend on the Company's ability to develop and commercialize new pharmaceutical products. Generally, following the expiration of patents and any other market exclusivity periods for branded drugs, the first pharmaceutical manufacturers successfully to market generic equivalents of such drugs achieve higher revenues and gross profit from the sale of such generic drugs than do others from the sale of generic equivalents subsequently approved. As competing generic equivalents reach the market, the prices, sales volumes and profit margins of the earliest generic versions often decline significantly. For these reasons, the Company's ability to achieve growth in revenues and profitability depends on its being among the first companies to introduce new generic products. During the past five years, the Company has introduced a significant number of generic products to the market at patent expiration dates and in a number of cases prior to patent expiration of the branded product by successful challenges to the patent under the Waxman-Hatch Act.

  The Company's dependence on a limited number of products, the product cycles of such products, and the timing of receipt of patent settlement revenues have resulted in significant fluctuations in the Company's earnings. Continued growth in the Company's revenues will depend on continued market demand for its products, as well as the successful introduction and marketing of new products.

  Net revenues from INFeD as a portion of total net revenues increased from 16% in 1994 to 20% in the nine months ended September 1997. Gross profit margins on INFeD exceed gross profit margins on the Company's generic products generally; accordingly, the gross profit from increased sales of INFeD have offset the reduction in gross profit from generic products during the periods presented.

  The following table sets forth the net revenues of the Company's generic and branded businesses for each of the periods shown:

                                                              NINE MONTHS ENDED
                                         YEAR ENDED DECEMBER      SEPTEMBER
                                         -------------------- -----------------
                                          1994   1995   1996    1996     1997
                                         ------ ------ ------ -------- --------
                                                     (IN MILLIONS)
Generic business:
  Core products......................... $291.9 $300.8 $331.6 $  247.6 $  221.4
  Nortriptyline.........................   32.6   19.0    9.0      7.3      4.5
  Vecuronium bromide....................    --     --    34.2     23.2     30.8
  Patent settlement revenues............    --     5.0   13.5     13.5     25.0
                                         ------ ------ ------ -------- --------
    Total generic revenues..............  324.5  324.8  388.3    291.6    281.7
Branded business:
  INFeD.................................   60.9   67.0   88.0     60.6     72.1
                                         ------ ------ ------ -------- --------
    Total net revenues.................. $385.4 $391.8 $476.3 $  352.2 $  353.8
                                         ====== ====== ====== ======== ========

  From 1992 to 1994, the Company engaged in a series of corporate reorganization transactions, including the separation of the Company from Henry Schein, Inc., which is engaged in the direct marketing of health care products and services to office-based health care practitioners. In connection with these transactions, Bayer Corporation purchased from the Company's stockholders 28.3% of the Company's outstanding shares for $312.4 million and agreed with the Company to pursue future strategic alliances. Charges for special compensation, restructuring and relocation incurred in connection with the reorganization aggregated $7.4 million, $8.4 million and $33.6 million for 1992, 1993 and 1994, respectively.

  The Company acquired all the outstanding capital stock of Marsam (the "Marsam Acquisition") in September 1995 for $245.0 million in cash, which expanded the Company's ability to manufacture sterile penicillins and oral and sterile cephalosporins.

RESULTS OF OPERATIONS

  The following table sets forth certain selected income statement data as a percentage of net revenues for the periods indicated:

                                                                  NINE MONTHS
                                                                     ENDED
                                         YEAR ENDED DECEMBER       SEPTEMBER
                                         -----------------------  ------------
                                          1994    1995     1996   1996   1997
                                         ------  ------   ------  -----  -----
                                                  (IN MILLIONS)
Net revenues............................  100.0%  100.0%   100.0% 100.0% 100.0%
Cost of sales...........................   61.6    63.9     67.3   67.2   68.0
                                         ------  ------   ------  -----  -----
Gross profit............................   38.4    36.1     32.7   32.8   32.0
Costs and expenses:
  Selling, general and administrative...   18.5    18.7     17.7   17.4   16.4
  Research and development..............    5.0     7.2      5.7    6.5    6.4
  Amortization of goodwill and other
   intangibles..........................    --      0.9      2.1    2.2    2.2
  Acquired in-process Marsam research
   and development......................    --      7.7      --     --     --
  Special compensation, restructuring
   and relocation.......................    8.7     --       --     --     --
                                         ------  ------   ------  -----  -----
Operating income........................    6.2     1.6      7.2    6.7    7.0
  Interest expense, net.................    0.4     2.5      4.9    4.6    5.8
  Other expense (income), net...........    0.2     0.2      0.9    0.5   (1.3)
                                         ------  ------   ------  -----  -----
Income (loss) before provision for
 income taxes...........................    5.6    (1.1)     1.4    1.6    2.5
  Provision for income taxes............    3.9     2.7      1.1    1.0    1.4
                                         ------  ------   ------  -----  -----
Net income (loss).......................    1.7%   (3.8)%    0.3%   0.6%   1.1%
                                         ======  ======   ======  =====  =====

  NINE MONTHS ENDED SEPTEMBER 1997 COMPARED TO NINE MONTHS ENDED SEPTEMBER
1996

  Net revenues increased $1.6 million, or 0.5%, from $352.2 million in 1996 to $353.8 million in 1997. In the branded business, sales increased $11.5 million, which offset a decline in sales of generic products of $9.9 million. The increase in branded product sales reflected largely an increase in units sold. The decline in generic revenues resulted from a $26.2 million decline in the sales of core products and a $2.8 million decline in sales of nortriptyline, offset by an $11.5 million increase in patent settlement revenues received in the first quarter of 1997 and a $7.6 million increase in sales of vecuronium bromide. The decrease in sales of core products reflected the strategic decision in the second half of 1996 to discontinue certain low-margin manufactured products and to reduce selling efforts on outsourced products as well as competitive pressures on other core products, which was offset by the impact of a $6.4 million increase in sales of new products.

  Gross profit decreased $2.2 million, or 1.9%, from $115.5 million in 1996 to $113.3 million in 1997. The gross profit margin decreased from 32.8% in 1996 to 32.0% in 1997. This decline in gross profit was largely comprised of a decline in gross profit on core products which was partially offset by increased gross profit on INFeD, vecuronium bromide and new products. Gross profit from patent settlements received in the first quarters of 1996 and 1997 contributed $5.6 million more in the first quarter of 1997 than in the first quarter of 1996. Gross profit was offset by increases in manufacturing variances and other costs of $4.6 million in the first nine months of 1997 as compared to the first nine months of 1996. In the third quarter of 1997 compared to the third quarter of 1996, the gross profit margin decreased from 32.7% to 29.7%, reflecting a less favorable mix of products sold as well as competitive price pressures.

  Selling, general and administrative expenses decreased $3.2 million, or 5.2%, from $61.1million in 1996 to $58.0 million in 1997. Selling, general and administrative expenses as a percentage of net revenues decreased from 17.4% in 1996 to 16.4% in 1997. The decrease in selling, general and administrative expenses was due primarily to the effects of various cost reduction initiatives, including a reduction in the retail field sales force. In the third quarter of 1997, the Company experienced increased selling, general and administrative expenses compared to earlier quarters of 1997 due primarily to higher brand marketing expenses.

  Research and development expenses decreased $0.2 million, or 0.8%, from $23.0 million in 1996 to $22.8 million in 1997. However, expenses in the third quarter of 1997 increased compared to earlier 1997 quarters largely reflecting costs associated with a development project nearing launch stage.

  Amortization of goodwill and other intangibles was unchanged compared to the comparable period in 1996.

  As a result of the factors discussed above, operating income increased $1.2 million, or 5.1%, from $23.5 million in 1996 to $24.7 million in 1997.

  Interest expense, net, increased $4.4 million, or 27.2%, from $16.1 million in 1996 to $20.5 million in 1997 principally due to higher amortization of deferred financing expenses of $2.5 million and increased interest costs of $1.5 million resulting from refinancing of senior debt with higher cost subordinated debt in December 1996.

  Other expense (income), net, changed by $6.2 million from an expense of $1.7 million in 1996 to income of $4.5 million in 1997. Gains on the sale of marketable securities of $9.9 million, primarily in the third quarter of 1997, offset increased equity losses from the Company's investment in international joint ventures of $1.0 million and other expenses.

  The Company's effective tax rate is higher than the statutory rate due to the effect of significant non-deductible expenses. The 1997 effective tax rate decreased from 62.5% in 1996 to 57.8% in 1997, primarily as a result of higher income offsetting fixed non-deductible expenses.

  1996 COMPARED TO 1995

  Net revenues increased $84.4 million, or 21.6%, from $391.9 million in 1995 to $476.3 million in 1996. In the generic business, net revenues increased $63.5 million and in the branded business, net revenues increased $21.0 million, driven by increased unit sales of INFeD. Increased revenues of generic products consisted of $34.2 million in sales generated by vecuronium bromide, a new product launched in March 1996, a $8.5 million increase in patent settlement revenues and $30.8 million increase in sales of the Company's core products, offset in part by a decline in nortriptyline sales of $10.0 million. The sales of core products increased primarily from the Marsam Acquisition, which increased core product sales by $14.0 million and from $7.6 million in sales of new products.

  The Company's gross profit increased $14.3 million, or 10.1%, from $141.3 million in 1995 to $155.6 million in 1996. The gross profit margin fell from 36.1% in 1995 to 32.7% in 1996. An increase in gross profit of $31.2 million was attributable to the Company's branded business, vecuronium bromide, and patent settlement revenues, which was partially offset by a $12.6 million increase in manufacturing and regulatory costs.

  Selling, general and administrative expenses increased $11.1 million, or 15.2%, from $73.3 million in 1995 to $84.4 million in 1996 but decreased as a percentage of net revenues from 18.7% in 1995 to 17.7% in 1996. Selling, general and administrative expenses increased due primarily to increased sales volume, the full year impact of the Marsam Acquisition of $3.7 million and an increase in promotional activities in support of new product launches.

  Research and development expenses decreased $1.3 million, or 4.6%, from $28.3 million in 1995 to $27.0 million in 1996. Acquired in-process Marsam research and development charges of $30.0 million were fully reflected in 1995.

  Amortization of goodwill and other intangibles increased $6.8 million from $3.4 million in 1995 to $10.2 million in 1996, giving effect to the full year impact of the Marsam Acquisition.

  As a result of the factors discussed above, operating income increased $27.7 million from $6.4 million in 1995 to $34.0 million in 1997.

  Interest expense, net, increased $13.3 million from $10.0 million in 1995 to $23.3 million in 1996. The increase was due primarily to the increase in average debt associated with the debt financing for the Marsam Acquisition and higher interest rates.

  Other expense (income), net increased $3.4 million from $0.8 million in 1995 to $4.2 million in 1996. Equity losses from the Company's investment in international joint ventures accounted for $3.0 million of the increase.

  The Company's effective tax rate is higher than the statutory rate due to the effect of significant non-deductible expenses. The 1996 effective income tax rate of 78.9% represented a decrease from the 1995 effective rate of 237.3% primarily due to the impact of certain nonrecurring and non-deductible expenses, which were largely comprised of the acquired in-process Marsam research and development charge of $30.0 million.

  1995 COMPARED TO 1994

  Net revenues increased $6.4 million, or 1.7%, from $385.4 million in 1994 to $391.8 million in 1995. In the branded business, net revenues increased $6.1 million and, in the generic business, net revenues increased $0.3 million. The increase in net revenues in the branded business resulted from an increased number of units of INFeD sold. In the generic business, the changes consisted of increases of $4.8 million in sales of new products, $5.0 million in new patent settlement revenues and $14.0 million from the impact of the Marsam Acquisition. These increases in the generic business were offset by a $13.6 million decrease in sales of nortriptyline and a $4.1 million decrease in sales of the Company's other core products due primarily to price declines.

  The Company's gross profit decreased $6.7 million, or 4.5%, from $148.0 million in 1994 to $141.3 million in 1995. The gross profit margin decreased from 38.4% in 1994 to 36.1% in 1995. The decrease was primarily a result of a $12.8 million decrease attributable to lower selling prices of nortriptyline and decreased gross profit on other core products due to competitive pricing pressures. This was partially offset by a $4.0 million increase representing the impact of the Marsam Acquisition, an increase in gross profit in the Company's branded business and decreased manufacturing and regulatory costs.

  Selling, general and administrative expenses increased $1.9 million, or 2.6%, from $71.4 million in 1994 to $73.3 million in 1995. The increase in selling, general and administrative expenses was due primarily to an increase in sales volume, an increase in promotional activities in support of the Company's branded business, new product launches and the Marsam Acquisition. Selling, general and administrative expenses increased as a percentage of net revenues from 18.5% in 1994 to 18.7% in 1995.

  Research and development expenses increased $9.1 million, or 47.8%, from $19.2 million in 1994 to $28.3 million in 1995. Of the $9.1 million increase, $2.1 million represented spending in connection with a worldwide technology licensing and development agreement which the Company entered into during September 1994 and the remaining increase in research and development expenses was attributable to various new in-house development projects.

  Amortization of goodwill and other intangibles of $3.4 million and acquired in-process Marsam research and development charges of $30.0 million in 1995 resulted from the Company's Marsam Acquisition in September 1995. See Note 3 to the Consolidated Financial Statements of the Company.

  The corporate reorganization and relocation were completed during 1994, resulting in a $33.6 million charge. There were no restructuring or relocation expenses incurred during 1995.

  As a result of the factors discussed above, operating income decreased $17.5 million from $23.9 million in 1994 to $6.4 million in 1995.

  Interest expense, net, increased $8.5 million from $1.5 million in 1994 to $10.0 million in 1995. The increase was due primarily to the increase in average debt associated with the debt financing for the Marsam Acquisition funded in September 1995.

  The Company's effective tax rate is higher than the statutory rate due to the effect of significant non-deductible expenses. The 1995 effective income tax rate of 237.3% increased from the 1994 effective income tax rate of 69.6%, primarily due to the impact of certain non-recurring and non-deductible expenses, which were largely comprised of the acquired in-process Marsam research and development charge of $30.0 million. The 1994 effective income tax rate also reflects the impact of non-deductible expenses, primarily special compensation charges in connection with the corporate reorganization completed during 1994.

LIQUIDITY AND CAPITAL RESOURCES

  Historically, the Company has financed its business operations primarily through a revolving credit facility and used long-term bank financing to fund acquisitions. The Company plans to use the proceeds of the Offering to reduce its borrowings under its revolving credit facility and other long-term debt.

  Net cash provided by operating activities was $27.1 million and $10.8 million in the nine months ended September 1997 and in the year ended December 1996, respectively. The net cash provided by operating activities during 1997 was primarily attributable to net income, as adjusted for non-cash charges, of $15.9 million and decreases in inventories and accounts receivable aggregating $11.4 million. The net cash provided by operating activities during 1996 was primarily attributable to net income, as adjusted for non-cash charges, of $27.9 million and an increase in accounts payable and accrued expenses of $11.9 million, offset by an increase in inventories and accounts receivable of $31.0 million.

  Net cash provided by investing activities for the nine months ended September 1997 and used in investing activities for the year ended December 1996 was $1.2 million and $20.0 million, respectively. Cash provided by investing activities in 1997 resulted from the proceeds of sales of marketable securities of $11.6 million, offset primarily by capital expenditures, net of $9.0 million. The 1996 use of cash in investing activities was primarily due to capital expenditures, net, purchase of product rights and licenses and investments in international joint ventures of $17.4 million.

  Net cash used in financing activities for the nine months ended September 1997 of $30.1 million resulted from the net repayment of debt. Net cash provided by financing activities for the year ended December 1996 of $3.6 million was primarily due to net proceeds of debt.

  In September 1995, the Company entered into a secured revolving credit and term loan agreement (as amended, the "Senior Credit Agreement") with a group of banks to provide funds for the Marsam Acquisition, the repayment of certain debt, working capital and general corporate purposes. The Senior Credit Agreement, which expires in December 2001, provided a term loan facility of $250.0 million and a revolving credit facility of $100.0 million. In December 1996, the Company prepaid $100.0 million of the term loan portion of the Senior Credit Agreement using the proceeds from a $100.0 million senior subordinated loan (the "Senior Subordinated Loan") provided by Societe Generale, New York branch. As a result of this payment and a scheduled payment, the term loan facility was reduced to $145.0 million at December 1996. In the first nine months of 1997, the Company made principal payments of $15.0 million, thus reducing the term loan portion to $130.0 million at September 1997, and an additional prepayment of $12.5 million was made in October 1997, reducing the term loan portion to $117.5 million. Quarterly principal payments on the term loan commence in September 1998 and end in the year 2001. Amounts outstanding under the revolving credit facility were $41.0 million and $26.0 million as of December 1996 and September 1997, respectively. In addition to such principal payments, the Company is required to make additional principal payments in certain circumstances. Borrowings under the Senior Credit Agreement bear interest, which is payable at least quarterly, at a rate equal to a floating base rate plus a premium ranging from zero to 1.50% or at a rate equal to LIBOR plus a premium ranging from 0.75% to 2.50%, depending on the type of borrowing and the Company's performance against certain criteria. Outstanding borrowings under the Senior Subordinated Loan bore interest, payable quarterly, at a rate equal to LIBOR plus 4% or the lender's floating base rate plus 3% through January 31, 1998.

  In December 1997, the Company issued $100.0 million of Senior Floating Rate Notes Due 2004 (the "Notes"), the proceeds of which were used to repay the Senior Subordinated Loan. Interest on the Notes is payable quarterly at a rate
per annum equal to LIBOR plus   %. The Notes will mature in December 2004,
unless previously redeemed. The Notes will be redeemable, in whole or in part, at the option of the Company, at any time at the specified redemption prices. Upon the occurrence of a change in control, each holder of Notes may require the Company to repurchase such holder's Notes, in whole or in part, at a repurchase price of 101% of the principal amount, plus accrued and unpaid interest. The Notes, which are unsecured obligations of the Company, rank pari passu with or senior to all existing and future indebtedness of the Company, and will rank senior in right of payment to all existing and future indebtedness of the Company that is, by its terms, expressly subordinated to the Notes.

  The Company believes that its existing credit facilities and cash expected to be generated from operations are sufficient to finance its current level of operations and currently contemplated capital expenditures.

  The Company has signed a non-binding letter dated October 7, 1997 with Cheminor Drugs Limited and its subsidiaries ("Cheminor") and Dr. Reddy's Laboratories Limited and its subsidiaries ("Reddy") outlining the parties' intent to enter into a strategic alliance agreement. Cheminor will make available to the Company its present and future dosage form generic products on an exclusive basis in the United States and certain other countries, and the Company will make available to Cheminor and Reddy its present and future products on an exclusive basis for sale in India and certain other countries. Cheminor and Reddy will make available to the Company bulk active pharmaceutical ingredients. As part of the contemplated arrangement, the Company would purchase 2.0 million publicly traded shares of Cheminor Drugs Limited for $10.0 million, and under certain circumstances have the right and the obligation to purchase an additional 1.0 million shares for $5.0 million. Cheminor would have the right to make fair market value purchases of the Company's Common Stock, once the shares are publicly traded; the purchase price could be payable from profits otherwise due Cheminor from the alliance. Each party would also be entitled to representation on the other company's board of directors consistent with its equity interest. See "Certain Transactions."

  In the event the Company makes any significant acquisitions, it may be required to raise additional funds, through the issuance of additional debt or equity securities. There can be no assurance that such funds, if required, would be available or, if available, would be on terms acceptable to the Company.

QUARTERLY INFORMATION

  As a result of a variety of factors, including the introduction of new products by the Company, the timing of receipt of patent settlement revenues and changes in the degree of competition for the Company's products, the Company's quarterly results of operations have fluctuated significantly and are expected to fluctuate significantly in the future.

  The following tables present unaudited quarterly financial data for the years 1995 and 1996, and for the nine months ended September 1997. The Company believes all necessary adjustments have been included in the amounts stated below to present fairly the selected quarterly information when read in conjunction with the Consolidated Financial Statements of the Company and the notes thereto.

                                                                                                 NINE MONTHS ENDED
                       YEAR ENDED DECEMBER 1995             YEAR ENDED DECEMBER 1996               SEPTEMBER 1997
                              (UNAUDITED)                          (UNAUDITED)                      (UNAUDITED)
                   ----------------------------------  ------------------------------------  ---------------------------
                    FIRST  SECOND   THIRD     FOURTH    FIRST    SECOND   THIRD     FOURTH    FIRST    SECOND    THIRD
                   QUARTER QUARTER QUARTER   QUARTER   QUARTER  QUARTER  QUARTER   QUARTER   QUARTER  QUARTER   QUARTER
                   ------- ------- --------  --------  -------- -------- --------  --------  -------- --------  --------
                                                (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net revenues:
 Net product
  sales..........  $83,978 $98,880 $ 96,344  $107,644  $109,949 $120,398 $108,325  $124,123  $106,839 $114,441  $107,549
 Patent
  settlements....    5,000     --       --        --     13,500      --       --        --     25,000      --        --
                   ------- ------- --------  --------  -------- -------- --------  --------  -------- --------  --------
 Total net
  revenues.......   88,978  98,880   96,344   107,644   123,449  120,398  108,325   124,123   131,839  114,441   107,549
                   ------- ------- --------  --------  -------- -------- --------  --------  -------- --------  --------
Gross profit.....   34,454  39,141   33,303    34,441    42,420   37,620   35,411    40,169    44,722   36,568    31,977
Cost and
 expenses:
 Selling, general
  and
  administrative..  18,214  18,298   17,955    18,783    19,907   20,755   20,487    23,217    19,227   18,478    20,245
 Research and
  development....    7,579   7,996    7,331     5,418     7,242    8,119    7,683     3,986     6,744    7,434     8,676
 Amortization of
  goodwill and
  other
  intangibles....      --      --     1,128     2,271     2,548    2,550    2,615     2,482     2,550    2,598     2,574
 Acquired in-
  process Marsam
  research &
  development....      --      --    30,000       --        --       --       --        --        --       --        --
                   ------- ------- --------  --------  -------- -------- --------  --------  -------- --------  --------
Operating income
 (loss)..........    8,661  12,847  (23,111)    7,969    12,723    6,196    4,626    10,484    16,201    8,058       482
 Interest
  expense, net...      743     954    2,790     5,518     5,321    5,379    5,382     7,203     6,884    6,850     6,722
 Other expenses
  (income), net..      519     607      456      (803)      126       79    1,539     2,412     1,809     (426)   (5,919)
                   ------- ------- --------  --------  -------- -------- --------  --------  -------- --------  --------
Income (loss)
 before provision
 for income
 taxes...........    7,399  11,286  (26,357)    3,254     7,276      738   (2,295)      869     7,508    1,634      (321)
Provision for
 income taxes....    2,996   4,571    1,693     1,222     3,343      733     (503)    1,618     3,625    1,315       155
                   ------- ------- --------  --------  -------- -------- --------  --------  -------- --------  --------
Net income
 (loss)..........    4,403   6,715  (28,050)    2,032     3,933        5   (1,792)     (749)    3,883      319      (476)
                   ======= ======= ========  ========  ======== ======== ========  ========  ======== ========  ========
Earnings (loss)
 per share.......  $  0.12 $  0.20 $  (0.82) $   0.06  $   0.12 $   0.00 $  (0.05) $  (0.02) $   0.11 $   0.01  $  (0.01)
                   ======= ======= ========  ========  ======== ======== ========  ========  ======== ========  ========

INFLATION

  Management does not believe inflation had a material adverse effect on the financial statements for the periods presented.

EFFECT OF RECENTLY ISSUED ACCOUNTING STANDARDS

  In February 1997, the Financial Accounting Standards Board Issued Statement of Financial Accounting Standards No. 128 ("SFAS No. 128"), "Earnings Per Share". SFAS No. 128 specifies the computation, presentation and disclosure requirements for earnings per share. SFAS No. 128 is effective for periods ending after December 15, 1997. The adoption of this statement is not expected to have a material effect on the consolidated financial statements.

  In June 1997, the Financial Accounting Standards Board issued two new disclosure standards.

  Statement of Financial Accounting Standards No. 130 ("SFAS No. 130"), Reporting Comprehensive Income, establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, SFAS No. 130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements.

  Statement of Financial Accounting Standards No. 131 ("SFAS No. 131"), Disclosures about Segments of an Enterprise and Related Information, which supersedes SFAS No. 14, Financial Reporting for Segments of a Business Enterprise, establishes standards for the way that public enterprises report information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial statements issued to the public. It also establishes standards for disclosures regarding products and services, geographic areas and major customers. SFAS No. 131 defines operating segments as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in asserting performance.

  Both of these new standards are effective for financial statements for periods beginning after December 15, 1997 and require comparative information for earlier years to be restated. Results of operations and financial position will be unaffected by implementation of these new standards. The Company has not determined whether either of these two standards will have a material impact on its financial statement disclosure.

RISK MANAGEMENT

  The Company is potentially subject to a concentration of credit risk with respect to its trade receivables, the majority of which are due from wholesalers, drug store chains and distributors. The Company performs ongoing credit evaluations of its customers and generally does not require collateral. The Company maintains sufficient allowances and insurance to cover potential or anticipated losses for uncollectible accounts.

  The Company considers its investment in international subsidiaries and joint ventures to be both long-term and strategic. As a result, the Company does not hedge the long-term translation exposure to its balance sheet. Foreign currency translations to date have not been material.

YEAR 2000 COMPLIANCE

  The Company is modifying its computer systems to be Year 2000 compliant. The Company does not expect that the cost of modifying such systems will be material. The Company believes it will achieve Year 2000 compliance in advance of the year 2000, and does not anticipate any material disruption in its operations as the result of any failure by the Company to be in compliance. The Company does not have any information concerning the Year 2000 compliance status of its suppliers and customers.

                                   BUSINESS

GENERAL

  Schein Pharmaceutical is one of the leading generic pharmaceutical companies in the United States. The Company develops, manufactures and markets one of the broadest generic product lines in the pharmaceutical industry through the integration of its product development expertise, diverse, high-volume production capacity and direct sales and marketing forces. The Schein product line includes both solid dosage and sterile dosage generic products, and the Company is also developing a line of specialty branded pharmaceuticals. The Company's primary branded product, INFeD, is the leading injectable iron product in the United States. The Company has a substantial pipeline of products under development, including 24 ANDAs filed with FDA. The Company supplements its internal product development, manufacturing and marketing capabilities through strategic collaborations. Schein generated net revenues of $478.0 million and operating income of $35.2 million during the 12 months ended September 1997.

  The Company believes it manufactures and markets the broadest product line of any U.S. pharmaceutical company in terms of number and types of products. The Company manufactures and markets approximately 160 chemical entities formulated in approximately 350 different dosages under approximately 200 ANDAs approved by FDA. Schein is currently the sole manufacturing source for 47 generic pharmaceutical products, of which 45 are sterile dosage products. The Company's solid dosage products include both immediate-release and extended-release capsules and tablets; sterile dosage products include solutions, suspensions, powders and lyophilized (freeze-dried) products primarily for administration as injections, ophthalmics and otics. The manufacture of sterile dosage products is significantly more complex than the manufacture of solid dosage products, which limits competition in this product area. The Company currently manufactures approximately four billion solid dosage tablets and capsules and 75 million sterile dosage vials and ampules annually. Solid dosage generic products and sterile dosage generic products each accounted for approximately 40% of the Company's net revenues in the 12 months ended September 1997.

  Since introducing INFeD in 1992, the Company has been developing a portfolio of branded products, primarily in select therapeutic markets, such as iron management for the nephrology, oncology and hematology markets. INFeD is used in the treatment of certain types of anemia, particularly in dialysis patients, and accounted for approximately 20% of the Company's net revenues in the nine months ended September 1997. The Company markets INFeD through a 20-person dedicated sales and marketing force, as well as through co-marketing collaborations with Bayer Corporation in the nephrology market and MGI in the oncology market.

  The Company believes its 120-person direct sales and marketing force is the largest in the U.S. generic pharmaceutical industry. Through its customized marketing programs, the Company markets its products to approximately 60,000 customers representing all major customer channels, including pharmaceutical wholesalers, chain and independent drug retailers, hospitals, managed care organizations, other group purchasing organizations and physicians.

  Schein's objective is to become the leading generic pharmaceutical company in the approximately $10.0 billion generic pharmaceutical industry in the United States. The Company's growth strategy is to: (i) leverage its diverse pharmaceutical formulation and manufacturing capabilities to extend the breadth of its generic product line; (ii) pursue strategic collaborations to supplement product development and manufacturing resources; (iii) focus its product development on complex and other generic drugs that require specialized development or manufacturing technology and are therefore expected to encounter limited competition; (iv) develop and market branded drugs for select therapeutic categories; and (v) expand market penetration through direct sales and innovative marketing programs.

  The Company's commitment to product development has resulted in 23 ANDA approvals during the past three years and its current pipeline of 24 pending ANDAs and over 60 additional products under development. During the past three fiscal years, the Company, directly and through its strategic collaborations, has expended approximately $74.0 million on product pipeline development activities, which the Company believes is among the highest product development expenditure levels for any independent generic drug company. The Company pursues product development through its 140-person product development staff and various collaborations and licensing arrangements with other pharmaceutical and drug delivery technology companies. The Company's product development efforts focus on: (i) major branded drugs coming off patent; (ii) drugs for which patent protection has lapsed and for which there are few or no generic producers; (iii) drugs whose patents may be susceptible to challenge; (iv) proprietary and branded products focused in select therapeutic areas; and (v) generic products that require specialized development, formulation, drug delivery or manufacturing technology.

  The Company supplements its internal product development, manufacturing and marketing capabilities from external sources. During 1994, Schein entered into a strategic alliance with Bayer Corporation, through which Bayer Corporation became a 28.3% stockholder of Schein, and Bayer Corporation currently participates with Schein in several collaborations. In 1995, the Company acquired Marsam, expanding the Company's ability to develop and manufacture sterile penicillins and oral and sterile cephalosporins. In addition, the Company has entered into strategic collaborations involving product development arrangements with companies such as Ethical and Elan; raw material supply arrangements with companies such as Johnson Matthey and Abbott; and sales and marketing arrangements with Bayer and other companies such as Elensys and MGI.

INDUSTRY OVERVIEW

  In the U.S., pharmaceutical products are marketed as either as branded or generic. Branded products are marketed under brand names and through programs designed to attract physician and consumer loyalty. Branded drugs generally are covered by patents at the time of their market introduction, thereby resulting in periods of market exclusivity for the patent holders. Following the expiration of these patents, marketing of branded drugs often continues, particularly in cases where there is significant physician or consumer loyalty.

  Generic pharmaceuticals (also known as "multi-source" or "off-patent" pharmaceuticals) are the chemical and therapeutic equivalents of branded drugs. Under the Waxman-Hatch Act, generic drugs generally may be sold in the United States following (i) FDA approval of an ANDA that includes evidence that the generic drug is bioequivalent to its branded counterpart and (ii) the expiration, invalidation or circumvention of any patents on the corresponding branded drug and the expiration of any other market exclusivity periods applicable to the branded drug.

  Since the adoption of the Waxman-Hatch Act, generic pharmaceuticals have become an increasingly important segment of the U.S. pharmaceutical market, particularly when measured in terms of the increasing rate at which doctors' prescriptions have allowed generic drugs to be substituted for branded drugs. In 1996, prescriptions dispensed in the United States for generic drugs reached 43% of the total drug prescriptions dispensed. In terms of dollar sales, however, generic drugs have accounted for a much lower percentage of the total U.S. pharmaceutical market. In 1996, sales of generic drugs accounted for approximately $10.0 billion out of a total U.S. prescription pharmaceutical market of $83.0 billion.

  The lower percentage of total dollar sales attributable to generic pharmaceuticals compared to the growth in the number of generic pharmaceutical prescriptions dispensed reflects the pricing dynamics for generic pharmaceuticals. As the number of commercially available generic competitors of a branded drug increases, their selling prices and gross margins decline substantially. Generic drugs are generally sold at a 20% to 80% discount from their branded counterparts. Intense price competition in the generic drug industry requires companies to introduce new generic drug products regularly in order to maintain and increase revenues.

  Growth of the generic drug industry has been driven primarily by the dollar volume of branded drugs that have lost patent protection and the rising rate at which generic drugs have been substituted for branded drugs. Industry sources estimate that, during the next five years, branded drugs with 1996 U.S. sales of more than $13.0 billion will lose patent protection. The rising rate of generic substitution has resulted in large part from increasing pressure within the U.S. health care industry to contain costs. Due to the lower cost of generic drugs compared to their branded counterparts, third party payors, such as insurance companies, company health plans, health maintenance organizations, managed care organizations, pharmacy benefit managers, group purchasing organizations, government-based programs and others, have adopted policies that encourage or mandate generic substitution. In addition, physicians, pharmacists and consumers are becoming increasingly comfortable with the quality and therapeutic equivalence of generic drugs.

  A significant portion of pharmaceuticals are distributed in the United States through wholesale drug distributors and major retail drug store chains. During the past several years, there has been a consolidation of these distribution channels, resulting in a smaller number of wholesale distributors and the emergence of fewer, larger regional and nationwide retail drug store chains. In addition to forcing generic drug manufacturers to lower their prices and/or provide volume discounts, these customers have also been seeking to reduce the number of sources from which they purchase pharmaceutical products.

  Participants in the generic drug market include independent generic drug manufacturers such as the Company, generic drug subsidiaries of large branded pharmaceutical companies and joint ventures and collaborations between branded pharmaceutical companies and generic drug manufacturers. The participation of branded pharmaceutical companies in the U.S. generic industry accelerated during the first half of the 1990s as pricing pressure and generic substitution grew. The extent to which the branded pharmaceutical companies will continue to participate in the generic drug industry segment cannot be predicted by the Company.

  The Company believes it is well positioned to capitalize on these industry trends by leveraging its product development, manufacturing and marketing capabilities to expand its market penetration.

STRATEGY

  The Company's objective is to become the leading generic pharmaceutical company in the approximately $10.0 billion generic pharmaceutical industry in the United States. An important focus of the Company includes the development, manufacture and marketing of complex generic products and branded products for select therapeutic categories. The Company's strategy for achieving this objective comprises the following five elements:

  Leverage Diverse Pharmaceutical Formulation and Manufacturing Capabilities to Extend the Breadth of Its Generic Product Line. The Company believes it manufactures and markets the broadest product line of any U.S. pharmaceutical company. This product line includes both solid dosage and sterile dosage products comprising approximately 160 chemical entities in approximately 350 dosage forms and strengths under approximately 200 approved ANDAs. Solid dosage forms include both immediate-release and extended-release capsules and tablets; sterile dosage forms include solutions, suspensions, powders and lyophilized (freeze-dried) products primarily for administration as injections, ophthalmics and otics. The Company believes its diverse high-volume manufacturing capabilities enable it to participate in segments of the generic drug industry where competition is limited. As the U.S. generic drug market consolidates and major drug buyers increasingly purchase from fewer suppliers, the Company believes its high volume and diverse drug formulation and manufacturing capabilities will constitute an important competitive advantage.

  Pursue Strategic Collaborations to Supplement Product Development and Manufacturing Resources. Schein has formed product development and marketing alliances with several bulk pharmaceutical producers, drug delivery technology companies and other drug manufacturers to expand the breadth of its product development capabilities. Included among these are collaborations with drug delivery companies, Elan and Ethical, and several bulk pharmaceutical and finished dosage form producers. The Company plans to utilize collaborative and licensing arrangements with third parties to share product development risk and gain access to sales and marketing rights, dosage forms, proprietary drug delivery technologies, specialized formulation capabilities and active pharmaceutical ingredients.

  Focus Product Development on Complex and Other Generic Drugs that Require Specialized Development or Manufacturing Technology and Encounter Limited Competition. The Company targets generic drugs for which it believes it can achieve relatively high margins by being the first or among the first generic manufacturers to launch the product. The Company is currently the sole generic source for 47 products, and the Company is developing several "complex generic" drugs that are difficult to duplicate due to formulation and/or manufacturing complexities and other generic drugs for which raw materials are in limited supply. In addition, the Company closely analyzes pharmaceutical patents and initiates patent challenges where appropriate opportunities exist. Products currently being considered for development include several that could lead to patent challenges. The Company has generated significant revenues and profits from generic products that have been the subject of successful patent challenges initiated by the Company.

  Develop and Market Branded Drugs for Select Therapeutic
Categories. Leveraging its broad pharmaceutical formulation, development and manufacturing capabilities, the Company targets branded drug development and marketing opportunities in selected therapeutic categories with limited competition. The Company's branded drug development and marketing efforts currently focus on injectable products used in the management of iron-related disorders. The Company's first branded product, INFeD, is the leading injectable iron product in the U.S. Schein's near-term development plan is to expand the Company's iron management expertise into the oncology, hematology and gastroenterology markets, and the Company expects that an NDA for its next generation injectable iron product will be filed with FDA in the first half of 1998. The Company also is pursuing opportunities to broaden its branded pharmaceutical product line by: (i) formulating and developing, either internally or through development collaborations, unique products that may be patented; (ii) acquiring products developed by other drug companies; and (iii) acquiring formulation technologies for developing new dosage forms of existing drugs.

  Expand Market Penetration through Direct Sales and Innovative Marketing Programs. The Company believes its 120-person direct sales and marketing force is the largest in the U.S. generic pharmaceutical industry. This sales and marketing force includes 90 field representatives, 20 telemarketing representatives and 10 marketing personnel and covers all major customer groups, including chain and independent drug retailers, managed care organizations, pharmaceutical wholesalers, hospitals and group purchasing organizations. The Company has developed market share initiatives with selected leading chain and wholesale customers and has implemented customized marketing programs to meet specific customer needs, including customer inventory management, patient-focused education and compliance programs. With respect to its branded product business, the Company has a team of approximately 20 sales representatives dedicated to marketing INFeD. This sales and marketing force is complemented by marketing collaborations with Bayer in the nephrology market and MGI in the oncology market.

PRODUCTS

  The Company believes it manufactures and markets the broadest number of products of any U.S. pharmaceutical company in terms of number and types of products. The Company's product line includes both solid dosage and sterile dosage generic products; the Company is also developing a line of specialty branded pharmaceuticals. The Company manufactures and markets approximately 160 chemical entities in approximately 350 dosage forms and strengths under approximately 200 approved ANDAs. Schein is currently the sole generic source for 47 pharmaceutical products.

  The following table sets forth the percentages of the Company's net revenues attributable to its generic and branded businesses:

                                                                     NINE MONTHS
                                         YEAR ENDED DECEMBER            ENDED
                                       ----------------------------   SEPTEMBER
                                       1992  1993  1994  1995  1996     1997
                                       ----  ----  ----  ----  ----  -----------
Generic business:
  Manufactured sterile dosage.........  16%   18%   25%   30%   38%       37%
  Manufactured solid dosage...........  58    55    40    35    28        30
  Purchased products..................  18    16    19    18    15        13
                                       ---   ---   ---   ---   ---       ---
    Total generic.....................  92    89    84    83    81        80
Branded business:
  INFeD...............................   8    11    16    17    19        20
                                       ---   ---   ---   ---   ---       ---
    Total............................. 100%  100%  100%  100%  100%      100%
                                       ===   ===   ===   ===   ===       ===

  GENERIC PRODUCTS

  The Company's generic business consists of the manufacturing and marketing of sterile and solid dosage products and the marketing of certain additional purchased products.

  The Company's sterile dosage product portfolio is comprised of approximately 110 products and accounted for approximately 37% of the Company's total net revenues in the nine months ended September 1997. This portfolio includes vecuronium bromide, an anesthetic product that is currently the Company's largest selling generic product. The Company is manufacturing and marketing vecuronium bromide prior to expiration of the patent covering this product pursuant to a licensing arrangement. None of the Company's other sterile dosage products accounted for more than 6% of net revenues in the nine months ended September 1997. Included in the sterile dosage product portfolio are 45 products for which the Company is currently the sole generic source, one of which is vecuronium bromide.

  The Company's solid dosage product portfolio is comprised of approximately 50 products and accounted for approximately 30% of the Company's total net revenues in the nine months ended September 1997. None of the Company's solid dosage products accounted for more than 6% of net revenues in the nine months ended September 1997. The Company's solid dosage portfolio includes two products for which the Company is currently the sole generic source.

  The Company supplements its manufactured product line with purchased products. The margins received by the Company on these products, however, are generally lower than the margins received by the Company on products that it manufactures. In addition, the Company believes its customers are increasingly seeking to purchase products directly from manufacturers. The percentage of the Company's total net revenues of generic products manufactured by others has declined from approximately 18% in 1995 to 13% for the nine months ended September 1997.

  BRANDED PRODUCTS

  Until 1992, the Company's focus was on generic pharmaceutical products. In 1992, the Company introduced INFeD, its primary branded product, and currently has other branded products under development. The Company focuses on products used in the management of iron-related disorders. Currently, INFeD, an injectable iron dextran used in the treatment of severe anemia or iron deficiency, accounts for approximately 20% of the Company's net revenues. INFeD is most commonly used in the U.S. to treat iron deficiency anemia in patients with end-stage renal disease who are receiving therapy with recombinant human erythropoietin (EPO). In addition to the dialysis market, the high incidence of iron deficiency anemia related to other medical conditions presents further opportunities for the Company to leverage its existing INFeD sales and marketing capabilities.

  The Company is seeking to expand its branded pharmaceutical business through internal development and collaborative arrangements with other companies, with a particular view to leveraging its expertise in iron management into the nephrology, hematology and oncology markets. The following table identifies the Company's branded product marketing and development activities:

          PRODUCT            THERAPEUTIC APPLICATION            STATUS
          -------            -----------------------            ------
INFeD.......................     Iron management     Launched in U.S. in 1992
Ferrlecit...................     Iron management     NDA expected to be filed by
                                                      Makoff R&D Laboratories,
                                                      Inc. in first half of 1998
Unipine XL..................     Hypertension        Launched in U.K. in 1996

  IRON MANAGEMENT MARKET

  In recent years, there has been increasing focus on improving the quality of life of patients undergoing chronic disease therapy through, among other means, iron management. The oxygen carrying component of red blood cells, hemoglobin, requires iron to function efficiently. In some cases, iron management requires the treatment of iron deficiency and, in other cases, the treatment of iron excess. The Company is currently marketing and developing prescription products for the treatment of anemia in the dialysis and oncology markets, and seeks to market INFeD for the gastroenterology and bloodless medicine markets.

  Dialysis Market. The dialysis market is currently the largest market for injectable iron and iron replacement products. Orally administered iron has historically been, and continues to be, the first form of treatment used by doctors to treat anemia in dialysis patients. Research has shown, however, that orally administered iron inadequately treats iron deficiency in dialysis patients and that injectable iron is more rapidly and directly absorbed in the body. The National Kidney Foundation's Dialysis Outcome Quality Improvement
(DOQI) guidelines encourage more consistent use of injectable iron to supplement the use of oral iron in dialysis patients. Approximately 60% to 65% of dialysis patients are given injectable iron at least once a year. EPO therapy is currently used to treat approximately 92% of all dialysis patients. EPO allows patients to generate their own red blood cells, thus greatly reducing the need for blood transfusions. One of the effects of EPO treatment, however, is rapid mobilization of iron reserves and depletion of iron stores. The Company believes that certain studies indicate that INFeD can be used together with EPO to overcome this iron depletion effect. Accordingly, the use of EPO therapy has created a need for iron management techniques.

  Oncology Market. In the oncology market, which includes patients with cancer and cancer-related illnesses, anemia is a significant side effect of the disease and the drugs used in treatment of the disease. Fatigue associated with anemia is not widely recognized or treated as part of cancer treatment regimens. Although there is a small base of injectable iron users in this area, the Company believes there is potential for market expansion.

  Hematology and Gastroenterology. INFeD may also have applications in the area of bloodless medicine. Bloodless medicine is surgery without the use of blood infusions or transfusions; instead, plasma is supplemented with iron that is administered to the patient before surgery to build up red blood cells or after surgery to more rapidly replace red blood cells lost during surgery. In the gastroenterology market, of the over one million patients with inflammatory bowel disease, 30% to 70% experience anemia, mostly due to iron deficiency.

  INFeD. INFeD (iron dextran injection, USP 50 mg/mL) is a liquid complex of ferric hydroxide and dextran that is used in the treatment of patients with documented iron deficiency in whom oral administration is unsatisfactory or impossible. INFeD's product label includes the following warning: "Warning:
The parenteral use of complexes of iron and carbohydrates has resulted in anaphylactic-type reactions. Deaths associated with such administration have been reported. Therefore, INFeD (iron dextran injection, USP 50 mg/mL) should be used only in those patients in whom the indications have been clearly established and laboratory investigations confirm an iron-deficient state not amenable to oral iron therapy."

  Currently, iron dextran is the only injectable iron formulation in the U.S. market. The Company introduced its injectable iron product, INFeD, in May 1992. INFeD currently has approximately 85% of the injectable iron market, and iron dextran products are marketed by one other company in the U.S. Net sales of INFeD in 1996 and the nine months ended September 1997 were $88.0 million and $72.1 million, respectively, and accounted for 19% and 20%, respectively, of the Company's net revenues. Growth in sales of INFeD has been driven by the expanding use of EPO and the growing recognition of patient outcomes and quality of life issues associated with iron deficiency anemia in dialysis patients. For patients being treated with EPO, injectable iron therapy has become adjunctive therapy rather than supportive therapy, as studies have shown that anemic patients may become resistant to EPO and that injectable iron can help to maintain EPO responsiveness and optimize its effectiveness. The Company believes that the dialysis market should continue to expand with the expected increase in the ESRD population, as well as the expanding use of hemodialysis in the treatment of ESRD patients.

  Ferrlecit. Ferrlecit (sodium ferric gluconate complex in sucrose injection) is intended to be the Company's next generation injectable iron product. Ferrlecit is administered parenterally to treat hemodialysis patients with iron deficiency anemia.

  Ferrlecit was developed by the Nattermann Company, of Cologne (now Rhone-Poulenc Rorer GMBH) and is widely used in Europe. In 1996, pursuant to an exclusive trademark and distribution agreement with Makoff R&D Laboratories ("R&DL"), a specialty renal pharmaceutical company, the Company acquired the exclusive right to market and distribute Ferrlecit in the U.S. and several other countries for a period of ten years after market authorization has been granted by FDA. R&DL has completed Phases I, II and III clinical trials and expects to file an NDA in the first half of 1998. See "--Government Regulations--NDA Process."

  OTHER PRODUCTS

  Unipine XL. In the U.K., the Company is currently manufacturing and marketing Unipine XL, a once-a-day version of nifedipine used in the treatment of hypertension, pursuant to a license obtained from Ethical. The Company is also preparing for Unipine XL's launch in Israel, South Africa, the Caribbean and selected markets in Latin America and Asia.

PRODUCT DEVELOPMENT

  The Company seeks to expand its product portfolio through continuing investment in research and development. As a result of its approximately $74.0 million investment in product development over the past three fiscal years, the Company has 24 ANDAs pending with FDA and over 60 products under development internally and with third parties. The Company believes that this investment in development activities should accelerate its ANDA filings and launches in the next several years. The Company's product development activities are conducted by 140 research and development professionals and supported by others with expertise in manufacturing, technology, legal, regulatory and intellectual property issues.

  The Company's generic product development efforts focus on: (i) major branded drugs coming off patent; (ii) drugs for which patent protection has lapsed and for which there are few or no generic producers; (iii) drugs whose patents may be susceptible to challenge; (iv) proprietary and branded products in select therapeutic areas; and (v) generic products that require specialized development, formulation, drug delivery or manufacturing technology. In furtherance of its strategy to be among the first to market generic versions of brand drugs, the Company uses its scientific, pharmacologic, manufacturing and legal expertise to identify brand products covered by patents that are susceptible to challenge or circumvention. When the Company decides to pursue development of a generic version of a brand product so identified, it seeks a source for the drug's active pharmaceutical ingredient, develops a formulation for the drug, conducts bioequivalence studies on its formulation and prepares an ANDA filing. The ANDA filing must include a certification from the Company that the patent on the brand product is invalid or not infringed, and the patent holder must be provided with notice of the filing and basis for the certification. If the patent holder commences litigation within 45 days of the notice, FDA may not approve the ANDA for a period of 30 months, unless the case is resolved earlier in court or by settlement. A successful patent challenge may result in a court determination that the patent on the brand product is invalid, not infringed or unenforceable. Alternatively, a settlement with the patent holder may include a license to the Company to sell the generic version of the brand product prior to the expiration of the patent covering the product.

  In its branded product business, the Company intends to develop products for the management of iron-related disorders and select other businesses, as well as to promote the use of its primary branded product, INFeD, beyond the dialysis market to other therapeutic areas, such as oncology and gastroenterology.

STRATEGIC COLLABORATIONS

  To expand its product portfolio and improve its profitability, the Company will continue to pursue strategic collaborations to access additional dosage forms, proprietary drug delivery technology, specialized formulation capabilities and sources of bulk active materials. The Company has product development arrangements with companies such as Ethical and Elan; collaborative arrangements for direct access to raw materials with, among others, Johnson Matthey and Abbott; and sales and marketing arrangements with companies such as Bayer Corporation, Elensys and MGI. The Company has recently entered into a non-binding letter of intent regarding Cheminor and Reddy. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

MANUFACTURING AND DISTRIBUTION

  The Company operates five manufacturing facilities and two distribution centers. The following table presents the facilities owned or leased by the Company and indicates the location and type of each of these facilities.

                                             OWN OR                    LEASE
       PROPERTY             LOCATION          LEASE      SQUARE FEET EXPIRATION
       --------         ---------------- --------------- ----------- ----------
Manufacturing
 Facilities
  Solid dosage......... Carmel, NY       Own(/1/)(/2/)     112,000       --
  Solid dosage......... Humacao, PR      Own                75,000       --
  Solid dosage......... Danbury, CT      Lease(/2/)         88,000      2005
  Sterile dosage....... Phoenix, AZ      Own(/1/)(/2/)     175,000       --
  Sterile dosage....... Cherry Hill, NJ  Own(/1/)           99,700       --
                                         Lease(/2/)(/3/)   109,800      1999
Distribution Centers
  Eastern
   Distribution........ Brewster, NY     Lease(/1/)         98,500      2007
  Western
   Distribution........ Phoenix, AZ      Lease              76,000      2000
Corporate Offices...... Florham Park, NJ Lease(/1/)         53,000      2005

--------
(1) The Company maintains administrative offices at this facility.
(2) The Company maintains research laboratories at this facility.
(3) The Company has the option to purchase this facility.

  MANUFACTURING FACILITIES

  The Company's aggregate manufacturing capacity is among the largest of any generic pharmaceutical company in the United States. The diversity and capacity of these facilities are important elements of the Company's strategy to expand the range of its existing product line and provide several significant benefits, including (i) the ability to satisfy the growing preference among many of the Company's customers for buying pharmaceuticals directly from manufacturers and from fewer sources, (ii) added flexibility in raw materials sourcing and manufacturing cost control, and (iii) economies of scale with respect to manufacturing infrastructure functions common to solid dosage manufacturing and/or sterile dosage manufacturing, such as water distillation, air purification, drug formulation systems, filling and packaging lines, and quality control and regulatory compliance. See "-- Strategy" and "--Government Regulations."

  The Company has made a substantial investment in plant and equipment and believes that it is unique in its capacity to produce a broad line of both sterile dosage products and solid dosage products. The Company manufactures a variety of product forms and types, including immediate-release and extended-release solid dosage products and sterile anti-infectives, injectables, penicillins, cephalosporins, ophthalmics and otics. The Company currently produces approximately four billion tablets and capsules and 75 million vials and ampules annually and has the capacity to increase production to six billion tablets and capsules and 100 million vials and ampules annually. This range of manufacturing capabilities allows the Company to participate in segments of the generic industry where competition is limited. Further, the Company's high-volume production enables it to obtain favorable access to raw materials, which typically represent a substantial portion of the cost of producing drug products. See "Risk Factors--Dependence on Regulatory Approval and Compliance."

  The Company is one of only two U.S. generic manufacturers with dedicated sterile filling facilities for cephalosporin and penicillin antibiotics, which target the high volume institutional injectable market. In addition, the Company's ophthalmic and otic drug manufacturing facilities target higher margin specialty markets.

  In accordance with FDA requirements for manufacturers of finished pharmaceutical products, the Company has developed strict quality control procedures to ensure the quality and safety of its products. The Company employs sanitary handling procedures, customized systems for monitoring and regulating environmental conditions and back-up systems for many of the critical steps in the production processes. The Company performs sample testing of raw materials and packaging supplies used in manufacturing its products and conducts on-site audits of raw material suppliers. In its manufacturing process, the Company maintains strict quality control procedures and believes it is in material compliance with FDA's cGMP standards. The Company has approximately 380 employees dedicated to quality control and quality assurance. Because developing and obtaining approval of new generic products requires a large investment and several years of lead time, the Company believes that companies like itself that have modern, versatile manufacturing facilities will have a competitive advantage in responding to market opportunities. See "Risk Factors--Dependence on Regulatory Approval and Compliance," "Risk Factors--Pending Regulatory Matters" and "--Government Regulations."

  The Company does not manufacture the active pharmaceutical ingredients used in the preparation of its products. Instead, the Company purchases these active pharmaceutical ingredients from international and domestic sources. FDA requires pharmaceutical manufacturers to identify in their drug applications the supplier(s) of all the raw materials for its products. If raw materials for a particular product become unavailable from an approved supplier specified in a drug application, any delay in the required FDA approval of a substitute supplier could interrupt manufacture of the product, which could materially and adversely affect the Company's profit margins and market share for the product. To the extent practicable, the Company attempts to identify more than one supplier in each drug application. However, in the case of certain products (including certain products that contribute (or may contribute) significantly to its sales and net income), the Company has submitted drug applications that identify only one supplier. The Company has a program of identifying alternative suppliers where practicable and, in many cases, filing supplemental applications with FDA for approval.

  The Company obtains a significant portion of its raw materials from international suppliers. Arrangements with international raw material suppliers are subject, among other things, to FDA, customs and other government clearances, various duties and regulation by the country of origin. The Company has a number of collaborative arrangements for exclusive access to some difficult to source products.

SALES AND MARKETING

  The Company believes that it has one of the largest direct sales and marketing forces in the generic drug industry, with approximately 90 field representatives, 20 telemarketing representatives and 10 marketing personnel. This team is focused on enhancing pharmacist and payor knowledge of the Schein product line and providing a differentiated level of customer service and support. The sales and marketing force promotes Schein's newly approved products and supports customers with innovative, value added services in inventory management and patient education.

  The Company's broad customer base, which purchases from wholesalers and directly from the Company, includes: retail customers, including chain drug stores, mass merchandisers, food stores and independent drug stores; wholesale distributors; managed care providers, including group purchasing organizations, HMOs and mail order companies; alternative site customers, such as long term care companies, home infusion companies and surgery centers; and medical/surgical suppliers.

  Most pharmaceuticals today are sold through national and regional wholesalers, who command approximately 80% of the U.S. drug distribution market. While pharmaceutical products are typically distributed via these wholesalers, pharmaceutical companies often directly enter into contracts with the retail chains, managed care and institutional customers covering the actual acquisition price. Under these arrangements, wholesalers often serve as depots for substantially all of a customer's product needs, allowing it to maintain minimal inventories and receive overnight deliveries of several manufacturers' products from a single source. Currently, approximately 64% of the Company's net revenues are sold through wholesalers, with approximately 82% of these net revenues subject to direct contracts between the Company and its customers. In general, it is the Company's strategy to seek to enter into purchase contracts with retail, managed care and institutional customers. Sales to Bergen Brunswig Corporation, Cardinal Health, Inc. and McKesson Drug Company accounted for 17%, 16% and 11%, respectively, of the Company's total net revenues for the nine months ended September 1997 and accounted for 16%, 15% and 11%, respectively, of the Company's total net revenues in fiscal 1996.

  The vast majority of the Company's products are sold under the "Schein Pharmaceutical," "Marsam Pharmaceuticals" and "Steris Laboratories" labels. In addition, the Company sells a limited number of products to distributors under private labels.

  The Company directs its sales and marketing activities through programs specific to its generic product and branded product businesses.

  GENERIC PRODUCTS

  The Company has one of the largest generic sales and marketing organizations in the U.S. generic pharmaceutical industry, with a sales and marketing organization of 120 people serving the retail, institutional, alternative site, managed care and other generic drug purchasing markets, including a 20-person telemarketing sales force and 10 marketing personnel supporting the 90-person field sales organization. The Company's large sales and marketing force permits effective coverage of all purchasers of generic products. The sales and marketing force promotes newly approved products, encourages substitution of the Company's generic products for branded products and supports the customer with value added services in inventory management and patient education.

  The Company has developed market share initiatives with selected leading chain and wholesale customers and developed and has implemented customized marketing programs to meet specific customer needs, including the following:

  . The Company has implemented a unique vendor managed inventory program, Schein Pharmaceutical Managed Auto Replenishment Technology
     ("S.M.A.R.T.(TM)"), which monitors customers' inventory levels daily to ensure adequate stocking levels, minimize the occurrence of back orders and returned goods and enhance inventory turnover for such key customers.

  . The Company uses state-of-the-art electronic data interchange ("EDI") systems, which enable it to efficiently exchange data with its key wholesale and retail customers for a variety of transactions.

  . The Company offers a patient compliance program through which consumers receive prescription refill reminders from their pharmacies.

  . The Company has designed the Generic Acceptance and Intervention Network ("G.A.I.N.(TM)"), a patient-focused education program to promote the use of generic products for its customers.

  BRANDED PRODUCTS

  The Company has a sales and marketing organization of 20 people dedicated to marketing INFeD. The Company also has established a co-promotion arrangement with Bayer Corporation under which 150 of Bayer's specialty sales representatives devote a portion of their time in the United States and Puerto Rico detailing INFeD to the nephrology market. In addition, as part of its marketing effort in the oncology market, the Company entered into a co-promotion arrangement with MGI in July 1997 for MGI's 21-person sales force to support INFeD in the oncology market.

COMPETITION

  In the generic pharmaceutical business, the Company competes with a number of companies, including independent generic manufacturers and larger pharmaceutical companies, which sell the same generic equivalents of the Company's products. Many companies, including large pharmaceutical firms with financial and marketing resources and development capabilities substantially greater than those of the Company, are engaged in developing, marketing and selling products that compete with those offered by the Company. The selling prices of the Company's products may decline as competition increases. Further, other products now in use or under development by others may be more effective than the Company's current or future products. The pharmaceutical industry is characterized by intense competition and rapid product development and technological change. The Company's pharmaceuticals could be rendered obsolete or made uneconomical by the development of new pharmaceuticals to treat the indications addressed by the Company's products, technological advances affecting the cost of production, or marketing or pricing actions by one or more of the Company's competitors. The Company's business, results of operations and financial condition could be materially adversely affected by any one or more of such developments. Competitors may also be able to complete the regulatory process for certain products before the Company and, therefore, may begin to market their products in advance of the Company's products. The Company believes that competition among prescription pharmaceuticals and generics will be based on, among other things, product efficacy, safety, reliability, availability and price. The Company believes that various competitive factors, including pressure from major wholesalers and delays in generic drug approvals by FDA, led to price declines beginning in mid-1996 for generic drugs, largely offsetting growth in unit sales.

  From time to time, the Company may compete for the in-license or acquisition of certain branded products with other pharmaceutical companies pursuing a similar strategy. The Company's branded product competes with generic pharmaceuticals which claim to offer equivalent therapeutic benefits at a lower cost. In some cases, third-party payors encourage the use of lower cost generic products by paying or reimbursing a user or supplier of a branded prescription product a lower purchase price than would be paid or reimbursed for a generic product, making branded products less attractive, from a cost perspective, to buyers. The aggressive pricing activities of the Company's generic competitors and the payment and reimbursement policies of third-party payors could have a material adverse effect on the Company's business, results of operations and financial condition.

GOVERNMENT REGULATIONS

  The research, development and commercial activities relating to branded and generic prescription pharmaceutical products are subject to extensive regulation by U.S. and foreign governmental authorities. Certain pharmaceutical products are subject to rigorous pre-clinical testing and clinical trials and to other approval requirements by FDA in the United States under the Federal Food, Drug and Cosmetic Act (the "FDCA") and the Public Health Services Act and by comparable agencies in most foreign countries.

  The FDCA, the Public Health Services Act, the Controlled Substances Act and other federal statutes and regulations govern or influence all aspects of the Company's business. Noncompliance with applicable requirements can result in fines and other judicially imposed sanctions, including product seizures, injunctive actions and criminal prosecutions. In addition, administrative or judicial actions can result in the recall of products and the total or partial suspension of the manufacturing of products, as well as the refusal of the government to approve pending applications or supplements to approved applications. FDA also has the authority to withdraw approvals of drugs in accordance with statutory due process procedures. See "Risk Factors-- Dependence on Regulatory Approval and Compliance" and "Risk Factors--Pending Regulatory Matters."

  FDA approval is required before any dosage form of any new unapproved drug, including a generic equivalent of a previously approved drug, can be marketed. All applications for FDA approval must contain information relating to product formulation, stability, manufacturing processes, packaging, labeling and quality control. In addition, acts of foreign governments may affect the price or availability of raw materials needed for the development or manufacture of generic drugs.

  ANDA PROCESS

  The Waxman-Hatch Act established abbreviated application procedures for obtaining FDA approval for those drugs which are off-patent and whose non-patent exclusivity under the Waxman-Hatch Act has expired and which are shown to be bioequivalent to previously approved brand name drugs. Approval to manufacture these drugs is obtained by filing an ANDA. An ANDA is a comprehensive submission which must contain data and information pertaining to the formulation, specifications and stability of the generic drug as well as analytical methods and manufacturing process validation data and quality control procedures. As a substitute for clinical studies, FDA requires data indicating that the ANDA drug formulation is bioequivalent to a previously approved NDA drug. In order to obtain an ANDA approval of a strength or dosage form which differs from the referenced brand name drug, an applicant must file and have granted an ANDA Suitability Petition. A product is not eligible for ANDA approval if it is not bioequivalent to the referenced brand name drug or if it is intended for a different use. However, such a product might be approved under an NDA with supportive data from clinical trials.

  The advantage of the ANDA approval process is that an ANDA applicant generally can rely upon bioequivalence data in lieu of conducting pre-clinical testing and clinical trials to demonstrate that a product is safe and effective for its intended use(s). The Company files ANDAs to obtain approval to manufacture and market its generic products. No assurance can be given that ANDAs or other abbreviated applications will be suitable or available for the Company's products or that the Company's proposed products will receive FDA approval on a timely basis, if at all. While the FDCA provides for a 180-day review period, the Company believes the average length of time between initial submission of an ANDA and receiving FDA approval is approximately two years.

  While the Waxman-Hatch Act established the ANDA, it has also fostered pharmaceutical innovation through such incentives as market exclusivity and patent restoration. The Waxman-Hatch Act provides two distinct market exclusivity provisions which either preclude the submission or delay the approval of a competitive drug application. A five-year marketing exclusivity period is provided for new chemical compounds and a three-year marketing exclusivity period is provided for applications containing new clinical investigations essential to the approval of the application. The non-patent market exclusivity provisions apply equally to patented and non-patented drug products. Any entitlement to patent marketing exclusivity under the Waxman-Hatch Act is based upon the term of the original patent plus any patent extension granted under the Waxman-Hatch Act as compensation for reduction of the effective life of a patent as a result of time spent by FDA in reviewing the innovator's NDA. The patent and non-patent marketing exclusivity provisions do not prevent the filing or the approval of an NDA. Additionally, the Waxman-Hatch Act provides 180-day market exclusivity against effective approval of another ANDA for the first ANDA applicant who (a) submits a certificate challenging a listed patent as being invalid or not infringed and
(b) successfully defends in court any patent infringement action based on such certification. The brand product segment of the pharmaceutical industry has initiated legislative efforts to limit the impact of the Waxman-Hatch Act, both on the federal and state levels. Recently, legislation has been introduced designed to extend the patent protection on certain brand pharmaceuticals and efforts have been made by the brand pharmaceutical industry to introduce legislation to limit generic firms' ability to begin research and development activities prior to patent expiration. In addition, the brand product pharmaceutical companies have also initiated legislative efforts in various states to limit the substitution of generic versions of certain types of branded pharmaceuticals. The Company cannot predict whether any such legislation will be enacted.

  NDA PROCESS

  An NDA is a filing submitted to FDA to obtain approval for a drug not eligible for an ANDA and must contain complete pre-clinical and clinical safety and efficacy data or a right of reference to such data. Before dosing a new drug in healthy human subjects or patients may begin, stringent government requirements for pre-clinical data must be satisfied. The pre-clinical data, typically obtained from studies in animal species, as well as from laboratory studies, are submitted in an Investigational New Drug ("IND") application, or its equivalent in countries outside the United States, where clinical trials are to be conducted. The pre-clinical data must provide an adequate basis for evaluating both the safety and the scientific rationale for the initiation of clinical trials.

  Clinical trials are typically conducted in three sequential phases, although the phases may overlap. In Phase I, which frequently begins with the initial introduction of the compound into healthy human subjects prior to introduction into patients, the product is tested for safety, adverse effects, dosage, tolerance, absorption, metabolism, excretion and other elements of clinical pharmacology. Phase II typically involves studies in a small sample of the intended patient population to assess the efficacy of the compound for a specific indication, to determine dose tolerance and the optional dose range as well as to gather additional information relating to safety and potential adverse effects. Phase III trials are undertaken to further evaluate clinical safety and efficacy in an expanded patient population at typically dispersed study sites, in order to determine the overall risk-benefit ratio of the compound and to provide an adequate basis for product labeling. Each trial is conducted in accordance with certain standards under protocols that detail the objectives of the study, the parameters to be used to monitor safety and the efficacy criteria to be evaluated. Each protocol must be submitted to FDA as part of the IND.

  Data from pre-clinical testing and clinical trials may be submitted to FDA as an NDA for marketing approval and to foreign health authorities as a marketing authorization application. The process of completing clinical trials for a new drug is likely to take several years and require the expenditure of substantial resources. Preparing an NDA or marketing authorization application involves considerable data collection, verification, analysis and expense, and there can be no assurance that approval from FDA or any other health authority will be granted on a timely basis, if at all. The approval process is affected by a number of factors, primarily the risks and benefits demonstrated in clinical trials as well as the severity of the disease and the availability of alternative treatments. FDA or other health authorities may deny an NDA or marketing authorization application if the regulatory criteria are not satisfied, or such authorities may require additional testing or information.

  Even after initial FDA or other health authority approval has been obtained, further studies, including Phase IV post-marketing studies, may be required to provide, for example, additional data on safety, and will be required to gain approval for the use of a product as a treatment for clinical indications other than those for which the product was initially tested. Also, FDA or other regulatory authorities require post-marketing reporting to monitor serious and unanticipated adverse effects of the drug. Results of post-marketing programs may limit or expand the further marketing of the products. Further, if there are any modifications to the drug, including changes in indication, manufacturing process or labeling or a change in manufacturing facility, an application seeking approval for such changes must be submitted to FDA or other regulatory authority. Additionally, FDA regulates post-approval promotional labeling and advertising activities to assure that such activities are being conducted in conformity with statutory and regulatory requirements. Failure to adhere to such requirements can result in regulatory actions which could have a material adverse effect on the Company's business, results of operations and financial condition.

  OTHER REGULATION

  The Prescription Drug Marketing Act (the "PDMA"), which amends various sections of the FDCA, imposes requirements and limitations upon drug sampling and prohibits states from licensing distributors of prescription drugs unless the state licensing program meets certain federal guidelines that include, among other things, state licensing of wholesale distributors of prescription drugs under federal guidelines that include minimum standards for storage, handling and record keeping. In addition, the PDMA sets forth civil and criminal penalties for violations of these and other provisions. Various sections of the PDMA are still being implemented by FDA and the states. Nevertheless, failure by the Company's distributors to comply with the requirements of the PDMA could have a material adverse effect on the Company's business, results of operations and financial condition. See "Risk Factors-- Dependence on Regulatory Approval and Compliance" and "Risk Factors--Pending Regulatory Matters."

  Manufacturers of marketed drugs must comply with cGMP regulations and other applicable laws and regulations required by the FDA, the Drug Enforcement Agency, the Environmental Protection Agency and other regulatory agencies. Failure to do so could lead to sanctions, which may include an injunction suspending manufacturing, the seizure of drug products and the refusal to approve additional marketing applications. Manufacturers of controlled substances are also subject to the licensing, quota and regulatory requirements of the Controlled Substances Act. Failure to comply with the Controlled Substances Act and the regulations promulgated thereunder could subject the Company to loss or suspension of those licenses and to civil or criminal penalties. The Company seeks to ensure that any third party with whom it contracts for product manufacturing or packaging will comply with cGMPs. FDA conducts periodic inspections to ensure compliance with these rules. However, there can be no assurance that any such third parties will be found to be in compliance with cGMP standards. Any such non-compliance could result in a temporary or permanent interruption in the development and testing of the Company's planned products or in the marketing of approved products, as well as increased costs. Such non-compliance could have a material adverse effect on the Company's business, results of operations and financial condition.

  Products marketed outside the United States, which are manufactured in the United States, are subject to certain FDA regulations as well as regulation by the country in which the products are to be sold. The Company is required to obtain approval for and maintain compliance with applicable regulations relating to the marketing of its products outside the United States. There can be no assurance that any such approval may be obtained or such compliance maintained.

PRODUCT LIABILITY; INSURANCE

  The testing, manufacturing and distribution of the Company's products involve a risk of product liability claims. Pursuant to the Company's various insurance policies, the Company is self-insured up to the first $500,000 of claims for each policy year and $2,500,000 in the aggregate. Although no assurance can be given, the Company believes that its product liability insurance is adequate. Product liability insurance, however, could cease to be available or could cease to be available on acceptable terms, either as a function of the market for product liability insurance for pharmaceutical companies or the Company's own claims experience. See "Risk Factors--Risk of Product Liability Claims; No Assurance of Adequate Insurance."

EMPLOYEES

  At September 1997, the Company had approximately 1,850 employees, of which 830 were engaged in manufacturing, 380 were engaged in quality control and quality assurance, 240 were engaged in administration, finance and human resources, 140 were engaged in research and product development, 140 were engaged in sales and marketing, 80 were engaged in distribution and 40 were engaged in regulatory affairs. No employee is represented by a union, and the Company has never experienced a work stoppage. Management believes its relationship with its employees is good.

LEGAL PROCEEDINGS

  The Company is a defendant in several product liability cases typical for a company in the pharmaceutical industry. The Company also is involved in other proceedings and claims of various types. Management believes the disposition of these matters will not have a material adverse effect on the Company.

  In October 1997 the Company received a subpoena from the Department of Health and Human Services, Office of Inspector General seeking pricing information for two products formerly marketed by the Company, vinblastine sulfate and vincristine sulfate. The Company is aware of a number of other pharmaceutical manufacturers and distributors that have been served with similar subpoenas, which the Company believes is in connection with a government investigation into claims for reimbursement by Medicare and/or Medicaid. The Company intends to comply with the subpoena.

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

  The following table sets forth information regarding the directors and executive officers of the Company.

              NAME               AGE                  POSITIONS
              ----               ---                  ---------
Martin Sperber..................  66 Chairman of the Board of Directors, Chief
                                     Executive Officer and President
Marvin Samson...................  56 Executive Vice President and Director
Dariush Ashrafi.................  50 Executive Vice President, Chief Financial
                                     Officer and Director
Paul Feuerman...................  38 Senior Vice President, General Counsel, and
                                     Director
David R. Ebsworth*..............  43 Director
Richard L. Goldberg*............  61 Director

--------
* Members of the Compensation Committee.

  Martin Sperber has been Chairman, Chief Executive Officer, President and Director of the Company since 1989. From 1985 until 1989, Mr. Sperber was President and Chief Operating Officer of the Company. Mr. Sperber has been employed in various positions in the Schein organization for over 40 years. Mr. Sperber is a member of the Board of the Generic Pharmaceutical Industry Association, a member of the Board of the American Foundation for Pharmaceutical Education, a member of the American Pharmaceutical Association and a member of the Council for Overseers of the Long Island University Arnold and Marie Schwartz College of Pharmacy. Mr. Sperber received his B.S. degree in pharmacy from Columbia University.

  Marvin Samson has been Executive Vice President and Director since the Marsam Acquisition. Mr. Samson is also President, Chief Executive Officer and Chairman of the Board of Marsam, a company he founded in 1985. Prior thereto, Mr. Samson was CEO, President and founder of Elkins-Sinn, Inc., a manufacturer of generic injectable products. Currently, Mr. Samson is Chairman of the Generic Pharmaceutical Industry Association, a member of the board of directors of Sabratek Corp. (NASDAQ), and a member of the board of trustees of the Philadelphia College of Pharmacy, the West Jersey Hospital System and the American Society of Hospital Pharmacists Foundation. Mr. Samson received his B.S. degree in chemistry from Temple University.

  Dariush Ashrafi has been Executive Vice President and Chief Financial Officer since October 1995, and Director since September 1997 and from May 1995 until September 1995 was Senior Vice President and CFO. From 1990 to 1995, Mr. Ashrafi was Senior Vice President, Chief Financial Officer and director of The Warnaco Group, Inc., an apparel company. Prior to joining Warnaco, he spent 18 years with Ernst & Young and became a partner in 1983. Mr. Ashrafi received his B.S. degrees in Aeronautical and Astronautical Engineering and in Management Science from the Massachusetts Institute of Technology and his M.S. in Finance from the Massachusetts Institute of Technology Sloan School.

  Paul Feuerman has been General Counsel since 1991. He has been a Vice President of the Company since January 1992, Senior Vice President since February 1997, and a Director since September 1997. Mr. Feuerman previously was associated with the law firm of Proskauer Rose LLP. He received his B.A. from Trinity College and his J.D. from Columbia Law School.

  David R. Ebsworth became a Director of the Company in September 1994 as part of Bayer Corporation's investment in the Company. He is currently Executive Vice President, Bayer Corporation and President, Pharmaceutical Division North America. Between 1983 and 1993, Dr. Ebsworth held various management and sales marketing positions with the Bayer companies in Germany and Canada. Dr. Ebsworth received his B.S. and Doctor of Philosophy degrees from the University of Surrey (England).

  Richard L. Goldberg has been a director of the Company since September 1994. He is currently a Senior Partner at Proskauer Rose LLP and has been a member of that law firm since 1990. Prior to 1990, he was a Senior Partner at Botein Hays & Sklar. Mr. Goldberg is also a member of the Board of Directors of Comtech Telecommunications Corp. (NASDAQ). He is a graduate of Brooklyn College and received his J.D. from Columbia Law School.

BOARD OF DIRECTORS

  The Company's certificate of incorporation as in effect upon the completion of the Offering divides the board of directors into three classes, with each class holding office for staggered three-year terms. The terms of one-third of the current directors will expire at the annual meeting of stockholders in each of 1998, 1999 and 2000. At each annual election, commencing at the annual meeting of stockholders in 1998, the successors to the class of directors whose term expires at that time will be elected to hold office for a term of three years to succeed those directors whose term expires, so that the term of one class of directors will expire each year. The classification of directors has the effect of making it more difficult to change the composition of the Board of Directors in a relatively short period. In addition, the classified board provision could discourage a third party from attempting to obtain control of the Company, even though such an attempt might be beneficial to the Company and its stockholders or could delay, defer or prevent a change in control of the Company.

  Pursuant to the Restructuring Agreements (as defined herein), until Bayer Corporation owns less than 10% of the Company's outstanding Common Stock, Bayer Corporation is entitled to nominate a number of members of the Board of Directors of the Company, rounded down to the nearest whole number, equal to the product of (a) the number of members of the Board of Directors and (b) its percentage stockholdings of Common Stock at the time of nomination. The Voting Trustee (currently Mr. Sperber) is entitled under the Restructuring Agreements to nominate the balance of the members of the Board of Directors until the Voting Trust Termination Date (as defined herein). Until May 15, 2001, the Voting Trustee and certain of the Company's principal stockholders must vote for the election of Bayer Corporation's nominee(s). Until the Voting Trust Termination Date, Bayer Corporation and certain of the Company's principal stockholders must vote for the election of the Voting Trustee's nominees.

  The Company's officers are elected by the Board of Directors for one-year terms and serve at the discretion of the Board of Directors. See "Principal and Selling Stockholders," "Risk Factors--Control of the Company" and "Description of Capital Stock."

COMMITTEES OF THE BOARD OF DIRECTORS

  The Board of Directors of the Company has one standing committee: the Compensation Committee.

  The Compensation Committee approves the compensation for senior executives of the Company, makes recommendations to the Board of Directors with respect to compensation levels and administers the Company's stock option plans. The members of the Compensation Committee are Messrs. Ebsworth and Goldberg.

  The Company's Board of Directors is expected to appoint directors who are not affiliated with the Company to an Audit Committee of the Board of Directors. The Audit Committee will have general responsibility for surveillance of financial controls, as well as for accounting and audit activities of the Company. The Audit Committee will annually review the qualifications of the Company's independent certified public accountants, make recommendations to the Board of Directors as to their selection and review the plan, fees and results of their audit.

LIMITATIONS ON LIABILITY

  The Company's certificate of incorporation contains a provision that, subject to certain exceptions, limits the personal liability of the Company's directors for monetary damages to the Company and its stockholders for breaches of fiduciary duty owed to the Company or its stockholders.

  In addition, the Company has entered into agreements with its directors and officers providing for indemnification of those individuals under certain circumstances.

  The Company has obtained director and officer liability insurance that insures the Company's directors and officers against certain liabilities.

EXECUTIVE COMPENSATION

  The following table sets forth certain summary information concerning compensation paid or accrued by the Company to or on behalf of the Company's Chief Executive Officer and each of the Company's remaining executive officers (the "Named Executive Officers") for the year ended December 1996.

                          SUMMARY COMPENSATION TABLE

                                                                        LONG-TERM
                                                                      COMPENSATION
                                                                   -------------------
                                      ANNUAL COMPENSATION(1)         AWARDS   PAYOUTS
                                   -----------------------------   ---------- --------
                                                                   SECURITIES
                                                    OTHER ANNUAL   UNDERLYING   LTIP    ALL OTHER
NAME AND PRINCIPAL POSITION(2)(3)   SALARY   BONUS  COMPENSATION    OPTIONS   PAYOUTS  COMPENSATION
---------------------------------  -------- ------- ------------   ---------- -------- ------------
Martin Sperber...........          $700,000     --    $ 9,929 (4)       --         --    $10,305 (4)
 Chairman of the Board of
  Directors, Chief
  Executive Officer and
  President
Marvin Samson............           400,000 $70,000       --         24,600        --     37,786 (5)
 Executive Vice President
Dariush Ashrafi..........           341,000  59,700    10,257 (6)    24,600   $ 75,000    24,321 (6)
 Executive Vice President
  and Chief Financial
  Officer
Paul Feuerman............           185,000  32,400     7,738 (7)    24,600    100,000    13,397 (7)
 Senior Vice President
  and General Counsel

--------
(1) The compensation described in this table does not include medical, group life insurance or other benefits available generally to all salaried employees of the Company, as well as certain perquisites and other personal benefits, the value of which does not exceed the lesser of $50,000 or 10% of the named executive officer's total salary and bonus reported in this table.
(2) Michael Casey, who served as the Company's Executive Vice President until September 5, 1997, received $326,442 in Salary, $61,300 in Bonus, options covering 24,600 shares of Common Stock, $75,000 in LTIP payouts and $9,477 in All Other Compensation. All Other Compensation includes $7,260 for profit sharing contribution, $1,125 in 401(k) employer matching contribution and $1,092 for the cost of term life insurance coverage provided by the Company.
(3) James McGee, who served as the Company's Executive Vice President and Chief Operating Officer until May 15, 1997, received $431,000 in Salary, $75,400 in Bonus, $98,825 in Other Annual Compensation, options covering 24,600 shares of Common Stock, $2,000,000 in LTIP payouts and $180,833 in All Other Compensation. Other Annual Compensation includes $2,515 in tax payments for a company car, $661 in tax payments for the supplemental retirement plan, $113 in tax payments for state unemployment insurance and $95,536 in tax payments for a relocation loan made on behalf of Mr. McGee. All Other Compensation includes $7,500 for profit sharing contribution, $1,125 in 401(k) employer matching contribution, $21,550 in supplemental retirement plan contribution, $1,448 for the cost of term life insurance coverage provided by the Company, $104,540 for forgiven equity loss loan and associated tax deposit and $44,670 for the value of split dollar life insurance policy.
(4) Other Annual Compensation includes $8,426 in tax payments for a company car, $1,391 in tax payments for supplemental retirement plan and $112 in tax payments for state unemployment insurance made on behalf of Mr. Sperber. All Other Compensation includes $7,500 for profit sharing contribution, $1,125 in 401(k) employer matching contribution and $1,680 for the cost of term life insurance coverage provided by the Company.
(5) All Other Compensation includes $7,500 for profit sharing contribution, $250 in 401(k) employer matching contribution, $16,660 in supplemental retirement plan contribution, $909 for the cost of term life insurance provided by the Company and $12,467 for the value of split dollar life insurance policy.
(6) Other Annual Compensation includes $10,257 in tax payments for an allowance in lieu of a company car made on behalf of Mr. Ashrafi. All Other Compensation includes $7,500 for profit sharing contribution, $1,125 in 401(k) employer matching contribution, $14,550 in supplemental retirement plan contribution and $1,146 for the cost of term life insurance coverage provided by the Company.
(7) Other Annual Compensation includes $7,586 in tax payments for a company car, $39 in tax payments for the supplemental retirement plan and $113 in tax payments for state unemployment insurance made on behalf of Mr. Feuerman. All Other Compensation includes $7,500 for profit sharing contribution, $1,125 in 401(k) employer matching contribution, $4,150 in supplemental retirement plan contribution and $622 for the cost of term life insurance provided by the Company.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                                                 POTENTIAL REALIZABLE
                                                                                   VALUE AT ASSUMED
                                                                                    ANNUAL RATES OF
                                                                                      STOCK PRICE
                                                                                     APPRECIATION
                                            INDIVIDUAL GRANTS                       FOR OPTION TERM
                         ------------------------------------------------------- ---------------------
                             NUMBER OF        % OF TOTAL
                             SECURITIES     OPTIONS GRANTED EXERCISE
                         UNDERLYING OPTIONS TO EMPLOYEES IN PRICE PER EXPIRATION
          NAME                GRANTED            1996         SHARE      DATE        5%        10%
          ----           ------------------ --------------- --------- ---------- ---------- ----------
Martin Sperber..........          --              --            --          --          --         --
Dariush Ashrafi.........       24,600            4.01%       $16.26    02/02/06  $          $
Michael Casey...........       24,600            4.01         16.26    02/02/06
Paul Feuerman...........       24,600            4.01         16.26    02/02/06
Marvin Samson...........       24,600            4.01         16.26    02/02/06
James McGee.............       24,600            4.01         16.26    02/02/06

                        FISCAL YEAR--END OPTION VALUES

                                                          NUMBER OF SECURITIES      VALUE OF UNEXERCISED
                                                         UNDERLYING UNEXERCISED     IN-THE-MONEY OPTIONS
                                                           AT FISCAL YEAR-END        AT FISCAL YEAR-END
                         SHARES ACQUIRED                ------------------------- -------------------------
          NAME             ON EXERCISE   VALUE REALIZED EXERCISABLE UNEXERCISABLE EXERCISABLE UNEXERCISABLE
          ----           --------------- -------------- ----------- ------------- ----------- -------------
Martin Sperber..........       --             --          589,785         --          --           --
Dariush Ashrafi.........       --             --           17,220      93,480         --           --
Michael Casey...........       --             --           17,220      93,480         --           --
Paul Feuerman...........       --             --           16,236      35,424         --           --
Marvin Samson...........       --             --              --       24,600         --           --
James McGee.............       --             --          562,971         --         $             --

EMPLOYMENT AGREEMENTS

  The Company entered into an employment agreement with Martin Sperber dated September 30, 1994 pursuant to which Mr. Sperber serves as Chairman of the Board, Chief Executive Officer and President of the Company. Under this agreement, the term of Mr. Sperber's employment commenced on January 1, 1994 and terminates on January 1, 1999, unless earlier terminated by the death of Mr. Sperber, by action of the Board of Directors with or without cause, due to the disability of Mr. Sperber or by Mr. Sperber upon 30 days written notice or a material breach by the Company of his employment or stock option agreement that is not cured within 30 days. If Mr. Sperber is terminated without cause, in addition to all accrued but unpaid compensation to the date of termination, he is entitled to receive as severance compensation his base salary from the date of termination through January 1, 1999 and an amount equal to the product of (i) a fraction, the numerator of which is the amount of earned incentive compensation for the last full year before termination and the denominator of which is 365 and (ii) the number of days from termination until January 1, 1999. If Mr. Sperber voluntarily terminates his employment prior to January 1, 1999 (other than for an uncured breach by the Company), he is only entitled to such severance pay as is determined by the Compensation Committee. Mr. Sperber currently receives base annual compensation of $700,000. Mr. Sperber may also receive incentive compensation in an amount to be determined by the Compensation Committee. If Mr. Sperber's employment is terminated prior to January 1, 1999, such incentive compensation shall be based on objective criteria established by the Compensation Committee or $250,000 plus the product of (x) the fraction derived by dividing (i) the sum of the actual cash incentive compensation earned by each of the three most senior executives of the Company other than Mr. Sperber in the year Mr. Sperber's employment is terminated less the sum of the minimum cash incentive compensation contemplated for such executives for such year, by (ii) the sum of the maximum cash incentive compensation contemplated for such executives for such year less the sum of the minimum cash incentive compensation contemplated for such executives for such year and (y) $250,000. Mr. Sperber is prohibited from competing with the Company during the term of the agreement and until the second anniversary of the date the Company makes its final base salary payment to Mr. Sperber pursuant to the agreement.

  Following termination of Mr. Sperber's employment other than for cause, Mr. Sperber will be entitled during his lifetime and for the life of his spouse to continue to participate in, or receive benefits that, on an after-tax basis, are the same as those under all medical and dental benefit plans, policies and programs in effect at the termination of his employment. In addition, unless Mr. Sperber's employment is terminated for cause, Mr. Sperber will be entitled to an annual pension, beginning after the termination of his employment and continuing until the later of the death of Mr. Sperber or his spouse, in an amount equal to 45% (or 40%, if Mr. Sperber's employment is terminated due to his voluntary resignation) of the average total cash compensation for the highest three of the last five years prior to termination, reduced generally by the sum of the amount Mr. Sperber would be entitled to receive under all of the Company's qualified retirement plans within the meaning of Section 401(a) of the Internal Revenue Code and under Social Security if he commenced such benefit payments at age 65. See "--Stock Options."

  The Company entered an Option Agreement with Mr. Sperber dated September 30, 1994 under which Mr. Sperber was granted, as a key employee pursuant to the Company's 1993 Stock Option Plan, a non-qualified option to purchase from the Company up to 586,095 shares of Common Stock at a price of $16.20 per share. The option expires on the earlier of September 30, 2004 or upon Termination of Employment (as defined in the 1993 Stock Option Plan). In the event of Mr. Sperber's death, disability, retirement or termination without cause, the option remains exercisable for one year (but may be extended by the Company at its discretion). Upon termination of Mr. Sperber's employment for cause (or discovery of justification for termination for cause after termination for another reason), all outstanding options are immediately cancelled. In the event Mr. Sperber's employment is terminated for any other reason, all outstanding options will remain exercisable for one year from the date of termination (but may be extended at the discretion of the Company).

  Pursuant to an employment agreement with Marsam dated July 28, 1995, to which the Company agreed to be bound by certain provisions, Marvin Samson was appointed an Executive Vice President and Director of the Company, as well as President, Chief Executive Officer and Chief Operating Officer of Marsam, for an initial term that commenced on the date of the Marsam Acquisition and terminates on the fifth anniversary of that date (the "Initial Term"), which term is automatically extended for one-year periods unless earlier terminated upon 180 days advance written notice by either party. During the Initial Term, Mr. Samson may terminate the agreement at any time, but the Company may only terminate Mr. Samson for cause. If the Company terminates Mr. Samson's employment other than for cause during the Initial Term, Mr. Samson is entitled to severance compensation in the amount of his annual salary, as well as comparable health and disability insurance coverage (or reimbursement therefor), for the remainder of the Initial Term (or any extension thereof). If Mr. Samson terminates the agreement prior to the end of the Initial Term, he is entitled to continue receiving 50% of his salary and comparable insurance benefits (or reimbursement therefor) starting on the date of termination and ending on the earlier of the third anniversary of the termination or the fifth anniversary of the Marsam Acquisition. Mr. Samson currently receives base annual compensation of $400,000. In 1996, the Company's Board of Directors determined to award a $70,000 bonus to Mr. Samson, payable to Mr.Samson in 1997. Mr. Samson is also entitled to participate in and receive benefits from the Company's bonus, stock option, pension, profit-sharing, insurance and other employee benefit plans. In addition, the agreement provides that during any time when the Company is obligated to pay Mr. Samson a salary or consulting fee, Mr. Samson is also entitled to an automobile, or, at the Company's option, an automobile allowance. Mr. Samson is prohibited from competing with the Company (or owning more than 3% of the outstanding equity of a competing business) during the term of his employment or consultancy with the Company, during any period in which the Company is making severance compensation payments or upon termination for cause by the Company until the earlier of the sixth anniversary of the Marsam Acquisition and the fourth anniversary of the termination.

  The Company, at its option, may retain Mr. Samson as a consultant for a period of one year after the Initial Term (or any extension thereof) or after Mr. Samson terminates the agreement. As a consultant, Mr. Samson is entitled to receive a consulting fee in an amount equal to his base salary immediately prior to termination, as well as comparable health and disability insurance coverage (or reimbursement therefor). Such consulting fee may be reduced dollar-for-dollar by any compensation received by Mr. Samson for other employment that he is engaged in at the time. The Company, at its option, may terminate the consultancy upon 30 days prior written notice.

  The agreement also provides that Mr. Samson, having been elected a director of the Company effective on the date of the Marsam Acquisition, is entitled to have his name included in the slate of the Company's management nominees for re-election as a director during the term of the agreement. Mr. Samson is also entitled to designate three of Marsam's seven board members.

  Following termination of Mr. Samson's employment other than for cause, Mr. Samson will be entitled to an annual pension for a period of ten years. The agreement provides for a payment in the first year equal to 100% of his prior year base salary and a payment equal to 50% of his base salary for the subsequent nine years. The Company has also agreed to provide certain benefits to Mr. Samson in the form of payments on the split dollar life insurance contract insuring the lives of Mr. Samson and his wife.

  The Company entered into an employment agreement with Dariush Ashrafi dated May 1, 1995, pursuant to which Mr. Ashrafi serves as Executive Vice President and Chief Financial Officer of the Company. Under this agreement, the term of Mr. Ashrafi's employment began on May 1, 1995 and terminates 60 days after either Mr. Ashrafi or the Company gives written notice that he or it does not wish to continue the employment, unless earlier terminated for cause or upon the death or disability of Mr. Ashrafi. Mr. Ashrafi currently receives annual base compensation of $341,000. In 1996, the Company's Board of Directors determined to award a $59,700 bonus to Mr. Ashrafi, payable to Mr. Ashrafi in 1997. Pursuant to a deferred compensation agreement dated April 17, 1995, between the Company and Mr. Ashrafi, Mr. Ashrafi is entitled to receive a bonus of $300,000, payable in quarterly payments in the amount of $75,000. If Mr. Ashrafi is terminated without cause or upon written notice by the Company that it does not wish to continue Mr. Ashrafi's employment, Mr. Ashrafi is entitled to receive 100% of his base salary and annual cash bonus paid or payable by the Company to him in respect of the last full fiscal year preceding the termination date as one lump sum payment, as well as basic health and medical benefits until the earlier of one year following termination and the full-time employment of Mr. Ashrafi elsewhere.

  The Company entered into an employment agreement with Paul Feuerman dated November 29, 1993, pursuant to which Mr. Feuerman serves as Senior Vice President and General Counsel to the Company. Under this agreement, the term of Mr. Feuerman's employment began on November 29, 1993 and terminates 60 days after either Mr. Feuerman or the Company gives written notice that he or it does not wish to continue the employment, unless earlier terminated for cause or upon the death or disability of Mr. Feuerman. Mr. Feuerman currently receives annual base compensation of $225,000. In 1996, the Company's Board of Directors determined to award a $32,400 bonus, payable to Mr. Feuerman in 1997. Pursuant to a deferred compensation agreement dated August 8, 1996, between the Company and Mr. Feuerman, Mr. Feuerman is entitled to receive a bonus of $500,000, payable in two annual installments of $100,000 each followed by two annual installments of $150,000 each. If Mr. Feuerman is terminated without cause or upon written notice by the Company that it does not wish to continue Mr. Feuerman's employment, Mr. Feuerman is entitled to receive 100% of his base salary and annual cash bonus paid or payable by the Company to him in respect of the last full fiscal year preceding the termination date as one lump sum payment, as well as basic health and medical benefits for one year following termination and the full-time employment of Mr. Feuerman elsewhere.

  The Company entered into an agreement dated September 20, 1996 with James C. McGee, pursuant to which Mr. McGee served as the Company's Executive Vice President. Mr. McGee ceased full-time employment and became a consultant to the Company on May 15, 1997. Under the agreement, Mr. McGee is entitled to receive as severance a lump sum payment, some portion of his annual base salary as and when bonuses are paid to certain senior executives in respect of fiscal 1997 and continuing health and dental insurance coverage. Until December 31, 1998, Mr. McGee will serve as a consultant to the Company and is entitled to receive base consulting fees equal to his annual based salary, plus an additional consulting fee equal to some portion of his annual base salary to be paid as and when bonuses are paid to senior executive officers of the Company in respect of fiscal 1998.

STOCK OPTIONS

  The Company's 1997 Stock Option Plan (the "1997 Plan") provides for the granting of options to purchase not more than an aggregate of 3,370,000 shares of Common Stock, subject to adjustment under certain circumstances. In addition, the Company's 1993 Stock Option Plan (the "1993 Plan") provided for the granting of options to purchase not more than an aggregate of 3,370,000 shares of Common Stock, subject to adjustment under certain circumstances. In addition, the Company's 1995 Non-Employee Director Stock Option Plan (the "Non-Employee Director Plan" and, together with the 1997 Plan and the 1993 Plan, the "Stock Option Plan") provides for the granting of options to purchase not more than an aggregate of 123,000 shares of Common Stock, subject to adjustment under certain circumstances. Although options granted under the 1993 Plan to purchase 2,939,085 shares are still outstanding, no further grants will be made pursuant to the 1993 Plan. Some or all of the options granted under the 1997 Plan may be "incentive stock options" within the meaning of section 422 of the Internal Revenue Code of 1986 (the "Code"). The Company has granted options to purchase 980,187 shares under the 1997 Plan at
the then fair market value and plans to grant     additional options to
purchase shares of Common Stock under the 1997 Plan prior to or at the completion of the Offering at an exercise price equal to the public offering price.

  The Compensation Committee administers the 1997 Plan. The Compensation Committee has full power and authority to interpret the 1997 Plan, set the terms and conditions of individual options and supervise the administration of the 1997 Plan.

  The Compensation Committee determines, subject to the provisions of the 1997 Plan, to whom options are granted, the number of shares of Common Stock subject to an option, whether stock options will be incentive or non-qualified, the exercise price of the options (which, in the case of non-qualified options, may be less than the fair market value of the shares on the date of grant) and the period during which options may be exercised. All employees of the Company are eligible to participate in the 1997 Plan. No options may be granted under the 1997 Plan after March 3, 2007.

  The Compensation Committee may amend the 1997 Plan from time to time. However, the Compensation Committee may not, without stockholder approval, amend the 1997 Plan to increase the number of shares of Common Stock under the 1997 Plan (except for changes in capitalization as specified in the 1997
Plan).

  The Non-Employee Director Plan provides for automatic annual grants of options to purchase shares of the Company's Common Stock to non-employee directors of the Company in amounts calculated using a formula provided in the plan. The Company has granted options to purchase 22,386 shares of Common
Stock under the Non-Employee Director Plan and plans to grant     additional
options to purchase shares of Common Stock under the Non-Employee Director Plan to certain directors prior to or at the completion of the Offering.

  The Board of Directors of the Company may amend the Non-Employee Director Plan from time to time. However, the Board of Directors may not, without stockholder approval, amend the plan to increase the number of shares of Common Stock available for option grants under the plan (except for changes in capitalization specified in the plan).

CERTAIN OTHER EMPLOYEE BENEFIT PLANS

  The Company maintains the Retirement Plan of Schein Pharmaceutical, Inc. & Affiliates (the "Company Retirement Plan"), under which employees (other than temporary employees) of the Company may participate on the first day of the first pay period after completing six consecutive calendar months during which they complete at least 500 hours of service. Effective June 28, 1996, the Company Retirement Plan became the successor to the Marsam Pharmaceuticals Retirement Plan.

  Participants generally may make basic contributions to the Company Retirement Plan, by salary deduction, of up to 14% of their compensation from the Company, subject to applicable federal tax limitations ($9,500 for the 1997 plan year, subject to cost of living adjustments); the amount of a participant's basic contribution is generally excluded from gross income for federal or state income tax purposes. The Company makes a mandatory matching contribution to the Company Retirement Plan of $.25 for each dollar contributed to the Company Retirement Plan as a basic contribution, up to the first 3% of a participant's compensation; the Company also may make additional matching contributions and may make other non-matching contributions to the Company Retirement Plan at the discretion of the Board of Directors. In 1997, the Company made a discretionary, non-matching contribution under the Company Retirement Plan for 1996 equal to 5% of compensation.

  Participants in the Company Retirement Plan have a 100% vested and nonforfeitable interest in the value of their basic contribution and the Company's matching contribution. Participants acquire a 10% vested and nonforfeitable interest in the Company's non-matching contribution amounts for each of the first four years of service; and a 20% vested and nonforfeitable interest in the Company's non-matching contribution amounts for each of the fifth, sixth and seventh years of service; accordingly, after seven years of service, participants have a 100% vested and nonforfeitable interest in the value of the Company's non-matching contribution amounts.

  Participants are entitled to receive the amounts in their Company Retirement Plan accounts in a single lump-sum payment on death, disability, retirement or termination of employment. At the election of the participant, the participant's Company Retirement Plan account is eligible for payment in installments of either 5 or 10 years. In certain circumstances, participants may receive loans and hardship withdrawals from their accounts in the Company Retirement Plan.

  Supplemental Retirement Plan. The Company maintains a Supplemental Retirement Plan (the "Supplemental Retirement Plan"). Under the Supplemental Retirement Plan, the Company pays non-qualified deferred compensation to certain of its employees consisting of benefits based on annual compensation in excess of limitations imposed by the Code on contributions under the Retirement Plan. The Supplemental Retirement Plan is an unfunded "pension benefit plan" subject to the Employee Retirement Income Security Act of 1974, as amended.

  Split Dollar Life Insurance Plan. The Company maintains a Split Dollar Life Insurance Plan (the "Life Insurance Plan"). Under the Life Insurance Plan, each participating officer owns a life insurance policy. Each policy is designed to provide at age 65 an annuity equal to a specified percentage of the participant's projected average annual salary for the final three years of employment (less Social Security benefits and certain benefits under the Company Retirement Plan). A cash surrender value, which is owned by the individual and designed to fund the annuity, accumulates under each participant's policy. The Company and the employee will share the cost of premiums. The premiums advanced by the Company will be repaid out of the cash value of the policies.

  1993 Book Equity Appreciation Rights Program. The Company maintains a Book Equity Appreciation Rights Program (the "Program") to allow certain employees to benefit from an increase in the Company's book value (calculated according to a formula defined in the Program). All participants are fully vested in their book equity appreciation rights ("BEARs"). The Company does not intend to make any additional grants of BEARs.

                             CERTAIN TRANSACTIONS

  In 1994, the Company entered into a Heads of Agreement with Bayer Corporation and Bayer A.G. (collectively, "Bayer"), pursuant to which the Company and Bayer committed together to explore business opportunities for the U.S. and abroad.

  In 1994, the Company entered into a three-year co-promotion agreement with Bayer Corporation covering the Company's INFeD product. Under the terms of the agreement, in 1994, 1995 and 1996, in exchange for promotional support, the Company shared with Bayer the net profits of INFeD in excess of specified threshold amounts. In 1996, this agreement was amended and extended to December 1997. The parties are currently negotiating a further extension of this agreement. This amended agreement provides that in exchange for promotional support, the Company pays Bayer Corporation a fixed dollar amount plus a fixed percentage of sales above a threshold amount. The Company incurred selling expenses under these agreements of approximately $3.0 million in 1996 and $2.9 million for the first nine months of 1997. There were no selling expenses under the first agreement for 1994 and 1995. See "Principal and Selling Stockholders."

  Since 1994, the Company and Bayer, through their respective affiliates, have entered into several joint ventures to own, manage or develop generic pharmaceutical businesses outside of the U.S. Each of Schein and Bayer have contributed various assets and rights and funded the operations of these ventures, and in certain circumstances have guaranteed certain liabilities of these ventures, such as leases and lines of credit. It is contemplated that the Company and Bayer will sell products to certain of these ventures for resale in their local markets. Bayer and Schein are each currently evaluating the extent of their continued participation in certain of these ventures.

  The Company, together with the Pharmaceutical, Consumer Healthcare, Afga Film and Diagnostics divisions of Bayer Corporation, has created a collaboration called Bayer Healthcare Partners. Bayer Healthcare Partners is a marketing tool through which the various participants combine their sales efforts to offer a package of goods and services designed to be more attractive to a customer, most likely a managed health care provider. The participants share in the costs and profits associated with sales of the covered products to that customer.

  Since 1985, the Company has had a series of non-exclusive agreements (collectively, the "Consulting Agreement") with the Consultant. Under the Consulting Agreement, the Consultant and the Company have identified certain patents on branded pharmaceutical products that might be susceptible to a challenge, and the Consultant has acted as litigation counsel or advising counsel to the Company in those instances where the Company decided to proceed with a patent challenge. For projects in which the Consultant has rendered an opinion, the Company pays the Consultant half the adjusted gross profit from the Company's sale of generic versions of the patented product until the date on which the patent would normally have expired or half the proceeds of any settlement. In 1995 and 1996, the Company recorded in the aggregate net product sales and settlements from patent challenges of $106.0 million and related gross profits of $62.6 million (after deducting payments to the Consultant of $17.4 million).

  The Consultant's services are provided on a non-exclusive basis to the Company. The Consulting Agreement does not have a specific term and continues until the current projects under the Consulting Agreement are completed and all payments due to the Consultant are made. There are two current projects under the Consulting Agreement, one of which has resulted in a pending patent challenge initiated by the Company. In accordance with the Consultant's right to delegate responsibility for defending patent challenge litigation to other counsel selected with the consent of the Company, responsibility for the pending patent challenge has been delegated to other counsel. The Consultant may terminate the Consulting Agreement for certain specified reasons at any time. Without regard to who terminates the Consulting Agreement or the reasons therefor, the Consultant will be entitled to payment in conjunction with any sales or settlements with respect to any patented product for which the Consultant has previously rendered an opinion setting forth the basis for a possible patent challenge. The Consultant has rendered opinions with respect to each of the two patented drug products that are the respective subjects of the current projects under the Consulting Agreement, and the Company will owe the Consultant payments to the extent that the Company successfully develops one or both of these products and challenges the applicable patents and thereafter markets one or both of these products, or otherwise favorably settles any such challenge. See "Risk Factors--Dependence on Successful Patent Litigation," "Management's Discussion and Analysis of Financial Condition and Results of Operations--Results of Operations."

  In the conduct of its business, the Company sells pharmaceutical products to Henry Schein, Inc. for distribution to its customers. Net sales to Henry Schein, Inc. were $6.4 million, $5.3 million and $8.6 million in 1994, 1995 and 1996, respectively, and $5.5 million and $5.4 million for the nine months ended September 1996 and the nine months ended September 1997, respectively. Other than certain common stockholders, there is no affiliation between Henry Schein, Inc. and the Company, and all transactions between the Company and Henry Schein, Inc. are on an arm's-length basis.

  The Company has signed a non-binding letter dated October 7, 1997 with Cheminor and Reddy outlining the parties' intent to enter into a strategic alliance agreement. As part of the contemplated arrangement, Cheminor could purchase shares of the Company's Common Stock, once the shares are publicly traded, at fair market value; the purchase price could be payable from the profits otherwise due Cheminor from the alliance. Cheminor would have certain rights to acquire additional shares from time to time, at fair market value, to maintain its percentage interest in the Company. In addition, Cheminor would have representation on the Company's Board of Directors consistent with its equity investment through the purchase of the Company's shares once they are publicly traded. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

  In connection with Mr. Ashrafi's relocation, the Company loaned Mr. Ashrafi $150,000 at an interest rate of 6.875% per annum evidenced by a promissory note dated May 31, 1996. As of September 1997, an aggregate principal amount of $150,000 was outstanding on that loan.

  Richard L. Goldberg, who is a Director of the Company, is a member of Proskauer Rose LLP, which has been retained by the Company to provide legal services. See "Validity of Shares."

                      PRINCIPAL AND SELLING STOCKHOLDERS

  The following table sets forth certain information with respect to beneficial ownership of the Company's Common Stock as of September 27, 1997, immediately prior to and immediately after the Offering by (i) each person (or affiliated group of persons) known by the Company to own beneficially more than 5% of the Company's Common Stock, (ii) each director of the Company,
(iii) each of the Named Executive Officers, (iv) all directors and executive officers of the Company as a group and (v) each of the Selling Stockholders.

                          BENEFICIAL OWNERSHIP
                         PRIOR TO THE OFFERING                        BENEFICIAL OWNERSHIP
                                (2) (3)                                AFTER THE OFFERING
                         ------------------------- SHARES OF COMMON   -----------------------
BENEFICIAL OWNER(1)         NUMBER      PERCENT   STOCK TO BE OFFERED  NUMBER       PERCENT
-------------------      ------------- ------------------------------ ----------   ----------
Martin Sperber (4)......    24,019,809     64.3%
Marvin H. Schein (5)
 (6)....................    11,072,460     29.6%
 135 Duryea Road
 Melville, NY 11747
Bayer Corporation.......     9,537,666     25.5%
 100 Bayer Road
 Pittsburgh, PA 15205
Pamela Schein (6).......     8,369,166     22.4%
Pamela Joseph (6) (7)...     3,262,944      8.7%
Directors and Executive
 Officers as
 Group (6 persons) (4)
 (5) (6)................    24,531,489     65.7%

--------
(1) Unless otherwise indicated, the address for each person is c/o Schein Pharmaceutical, Inc., 100 Campus Drive, Florham Park, New Jersey 07932.
(2) The persons and entities named in the table have sole voting and investment powers with respect to all of the Common Stock shown as beneficially owned by them, except as noted below.
(3) The 37,262,235 shares of Common Stock deemed outstanding prior to the Offering includes:
  (a) 33,611,472 shares of Common Stock outstanding or reserved for issuance on September 27, 1997; and
  (b) 3,650,763 shares of Common Stock issuable pursuant to the exercise of options held by the respective person or group or reserved for issuance to management, which may be exercised within 60 days after the date of this Prospectus, as set forth below.
(4) Includes:
  (a) 425,703 shares for which Mr. Sperber is the direct beneficial owner and 299,751 shares held in trusts for his family members' benefit; and
  (b) 589,785 shares issuable pursuant to the exercise of stock options held by Mr. Sperber are currently exercisable; and
  (c) 22,704,570 shares prior to the Offering and      shares after the
      Offering over which Mr. Sperber has voting control pursuant to the voting trust agreement dated September 30, 1994 (the "Voting Trust Agreement"). Mr. Sperber, acting as voting trustee, is able to control substantially all matters requiring stockholder approval, including the election of directors.
(5) Includes      shares owned in trust for his family members and/or for
    charities of which Mr. Schein is a trustee.
(6) All shares are held by Mr. Sperber as voting trustee under the Voting Trust Agreement. See "--Restructuring Agreements."
(7) Includes 213,651 shares held in trust, of which Ms. Joseph is a principal beneficiary.

  RESTRUCTURING AGREEMENTS

  At the time of Bayer Corporation's acquisition of its 28.3% interest in the Company, the Company, Bayer Corporation, Mr. Sperber, and certain other principal stockholders entered into certain agreements (the "Restructuring Agreements") relating to the governance of the Company and certain other matters.

  Agreements Relating to Control of the Company. The Restructuring Agreements provide that, until the earlier of March 1, 2000 and the effective date of a merger, consolidation or combination that results in the Voting Trustee (currently Mr. Sperber) (the "Voting Trustee") neither holding the position of chairman of the board, president, chief executive officer or chief operating officer of the resulting entity nor having the right to designate a majority of the members of the board of the resulting entity (such earlier date, the "Voting Trust Termination Date"), the Voting Trustee will have the right to vote, or direct the vote of, all the shares of Common Stock owned by Marvin Schein, Pamela Schein and Pamela Joseph and certain trusts established by them or for their issue (collectively, the "Family Stockholders") (i.e., % of the outstanding shares of Common Stock immediately after the completion of the Offering, assuming the Underwriters' over-allotment option is not exercised). As a result of the foregoing, the Voting Trustee as a practical matter will be able to control substantially all matters requiring stockholder approval, including the election of directors, until March 1, 2000 (without giving effect to any future public issuance of Common Stock by the Company or sales of Common Stock by Continuing Stockholders). The Restructuring Agreements provide that Mr. Sperber may designate certain individuals to succeed him as Voting Trustee under the Restructuring Agreements.

  The Restructuring Agreements provide that, until Bayer Corporation owns less than 10% of the Company's outstanding Common Stock (the "Governance Termination Date"), Bayer Corporation shall be entitled to nominate a number of members of the Board of Directors of the Company, rounded down to the nearest whole number, equal to the product of (a) the number of members of the Board of Directors and (b) its percentage stockholdings of Common Stock of the Company at the time of nomination. The Voting Trustee is entitled, until the Voting Trust Termination Date, to nominate the balance of the members of the Board of Directors. Until May 15, 2001, the Voting Trustee and the other Continuing Stockholders (as defined herein) (to the extent their shares of Common Stock are not voted by the Voting Trustee) must vote for the election of Bayer Corporation's nominee(s). Until the Voting Trust Termination Date, Bayer Corporation and the Continuing Stockholders (to the extent their shares of Common Stock are not voted by the Voting Trustee) must vote for the election of the Voting Trustee's nominees.

  Until the earliest of May 15, 2001, the Governance Termination Date and a sale of shares by Bayer Corporation other than to a Permitted Assignee (as defined herein), the Company may not, without Bayer Corporation's consent, among other things, (a) own, manage or operate any business not principally engaged in a segment of the pharmaceutical or health care industry or any business ancillary thereto, (b) amend or restate the Company's charter or by-laws to require more than majority approval to elect a majority of the Board of Directors, merge, consolidate or sell all or substantially all the Company's assets or (c) engage in transactions with any affiliate on terms more favorable to the affiliate than could be obtained in an arm's-length transactions, other than intercompany transactions and transactions under or identified in the Restructuring Agreements.

  The Restructuring Agreements provide that the Standstill, which imposes certain restrictions on Bayer, including that, prior to May 15, 2001 (the "Standstill Period"), Bayer Corporation may not (a) acquire, announce an intention to acquire or offer to acquire any assets of the Company or its subsidiaries (other than in the ordinary course) or equity securities of the Company, (b) participate in or encourage the formation of a group or entity that seeks to acquire equity securities of the Company, (c) solicit proxies or become a participant in any election contest with respect to the Company, (d) initiate or otherwise solicit stockholders for the approval of stockholder proposals or induce any other person to initiate any stockholder proposal, (e) seek to place designees on, or remove any member of, the Board or Directors,
(f) deposit any equity securities in a voting trust or like arrangement, (g) seek to control the management of the Company or negotiate with any person with respect to any form of extraordinary transaction with the Company or other transaction not in the ordinary course of business, or be involved in a tender or exchange offer or other attempt to violate the Standstill or (h) request the

Company or otherwise seek to amend or waive any provision of the Standstill. In addition, until the shares of the Common Stock that are held by more than 300 persons who are neither current stockholders, their permitted transferees nor employees of the Company have a total market value in excess of $100.0 million (the "Qualified Public Offering Date"), the Company may not undertake certain other actions without the consent of Bayer Corporation.

  After the Standstill, Bayer Corporation has the right, exercisable within six months of the end of the Standstill and if there is an insufficient number of shares of Common Stock available on the open market for Bayer Corporation to acquire a majority of the outstanding Common Stock on the open market, to acquire from the Family Stockholders and then from the Company, a number of shares that should enable Bayer Corporation to own a majority of the outstanding Common Stock.

  Notwithstanding the Standstill, Bayer Corporation generally may acquire Common Stock (a) unless Bayer Corporation has sold shares of Common Stock other than to a Permitted Assignee, (I) in connection with its exercise of certain preemptive rights or (II) if, after the Qualified Public Offering Date, necessary to own at least 21% more of the outstanding Common Stock (other than a Continuing Stockholder) and (b) up to the "New Percentage," defined as: 30% of the Company's outstanding common stock between May 15, 1997 and May 15, 1999; 33 1/3% between May 16, 1999 and May 15, 2000; and 36 2/3%
between May 16, 2000 and the end of the Standstill Period.

  Under the Reorganization Documents, if Bayer Corporation for any reason acquires shares in excess of the New Percentage, until May 15, 2001, Bayer shall vote those excess shares in accordance with the Voting Trustee's instructions and those excess shares will not be considered in determining the number of director nominees to which Bayer Corporation is entitled.

  Under the Restructuring Agreements, each of Marvin Schein, Pamela Schein and Pamela Joseph has agreed that such individual, and such individual's Family Group, shall not acquire shares if, as a consequence of the acquisition such individual, together with such individual's Family Group (as defined herein), owns in excess of (a) in the case of Marvin Schein and his Family Group, 35.85% of the Common Stock, (b) in the case of Pamela Schein and her Family Group, 27.55% of the Common Stock and (c) in the case of Pamela Joseph and her Family Group, 12.97% of the Common Stock.

  Restrictions on Transfer. The Restructuring Agreements generally provide that Marvin Schein, Pamela Schein, Pamela Joseph, Mr. Sperber, Stanley Bergman, certain trusts established by these individuals (collectively, the "Continuing Stockholders") and certain of their transferees may not transfer any of their shares of Common Stock until March 1, 2000, except (a) pursuant to Rule 144 under the Securities Act, but subject to volume limitations intended to equal the volume limitations applicable to affiliates as set forth in Rule 144(e) (the "Maximum Rule 144 Sales Amount"), (b) in a wide distribution in an amount that exceeds the number specified in Rule 144(e)(1), regardless of whether the seller is an affiliate or Rule 144(k) is applicable, in connection with which the seller or the underwriter confirms that no direct or indirect purchaser in that distribution is intended to acquire more than the Maximum Rule 144 Sales Amount, (c) to certain family members of the transferor, related trusts or estates, or other entities owned exclusively by such transferor, family members, trusts or estates (collectively, a "Family Group"), (d) in private placements, to persons who own fewer than 1% of the outstanding Common Stock immediately prior to the transfer and who are not affiliated with or Family Group members of the transferor, of no more than (I) 1% of the outstanding Common Stock to any one person, its affiliates or Family Group members in any three-month period and (II) 4% of the outstanding Common Stock to all persons in any twelve-month period, (e) in connection with the exercise of certain registration rights granted to the Company's stockholders under the Restructuring Agreements, but only if, to the extent the number of shares sold exceeds the Maximum Rule 144 Sales Amount, it is confirmed to the Company that it is intended that no purchaser will acquire more than the Maximum Rule 144 Sales Amount, (f) pledges to a financial institution or transfers to a financial institution in the exercise of its pledge rights, (g) to Bayer Corporation as provided under the Restructuring Agreements, (h) pursuant to a merger or a consolidation that has been approved by the Board of Directors and stockholders of the Company, (i) in a tender offer in which

Mr. Sperber (or any member of his Family Group who acquired shares from Mr. Sperber) sells shares and (j) in a tender offer for a majority of the shares of Common Stock of the Company by a bidder not affiliated with Bayer Corporation, if Bayer Corporation and its affiliates have failed to pursue a tender offer or other acquisition permitted under the Restructuring Agreements. In addition, Continuing Stockholders have been granted registration rights. See "Shares Eligible For Future Sale."

  In addition to the above restrictions, the Restructuring Agreements generally provide that Bayer Corporation and the Continuing Stockholders may not transfer any of their shares until May 15, 1999. However, Bayer Corporation may transfer its shares in connection with certain registration rights granted to Bayer Corporation under the Restructuring Agreements or to a Permitted Assignee. The Continuing Stockholders may transfer their shares as provided in the preceding paragraph. A "Permitted Assignee" is (a) a successor to all or substantially all the business and assets of Bayer or a majority-owned subsidiary of Bayer Corporation who agrees to be bound by the Restructuring Agreements, (b) a single purchaser who, immediately after the purchase and for 60 days thereafter, owns at least 10% of the shares then owned by Bayer Corporation and who agrees to be bound by the Standstill and
(c) any person referred to in (a) above and up to three non-affiliated purchasers who, immediately after the respective purchases and for 60 days thereafter, own in the aggregate at least 20% of the shares then owned by Bayer Corporation and who agree to be bound by the Standstill.

  If Bayer Corporation sells any of its shares in the Company to any unaffiliated third party, then the following of Bayer Corporation's rights under the Restructuring Agreements terminate: the right to consent to certain transactions of the Company; the right to purchase additional shares on Company issuances of equity securities; the right to acquire shares to maintain an ownership percentage of more than 21% of outstanding shares over certain 10% holders; the right to acquire from the Company or the Continuing Stockholders under certain circumstances after the Standstill Period, shares for a controlling interest in the Company; and rights of first refusal with regard to share transfers by Continuing Stockholders. However, certain of those rights (i.e., rights to purchase additional shares on Company issuances of equity securities and rights of first refusal) may be transferred to a single purchaser who owns at least 10% of the Company's shares then owned by Bayer Corporation and who agrees to be bound by the Standstill obligations.

  Mr. Sperber and Mr. Bergman may not transfer any of their shares to Bayer Corporation except in certain open market transactions and except to the extent that Bayer Corporation first offered to purchase such shares from the Continuing Stockholders and the Continuing Stockholders did not sell such shares.

  The Company may not transfer any of its shares to Bayer Corporation, except to the extent that Bayer Corporation is entitled to purchase shares under the Restructuring Agreements and those shares are not purchased in the open market or from Family Stockholders.

  Rights of Inclusion and First Refusal. The Restructuring Agreements provide that, if at any time prior to the Voting Trust Termination Date, any Family Stockholder or Family Group member (an "Offeree") receives an offer from a third party to purchase some or all of the Offeree's shares of Common Stock, the Offeree wishes to sell the shares (other than in a transaction described in clauses (a) through (i) of the first paragraph of "Restructuring Agreements" above) and Mr. Sperber, as Voting Trustee, consents to the transaction, the Company or its designee shall have the right of first refusal to purchase those shares on the same terms as in the third party offer.

  Under the Restructuring Agreements, if the Company fails to exercise its right of first refusal and Bayer Corporation has not sold shares other than to a Permitted Assignee, such right will be deemed assigned to Bayer Corporation, provided that (a) the stockholdings of Bayer Corporation may not as a result of its exercising such right exceed the New Percentage and (b) if as a result of its exercising such right, Bayer Corporation would own a majority of the shares of Common Stock. Bayer Corporation will exercise such right at a price per share equal to the greater of (I) the price contained in the third party offer and (II) the price determined by an investment banking firm, who will take into consideration, among other things, that control of the Company will pass at that time to Bayer Corporation.

  In addition, if, prior to the end of the Standstill or the time that Bayer Corporation sells shares other than to a Permitted Assignee, the Company is not entitled to exercise the right of first refusal described above and a Continuing Stockholder is permitted under the Restructuring Agreements, and in good faith wishes, to sell shares of Common Stock to a third party (other than sales under Rule 144 under the Securities Act and sales under clauses (d), (h) and (i) of the first paragraph of "Restructuring Agreements" above), Bayer Corporation shall have the right of first offer to purchase those shares of Common Stock on the same terms as the Continuing Stockholder wishes to sell the shares of Common Stock.

  The Restructuring Agreements provide that if at any time prior to the second anniversary of the Offering, Bayer Corporation is permitted under the Restructuring Agreements, and in good faith wishes, to sell shares of Common Stock to a third party, the Company and the Continuing Stockholders shall have the right of first offer to purchase those shares of Common Stock on the same terms as the Bayer Corporation wishes to sell the shares of Common Stock.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Upon completion of the Offering, the Company will have outstanding
shares of Common Stock and      shares of Common Stock reserved for issuance
upon the exercise of outstanding stock options pursuant to the Stock Option
Plan and certain other options granted by the Company. The      shares of
Common Stock sold by the Company in the Offering will be immediately freely tradeable without restriction under the Securities Act, except for any shares purchased by an "affiliate" of the Company (as that term is defined under the rules and regulations of the Securities Act), which will be subject to the resale limitations of Rule 144 under the Securities Act. The remaining 33,611,472 outstanding shares of Common Stock, which were issued by the Company in private transactions not involving a public offering (and any shares issued upon exercise of employee stock options granted pursuant to the Stock Option Plan), are "Restricted Securities" for purposes of Rule 144 and may not be resold in a public distribution, except in compliance with the registration requirements of the Securities Act or pursuant to Rule 144. The share numbers in this section assume the Underwriters' over-allotment options are not exercised.

  Prior to the Offering, there has been no public market for the Common Stock. The Company cannot predict the effect, if any, sales of shares of Common Stock or the availability of shares for sale will have on the market price from time to time. Nevertheless, sales of substantial amounts of Common Stock in the public market could adversely affect the market price of the Common Stock and could impair the Company's future ability to raise capital through an offering of its equity securities.

  The Company, the Company's officers and directors and certain other shareholders and option holders of the Company have agreed, subject to certain limited exceptions, not, directly or indirectly, to offer, sell, assign, transfer, encumber, contract to sell or otherwise dispose of any outstanding shares of Common Stock or any securities of the Company substantially similar to Common Stock (other than in the Offering and, in the case of the Company, pursuant to the Stock Option Plan) held by them for a period of 180 days after the date of this Prospectus without the prior written consent (which consent may be given without notice to the Company's shareholders or other public announcement) of Cowen & Company. Cowen & Company has advised the Company that it has no present intention of releasing any of the Company's shareholders or option holders from such lock-up agreements until the expiration of such 180-day period.

  In addition, Bayer Corporation and the Continuing Stockholders are subject to certain restrictions under the Restructuring Agreements governing the transfer of shares. See "Principal and Selling Stockholders."

  Pursuant to the Stock Option Plan,      shares of Common Stock are available
for future option grants, of which the Company plans to grant options to
purchase approximately     shares of Common Stock upon or immediately prior to
the completion of the Offering. See "Management--Stock Options."

  Rule 701 under the Securities Act provides that the shares of Common Stock acquired upon the exercise of outstanding options may be resold by persons other than affiliates beginning 90 days after the date of this Prospectus, subject only to the manner of sale provisions of Rule 144, and by affiliates under Rule 144 without compliance with its one-year minimum holding period, subject to certain limitations. The Company intends to file one or more registration statements on Form S-8 under the Securities Act to register all shares of Common Stock subject to outstanding stock options and Common Stock issuable pursuant to the Stock Option Plan which do not qualify for an exemption under Rule 701 from the registration requirements of the Securities Act. The Company expects to file these registration statements after the closing of the Offering, and such registration statements are expected to become effective upon filing. Shares of Common Stock covered by these registration statements will thereupon be eligible for sale in the public markets, subject to the Lock-up Agreements, if applicable.

  Certain persons and entities (the "General Rightholders") are entitled to certain rights with respect to the registration under the Securities Act of a
total of     shares of Common Stock (the "General Registrable Shares") under the terms of an agreement among the Company and the General Rightholders (the "General

Stockholders Agreement"). The General Stockholders Agreement provides that in the event the Company proposes to register any of its securities under the Securities Act pursuant to a demand registration request, subject to certain exceptions, the General Rightholders shall be entitled to include General Registrable Shares in such registration, subject to the right of the managing underwriter of any such offering to exclude for marketing reasons some of such General Registrable Shares from such registration. The General Rightholders have the additional right under the Continuing Stockholders Agreement to require the Company to prepare and file, subject to certain conditions and limitations, three registration statements under the Securities Act with respect to their General Registrable Shares commencing on May 15, 1997 and terminating on the earlier of September 30, 2004 and the first date on which Bayer Corporation owns less than 10% of the outstanding Common Stock of the Company.

  Certain persons and entities (the "Continuing Rightholders") are entitled to certain rights with respect to the registration under the Securities Act of a
total of     shares of Common Stock (the "Continuing Registrable Shares")
under the terms of an agreement among the Company and the Continuing Rightholders (the "Continuing Stockholders Agreement"). The Continuing Stockholders Agreement provides that in the event the Company proposes to register any of its securities under the Securities Act pursuant to a demand registration request, subject to certain exceptions, the Continuing Rightholders shall be entitled to include Continuing Registrable Shares in such registration, subject to the right of the managing underwriter of any such offering to exclude for marketing reasons some of such Continuing Registrable Shares from such registration. The Continuing Rightholders have the additional right under the Continuing Stockholders Agreement to require the Company to prepare and file, subject to certain conditions and limitations, four registration statements under the Securities Act with respect to their Continuing Registrable Shares commencing as of September 1997 and terminating on the tenth anniversary of the date of the Offering. See "Principal and Selling Stockholders."

  No prediction can be made as to the effect, if any, that market sales of Restricted Securities or the availability of such Restricted Securities for sale will have on the market price of the Common Stock. Nevertheless, sales of substantial amounts of Common Stock in the public market will have an adverse impact on the market price of the Common Stock.

                         DESCRIPTION OF CAPITAL STOCK

  The authorized capital stock of the Company consists of 100,000,000 shares of Common Stock, par value $.01 per share and 5,000,000 shares of Preferred Stock, par value $.01 per share (the "Preferred Stock"). Immediately prior to the Offering, there were 33,611,472 shares of Common Stock outstanding held of
record by    stockholders.

  The holders of shares of Common Stock are (i) entitled to one vote per share on all matters to be voted on by stockholders; (ii) not entitled to cumulate their votes in elections for directors, which means holders of more than half the outstanding shares of Common Stock can elect all the directors of the Company; and (iii) entitled to receive such dividends as may be declared from time to time by the Board of Directors in its discretion from any assets legally available for that purpose, after payment of dividends (subject to restrictions imposed by terms of indebtedness) required to be paid on outstanding shares of Preferred Stock, if any. In the event of the dissolution of the Company, whether voluntary or involuntary, if any, after distribution to the holders of Preferred Stock, if any, of amounts to which they may be preferentially entitled, the holders of Common Stock are entitled to share ratably in the assets of the Company legally available for distribution to its stockholders. The holders of Common Stock have no preemptive, subscription, conversion or redemption rights, and are not subject to further calls or assessments, or rights of redemption, by the Company. The Common Stock currently outstanding, and the Common Stock issued in the Offering, is and will be validly issued, fully paid and non-assessable. See "Dividend Policy."

PREFERRED STOCK

  The Board of Directors of the Company is authorized, without further stockholder action, to divide any or all shares of the authorized Preferred Stock into one or more series and to fix and determine the designations, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereon, of any series so established, including voting powers, dividend rights, liquidation preferences, redemption rights and conversion privileges. Although the Company has no present intention to issue shares of Preferred Stock, the issuance of shares of Preferred Stock or the issuance of rights to purchase such shares may have the effect of delaying, deferring or preventing a change in control of the Company or an unsolicited acquisition proposal. For instance, the issuance of a series of Preferred Stock might impede a business combination by including class voting rights that would enable the holder to block such a transaction. In addition, under certain circumstances, the issuance of Preferred Stock could adversely affect the voting power of the holders of the Common Stock. Although the Board of Directors is required to make any determination to issue such stock based on its judgment as to the best interests of the stockholders of the Company, the Board of Directors could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of the stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then market price of the stock. The Board of Directors does not intend to seek stockholder approval prior to any issuance of currently authorized Preferred Stock, unless otherwise required by law.

THE DELAWARE BUSINESS COMBINATION ACT

  The Company is incorporated under the Delaware GCL. Section 203 of the Delaware GCL (the "Delaware Business Combination Act") imposes a three-year moratorium on business combinations between a Delaware corporation and an "interested stockholder" (in general, a stockholder owning 15% or more of a corporation's outstanding voting stock) or an affiliate or associate of an interested stockholder, unless (i) prior to an interested stockholder becoming an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction resulting in the interested stockholder becoming an interested stockholder; (ii) upon consummation of the transaction resulting in an interested stockholder becoming an interested stockholder, the interested stockholder owned 85% or more of the voting stock outstanding at the time the transaction commenced (excluding, from the calculation of outstanding shares, shares beneficially owned by directors who are also officers and certain employee stock plans); or (iii) on or after an interested stockholder became an interested stockholder, the business combination is approved by (A) the board of directors and (B) holders of at least 66 2/3% of the outstanding shares (other than those shares beneficially owned by the interested stockholder) at a meeting of stockholders.

  The Delaware Business Combination Act applies to certain corporations incorporated in Delaware, unless, among other things, the corporation expressly elects not to be governed by the legislation and sets forth that election in an amendment to the corporation's certificate of incorporation or by-laws as approved by (in addition to any other vote required by law) a majority of the shares entitled to vote (however, the amendment would not be effective until 12 months after the date of its adoption and would not apply to any business combination between the corporation and any person who became an interested stockholder on or prior to the adoption of the amendment). The Company has not made such an election and, upon completion of the Offering, will be subject to the Delaware Business Combination Act.

  The Delaware Business Combination Act may discourage other persons from making a tender offer for or acquisitions of substantial amounts of the Common Stock. This could have the incidental effect of inhibiting changes in management and may also prevent temporary fluctuations in the market price of the Common Stock that often result from actual or rumored takeover attempts. In addition, the limited liability provisions in the Company's certificate of incorporation with respect to directors and the indemnification provisions in the Company's by-laws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty and may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise have benefitted the Company and its stockholders. Furthermore, a stockholder's investment in the Company may be adversely affected to the extent the Company pays the costs of settlement and damage awards against the Company's directors and officers pursuant to the indemnification provisions in the Company's by-laws.

ANTI-TAKEOVER EFFECT OF PROVISIONS OF THE CERTIFICATE OF INCORPORATION AND BY-
LAWS

  Certain provisions of the certificate of incorporation and by-laws could discourage potential acquisition proposals and could delay or prevent a change in control of the Company. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the Board of Directors and in the policies formulated by the Board of Directors and to discourage certain types of transactions that may involve an actual or threatened change of control of the Company, such as an unsolicited acquisition proposal. Because these provisions could have the effect of discouraging potential acquisition proposals, they may inhibit fluctuations in the market price of shares of Common Stock that could otherwise result from actual or rumored takeover attempts. These provisions also may have the effect of preventing changes in the management of the Company.

  The certificate of incorporation of the Company provides that the Board of Directors will be divided into three classes of directors with each class holding office for staggered three-year terms. The classification of directors will have the effect of making it more difficult to change the composition of the Board of Directors, because at least two annual meetings of stockholders, instead of one, generally will be required to effect a change in the majority of the Board of Directors. Under Delaware law, unless the certificate of incorporation otherwise provides, a director on a classified board may be removed by the stockholders only with cause. See "Management--Board of Directors."

  The provisions of Delaware law and the certificate of incorporation and by-laws of the Company relating to the removal of directors and the filling of vacancies on the Board of Directors preclude a third party from removing incumbent directors without cause and simultaneously gaining control of the Board of Directors by filling, with its own nominees, the vacancies created by removal. These provisions also reduce the power of stockholders generally, even those with a majority of the voting power in the Company, to remove incumbent directors and to fill vacancies on the Board of Directors without the support of the incumbent directors.

  In addition, the certificate of incorporation and by-laws of the Company do not provide that stockholder action may be effected without a duly called meeting. This effectively limits the ability of the Company's stockholders to conduct any form of consent solicitation. The certificate of incorporation and by-laws of the Company also do not permit stockholders of the Company to call special meetings of stockholders. See "Principal and Selling Stockholders."

TRANSFER AGENT AND REGISTRAR

  The transfer agent and registrar for the Common Stock is ChaseMellon Shareholder Services, L.L.C.

                                 UNDERWRITING

  Subject to the terms and conditions of the Underwriting Agreement, the Company and the Selling Stockholders have agreed to sell to each of the Underwriters named below, and each of such Underwriters, for whom Cowen & Company, Bear, Stearns & Co. Inc., and Smith Barney Inc. are acting as representatives (the "Representatives"), has severally agreed to purchase from the Company and the Selling Stockholders, the number of shares of Common Stock set forth opposite the name of such Underwriter below:

                                                               NUMBER OF SHARES
                         UNDERWRITER                            OF COMMON STOCK
                         -----------                           -----------------
Cowen & Company...............................................
Bear, Stearns & Co. Inc. .....................................
Smith Barney Inc. ............................................
                                                                     ----
  Total.......................................................
                                                                     ====

  The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters are committed to purchase all shares of Common Stock offered hereby (other than those covered by the over-allotment option described below) if any of such shares are purchased.

  The Underwriters propose to offer the shares of Common Stock directly to the public at the initial public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in
excess of $   per share. The Underwriters may allow, and such dealers may re-
allow, a concession not in excess of $   per share to certain other brokers
and dealers. After the shares of Common Stock are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Representatives.

  The Company and the Selling Stockholders have granted to the Underwriters an option, exercisable for up to 30 days after the date of this Prospectus, to
purchase up to an aggregate of     additional shares of Common Stock to cover
over-allotments, if any. If the Underwriters exercise their over-allotment option, the Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares of Common Stock to be purchased by each of them shown in the foregoing table bears to the total number of shares of Common Stock offered hereby. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of shares of Common Stock offered hereby.

  At the request of the Company, the Underwriters have reserved for sale, at
the initial public offering price, up to     shares of Common Stock to be
offered and sold hereby by the Company to directors and employees of the Company and other persons. The number of shares of Common Stock available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares which are not orally confirmed for purchase within one day of the pricing of the Offering will be offered by the Underwriters to the general public on the same terms as the other shares offered hereby. Certain individuals purchasing reserved shares may be required to agree not to sell, offer or otherwise dispose of any shares of Common Stock for a period of three months after the date of this Prospectus.

  The Company and the Selling Stockholders have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the Underwriters may be required to make in respect thereof.

  The Company, the Selling Stockholders, the Company's officers and directors and certain other stockholders and option holders of the Company have agreed, subject to certain limited exceptions, not, directly or indirectly, to offer, sell, assign, transfer, encumber, contract to sell or otherwise dispose of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for shares of Common Stock or any right to acquire Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent (which consent may be given without notice to the Company's stockholders or other public announcement) of Cowen & Company. Cowen & Company has advised the Company that it has no present intention of releasing any of the Selling Stockholders or the Company's stockholders or option holders from such lock-up agreements until the expiration of such 180-day period.

  The Representatives have advised the Company and the Selling Stockholders that the Underwriters do not intend to confirm sales in excess of 5% of the shares of Common Stock offered hereby to any account over which they exercise discretionary authority.

  Until the distribution of the Common Stock is completed, rules of the Securities and Exchange Commission may limit the ability of the Underwriters and certain selling group members to bid for and purchase the Common Stock. As an exception to these rules, the Representatives are permitted to engage in certain transactions that stabilize the price of the Common Stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Common Stock.

  If the Underwriters create a short position in the Common Stock in connection with the Offering, i.e., if they sell more shares of Common Stock than are set forth on the cover page of this Prospectus, the Representatives may reduce that short position by purchasing Common Stock in the open market. The Representatives may also elect to reduce any short position by exercising all or part of the over-allotment option described above.

  The Representatives may also impose a penalty bid on certain Underwriters and selling group members. This means that if the Representatives purchase Common Stock in the open market to reduce the Underwriters' short position or to stabilize the price of the Common Stock, they may reclaim the amount of the selling concession from the Underwriters and selling group members who sold those shares of Common Stock as part of the Offering.

  In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of a security to the extent that it were to discourage resales of the security.

  Neither the Company or any of the Selling Stockholders on the one hand, nor any of the Underwriters on the other hand, makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, neither the Company or any of the Selling Stockholders on the one hand, nor any of the Underwriters on the other hand, makes any representation that the Representatives will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

  Prior to the Offering, there has been no public market for the Common Stock. Consequently, the initial public offering price was determined by negotiation among the Company and the Selling Stockholders on the one hand, and the Representatives on the other hand. Among the factors considered in such negotiations were prevailing market conditions, the results of operations of the Company in recent periods, the market capitalizations and stages of development of other companies that the Company and the Representatives believe to be comparable to the Company, estimates of the business potential of the Company, the present state of the Company's development and other factors deemed relevant.

                              VALIDITY OF SHARES

  The validity of the shares of Common Stock being sold in the Offering is being passed upon for the Company and the Selling Stockholders by Proskauer Rose LLP, New York, New York. Richard L. Goldberg, a partner of Proskauer Rose LLP, is a member of the Board of Directors of the Company. Certain legal matters in connection with the Offering will be passed upon for the Underwriters by Brown & Wood LLP.

                                    EXPERTS

  The financial statements and schedule of the Company included in this Prospectus and in the Registration Statement have been audited by BDO Seidman LLP, independent certified public accountants, to the extent and for the periods set forth in their reports appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such reports given upon the authority of said firm as experts in auditing and accounting.

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). All reports, proxy statements, and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549 and at the regional offices of the Commission located at 7 World Trade Center, Suite 1300, New York, New York 10048, and the Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained by mail at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. The Commission maintains a web site that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the Commission with a web site address of http://www.sec.gov.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

SCHEIN PHARMACEUTICAL, INC. AND SUBSIDIARIES
Report of Independent Certified Public Accountants.........................  F-2
Consolidated Balance Sheets as of December 30, 1995, December 28, 1996 and
 September 27, 1997 (unaudited)............................................  F-3
Consolidated Statements of Operations for each of the years ended December
 31, 1994, December 30, 1995 and December 28, 1996, and the nine-month periods ended September 28, 1996 and September 27, 1997 (unaudited).......  F-4
Consolidated Statements of Stockholders' Equity for each of the years ended
 December 31, 1994, December 30, 1995 and December 28, 1996, and the nine-
 month period ended September 27, 1997 (unaudited).........................  F-5
Consolidated Statements of Cash Flows for each of the years ended December
 31, 1994, December 30, 1995 and December 28, 1996, and the nine-month periods ended September 28, 1996 and September 27, 1997 (unaudited).......  F-6
Notes to Consolidated Financial Statements.................................  F-7

     [This is the form of report we will be in a position to furnish upon completion of the stock split discussed in Note 1.]

              REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Schein Pharmaceutical, Inc.

  We have audited the accompanying consolidated balance sheets of Schein Pharmaceutical, Inc. and subsidiaries as of December 30, 1995 and December 28, 1996, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 28, 1996. These consolidated financial statements are the responsibility of the management of Schein Pharmaceutical, Inc. and subsidiaries. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Schein Pharmaceutical, Inc. and subsidiaries as of December 30, 1995 and December 28, 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 28, 1996 in conformity with generally accepted accounting principles.

                                          BDO Seidman, LLP

New York, New York
February 7, 1997, except for Note 1
which is as of       , 1997

                  SCHEIN PHARMACEUTICAL, INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                                  IN THOUSANDS

                                         DECEMBER 30, DECEMBER 28, SEPTEMBER 27,
                                             1995         1996         1997
                                         ------------ ------------ -------------
                                                                    (UNAUDITED)
                ASSETS
                ------
Current Assets:
  Cash and cash equivalents............    $  7,837     $  2,139     $    388
  Accounts receivable, less allowance
   for possible losses of $3,835,
   $2,434 and $2,849...................      57,212       72,261       67,574
  Inventories..........................     115,960      131,265      124,011
  Prepaid expenses and other current
   assets..............................       7,598        4,070        3,792
  Deferred income taxes................       9,656        9,354        8,843
                                           --------     --------     --------
    Total Current Assets...............     198,263      219,089      204,608
Property, Plant and Equipment, net.....     108,566      107,740      107,348
Product Rights, Licenses and Regulatory
 Approvals, net........................      94,566       92,685       88,102
Goodwill, net..........................     106,786      102,695       99,448
Other Assets...........................      14,229       22,103       21,193
                                           --------     --------     --------
                                           $522,410     $544,312     $520,699
                                           ========     ========     ========
 LIABILITIES AND STOCKHOLDERS' EQUITY
 ------------------------------------
Current Liabilities:
  Accounts payable.....................    $ 31,225     $ 31,492     $ 30,196
  Accrued expenses.....................      34,939       40,755       42,758
  Income taxes.........................         --         6,641        5,231
  Revolving credit and current
   maturities of long-term debt........      40,078       41,090       32,943
                                           --------     --------     --------
    Total Current Liabilities..........     106,242      119,978      111,128
Long-Term Debt, less current
 maturities............................     240,480      245,390      223,470
Deferred Income Taxes..................      41,321       40,166       39,979
Other Liabilities......................       8,675        8,798        9,038
Commitments and Contingencies
Stockholders' Equity:
  Common stock, $.01 par value; 100,000
   authorized shares; issued and
   outstanding 33,670 shares at
   December 30, 1995 and 33,611 shares
   at
   December 28, 1996 and September 27,
   1997................................         337          336          336
  Additional paid-in capital...........      39,498       38,543       38,543
  Retained earnings....................      86,984       88,381       92,107
  Other................................      (1,127)       2,720        6,098
                                           --------     --------     --------
    Total Stockholders' Equity.........     125,692      129,980      137,084
                                           --------     --------     --------
                                           $522,410     $544,312     $520,699
                                           ========     ========     ========

          See accompanying notes to consolidated financial statements.

                  SCHEIN PHARMACEUTICAL, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                      IN THOUSANDS, EXCEPT PER SHARE DATA

                                       YEAR ENDED                    NINE MONTHS ENDED
                         -------------------------------------- ---------------------------
                         DECEMBER 31, DECEMBER 30, DECEMBER 28, SEPTEMBER 28, SEPTEMBER 27,
                             1994         1995         1996         1996          1997
                         ------------ ------------ ------------ ------------- -------------
                                                                        (UNAUDITED)
Net revenues............   $385,428     $391,846     $476,295     $352,172      $353,829
Cost of sales...........    237,380      250,507      320,675      236,721       240,562
                           --------     --------     --------     --------      --------
  Gross profit..........    148,048      141,339      155,620      115,451       113,267
Costs and expenses:
  Selling, general and
   administrative.......     71,416       73,250       84,366       61,149        57,950
  Research and
   development..........     19,170       28,324       27,030       23,044        22,854
  Amortization of
   goodwill and other
   intangibles..........        --         3,399       10,195        7,713         7,722
  Special compensation,
   restructuring and
   relocation...........     33,594          --           --           --            --
  Acquired in-process
   Marsam research and
   development..........        --        30,000          --           --            --
                           --------     --------     --------     --------      --------
Operating income........     23,868        6,366       34,029       23,545        24,741
  Interest expense,
   net..................      1,493       10,005       23,285       16,081        20,456
  Other expenses
   (income), net........        579          779        4,156        1,745        (4,536)
                           --------     --------     --------     --------      --------
Income (loss) before
 provision for income
 taxes..................     21,796       (4,418)       6,588        5,719         8,821
Provision for income
 taxes..................     15,165       10,482        5,191        3,573         5,095
                           --------     --------     --------     --------      --------
Net income (loss).......   $  6,631     $(14,900)    $  1,397     $  2,146      $  3,726
                           ========     ========     ========     ========      ========
Earnings (loss) per
 common share...........   $    .20     $   (.44)    $    .04     $    .06      $    .11
                           ========     ========     ========     ========      ========
Weighted average number
 of common shares and
 equivalents
 outstanding............     33,429       34,071       34,026       34,033        34,115
                           ========     ========     ========     ========      ========



          See accompanying notes to consolidated financial statements.

                  SCHEIN PHARMACEUTICAL, INC. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
  THREE YEARS ENDED DECEMBER 28, 1996 AND NINE MONTHS ENDED SEPTEMBER 27, 1997
                                  IN THOUSANDS

                         PREFERRED STOCK     COMMON STOCK   ADDITIONAL
                         -----------------   --------------  PAID-IN   RETAINED
                         SHARES    AMOUNT    SHARES  AMOUNT  CAPITAL   EARNINGS   OTHER
                         -------   -------   ------  ------ ---------- --------  --------
Balance December 25,
 1993...................      207   $   207  32,816   $328   $13,360   $127,129  $(10,688)
  Net income............      --        --      --     --        --       6,631       --
  Recognition of stock
   compensation.........      --        --      --     --     12,965     (3,079)    8,703
  Stock issued in
   exchange for minority
   interest.............      --        --      854      9    13,173     (1,818)      --
  Restructuring
   charges..............      --        --      --     --        --      (1,508)      --
  Redemption of
   preferred stock......     (207)     (207)    --     --        --     (25,471)      --
  Amortization of
   options issued as
   compensation.........      --        --      --     --        --         --        430
                          -------   -------  ------   ----   -------   --------  --------
Balance, December 31,
 1994...................      --        --   33,670    337    39,498    101,884    (1,555)
  Net loss..............      --        --      --     --        --     (14,900)      --
  Amortization of
   options issued as
   compensation.........      --        --      --     --        --         --        389
  Unrealized gains from
   marketable
   securities...........      --        --      --     --        --         --         39
                          -------   -------  ------   ----   -------   --------  --------
Balance, December 30,
 1995...................      --        --   33,670    337    39,498     86,984    (1,127)
  Net income............      --        --      --     --        --       1,397       --
  Amortization of
   options issued as
   compensation.........      --        --      --     --        --         --        389
  Unrealized gains from
   marketable
   securities...........      --        --      --     --        --         --      4,293
  Repurchase and
   retirement of
   shares...............      --        --      (59)    (1)     (955)       --        --
  Foreign currency
   translation
   adjustments..........      --        --      --     --        --         --       (835)
                          -------   -------  ------   ----   -------   --------  --------
Balance, December 28,
 1996...................      --        --   33,611    336    38,543     88,381     2,720
  (Period subsequent to
   December 28, 1996 to
   September 27, 1997 is
   unaudited)...........
  Net income............      --        --      --     --        --       3,726       --
  Amortization of
   options issued as
   compensation.........      --        --      --     --        --         --        292
  Unrealized gains from
   marketable
   securities...........      --        --      --     --        --         --      3,059
  Foreign currency
   translation
   adjustments..........      --        --      --     --        --         --         27
                          -------   -------  ------   ----   -------   --------  --------
Balance, September 27,
 1997 (Unaudited).......      --    $    --  33,611   $336   $38,543   $ 92,107  $  6,098
                          =======   =======  ======   ====   =======   ========  ========

          See accompanying notes to consolidated financial statements.

                  SCHEIN PHARMACEUTICAL, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  IN THOUSANDS

                                        YEAR ENDED                    NINE MONTHS ENDED
                          -------------------------------------- ---------------------------
                          DECEMBER 31, DECEMBER 30, DECEMBER 28, SEPTEMBER 28, SEPTEMBER 27,
                              1994         1995         1996         1996          1997
                          ------------ ------------ ------------ ------------- -------------
                                                                         (UNAUDITED)
Cash flows from
 operating activities:
 Operating activities:
 Net income (loss)......    $  6,631    $ (14,900)   $   1,397     $   2,146     $   3,726
 Depreciation and
  amortization..........       8,464       17,395       25,450        18,018        19,749
 Provision for deferred
  income taxes..........      (6,321)       3,084       (3,342)         (985)       (1,237)
 Acquired in-process
  Marsam research
  and development.......         --        30,000          --            --            --
 Special compensation...      29,039          --           --            --            --
 Gain on sale of
  marketable
  securities............                                                            (9,883)
 Other..................         759          694        4,360         2,192         3,530
 Changes in assets and
  liabilities:
 Accounts receivable....     (13,224)        (579)     (15,743)       (9,779)        4,167
 Inventories............     (13,187)          69      (15,305)      (30,714)        7,254
 Prepaid expenses and
  other assets..........      (2,056)      (3,744)       2,048           572           278
 Accounts payable,
  income taxes, accrued
  expenses and other
  liabilities...........      16,064      (12,393)      11,891         9,821          (513)
                            --------    ---------    ---------     ---------     ---------
Net cash provided by
 (used in) operating
 activities.............      26,169       19,626       10,756        (8,729)       27,071
                            --------    ---------    ---------     ---------     ---------
Cash flows from
 investing activities:
 Capital expenditures,
  net...................     (16,135)     (13,986)     (11,309)       (8,625)       (8,992)
 Product rights and
  licenses..............      (4,190)      (3,035)      (4,089)       (1,460)          --
 Acquisition of Marsam,
  net of cash acquired..         --      (229,746)         --            --            --
 Investment in
  international joint
  ventures..............         --        (3,520)      (2,036)         (503)         (150)
 Proceeds from sale of
  marketable
  securities............         --           --           --            --         11,575
 Other, net.............        (358)      (1,156)      (2,582)         (434)       (1,188)
                            --------    ---------    ---------     ---------     ---------
Net cash provided by
 (used in) investing
 activities.............     (20,683)    (251,443)     (20,016)      (11,022)        1,245
                            --------    ---------    ---------     ---------     ---------
Cash flows from
 financing activities:
 Principal payments on,
  or repayments of,
  debt..................     (67,237)    (167,119)    (261,078)     (102,057)     (143,067)
 Proceeds from issuance
  of debt...............      85,601      401,750      267,000       114,000       113,000
 Sale (repurchase) of
  other non-current
  assets, net...........       1,836       (5,700)      (2,360)          --            --
 Restructuring charges..      (1,508)         --           --            --            --
 Redemption of preferred
  stock.................     (20,678)         --           --            --            --
                            --------    ---------    ---------     ---------     ---------
Net cash provided by
 (used in) financing
 activities.............      (1,986)     228,931        3,562        11,943       (30,067)
                            --------    ---------    ---------     ---------     ---------
Net increase (decrease)
 in cash and cash
 equivalents............       3,500       (2,886)      (5,698)       (7,808)       (1,751)
Cash and cash
 equivalents, beginning
 of year................       7,223       10,723        7,837         7,837         2,139
                            --------    ---------    ---------     ---------     ---------
Cash and cash
 equivalents, end of
 year...................    $ 10,723    $   7,837    $   2,139     $      29     $     388
                            ========    =========    =========     =========     =========

          See accompanying notes to consolidated financial statements.

                 SCHEIN PHARMACEUTICAL, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 (INFORMATION AS OF SEPTEMBER 27, 1997 AND FOR THE NINE-MONTHS ENDED SEPTEMBER
                 28, 1996 AND SEPTEMBER 27, 1997 IS UNAUDITED)

NOTE 1--SUMMARY OF ACCOUNTING POLICIES

  THE COMPANY AND PRINCIPLES OF CONSOLIDATION

  Schein Pharmaceutical, Inc. and its subsidiaries (the "Company") are engaged in developing, manufacturing, marketing and distributing generic pharmaceutical products. The Company sells to drug store chains, independent retail pharmacies, managed care organizations, hospitals and other institutions, both through drug wholesalers and directly, primarily in the U.S.

  The Company's Board of Directors authorized the filing of a registration statement with the Securities and Exchange Commission permitting the Company to sell shares of its common stock in a proposed initial public offering. In
connection with the proposed offering, the Company, on       , 1997, effected
a 123-for-one stock split, and increased its authorized common stock to 100,000,000 shares. All applicable share and per share amounts in the accompanying consolidated financial statements have been retroactively adjusted to reflect the stock split.

  In 1995, Schein Holdings, Inc. ("SHI"), the former parent holding corporation of Schein Pharmaceutical, Inc., was merged into Schein Pharmaceutical, Inc. The Company was the only asset held by SHI, and, as such, the accompanying financial statements reflect the operations of the Company for the periods reported.

  The consolidated financial statements include the accounts of the Company and its wholly-owned and majority-owned subsidiaries. Investments in unconsolidated affiliated companies are accounted for on the equity method. All material intercompany accounts and transactions have been eliminated in consolidation.

  Certain prior year amounts have been reclassified to conform to the current year's presentation.

  FISCAL YEAR

  The Company reports its operations on a 52-53 week basis ending on the last Saturday of December. Of the years presented in these statements, 1994 includes 53 weeks.

  INTERIM FINANCIAL INFORMATION

  The financial statements as of September 27, 1997 and for the nine months ended September 28, 1996 and September 27, 1997 are unaudited but reflect all adjustments (consisting only of normal recurring adjustments) which are, in the opinion of management, necessary for a fair presentation of financial position and results of operations. Operating results for the nine months ended September 27, 1997 are not necessarily indicative of the results that may be expected for the fiscal year ending December 27, 1997.

  CASH EQUIVALENTS

  The Company considers all highly liquid debt instruments and other short-term investments with an initial maturity date of three months or less from purchase date to be cash equivalents.

  INVENTORIES

  Inventories are valued at the lower of cost or market. Cost is determined by the first-in, first-out method.

  PROPERTY, PLANT, EQUIPMENT, DEPRECIATION AND AMORTIZATION

  Property, plant and equipment are stated at cost. Depreciation and amortization are computed primarily under the straight-line method over estimated useful lives. Amortization of capital leases is computed using the straight-line method over the lease term.

                 SCHEIN PHARMACEUTICAL, INC. AND SUBSIDIARIES

 (INFORMATION AS OF SEPTEMBER 27, 1997 AND FOR THE NINE-MONTHS ENDED SEPTEMBER
                 28, 1996 AND SEPTEMBER 27, 1997 IS UNAUDITED)


  LONG-LIVED ASSETS

  The Company adopted in 1995 Statement of Financial Accounting Standards ("SFAS") No. 121, Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of. In accordance with SFAS No. 121, the carrying values of long-lived assets are periodically reviewed by the Company and impairments would be recognized if the expected future operating non-discounted cash flows derived from an asset were less than its carrying value.

  DEFERRED LOAN FEES

  Costs incurred in connection with entering into or amending debt agreements are capitalized to Other Assets and amortized to interest expense using the effective interest method over the lives of the related debt.

  GOODWILL AND PRODUCT RIGHTS, LICENSES AND REGULATORY APPROVALS

  Goodwill is being amortized over 25 years on a straight-line basis. Product rights, licenses and regulatory approvals are amortized on a straight-line basis over the expected profitable and useful lives of the underlying products and manufacturing facilities, generally for periods ranging from 10 to 20 years.

  INVESTMENTS IN MARKETABLE SECURITIES

  The Company's available-for-sale marketable securities are carried at fair market value and are included in Other Assets in the accompanying balance sheets. Unrealized gains are recorded directly to stockholders' equity, net of applicable income taxes. The Company uses the specific identification method of determining cost in calculating related gains and losses. The Company does not own held-to-maturity or trading securities.

  ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

  The carrying amounts of financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, approximate fair value because of the current nature of these instruments. The carrying amounts reported for revolving credit and long-term debt approximate fair value because the interest rates on these instruments are subject to changes with market interest rates.

  REVENUE RECOGNITION

  Revenues are recognized when products are shipped. Provisions for estimated sales allowances, returns and losses are accrued at the time revenues are recognized.

  RESEARCH AND DEVELOPMENT EXPENDITURES

  Expenditures for research and development are expensed as incurred.

  TAXES ON INCOME

  The Company accounts for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes. Under this standard, deferred taxes on income are provided for those items for which the reporting period and methods for income tax purposes differ from those used for financial statement purposes using the asset and liability method. Deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities.

                 SCHEIN PHARMACEUTICAL, INC. AND SUBSIDIARIES

 (INFORMATION AS OF SEPTEMBER 27, 1997 AND FOR THE NINE-MONTHS ENDED SEPTEMBER
                 28, 1996 AND SEPTEMBER 27, 1997 IS UNAUDITED)


  COMPUTATION OF EARNINGS PER COMMON SHARE

  Net earnings per common share is computed using the weighted average number of shares of common (both Class A and Class B, see Note 11) and common equivalent shares outstanding. Common equivalent shares are excluded from the computation if their effect is antidilutive, except that pursuant to the Securities and Exchange Staff Accounting Bulletin No. 83 common and common equivalent shares issued at prices below the public offering price during the twelve months immediately preceding the initial filing date have been included in the calculation as if they were outstanding for all periods presented using the treasury stock method and the initial public offering price. Common equivalent shares consist of the incremental shares issuable upon the exercise of stock options.

  FOREIGN CURRENCY TRANSLATIONS

  Assets and liabilities of international affiliates are translated at current exchange rates and related translation adjustments are reported as a component of stockholders' equity. Income statement accounts are translated at the average rates during the period.

  CONCENTRATION OF CREDIT RISK

  The Company is potentially subject to a concentration of credit risk with respect to its trade receivables, the majority of which are due from wholesalers, drug store chains, and distributors. The Company performs ongoing credit evaluations of its customers and generally does not require collateral. The Company maintains sufficient allowances and insurance to cover potential or anticipated losses for uncollectible accounts.

  USE OF ESTIMATES

  The preparation of financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  EFFECT OF RECENTLY ISSUED ACCOUNTING STANDARDS

  In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128 ("SFAS No. 128"), "Earnings Per Share". SFAS No. 128 specifies the computation, presentation and disclosure requirements for earnings per share. SFAS No. 128 is effective for periods ending after December 15, 1997. The adoption of this statement is not expected to have a material effect on the consolidated financial statements.

  In June 1997, the Financial Accounting Standards Board issued two new disclosure standards.

  Statement of Financial Accounting Standards No. 130 ("SFAS No. 130"), Reporting Comprehensive Income, establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, SFAS No. 130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements.

  Statement of Accounting Standards No. 131 ("SFAS No. 131"), Disclosures about Segments of an Enterprise and Related Information, which supersedes SFAS No. 14, Financial Reporting for Segments of a Business Enterprise, establishes standards for the way that public enterprises report information about operating

                 SCHEIN PHARMACEUTICAL, INC. AND SUBSIDIARIES

 (INFORMATION AS OF SEPTEMBER 27, 1997 AND FOR THE NINE-MONTHS ENDED SEPTEMBER
                 28, 1996 AND SEPTEMBER 27, 1997 IS UNAUDITED)

segments in annual financial statements and requires reporting of selected information about operating segments in interim financial statements issued to the public. It also establishes standards for disclosures regarding products and services, geographic areas and major customers. SFAS No. 131 defines operating segments as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in asserting performance.

  Both of these new standards are effective for financial statements for periods beginning after December 15, 1997 and require comparative information for earlier years to be restated. Results of operations and financial position will be unaffected by implementation of these new standards.The Company has not determined whether either of these two standards will have a material impact on its financial statement disclosure.

NOTE 2--RESTRUCTURING

  As discussed in Note 1, SHI, the former parent corporation of the Company, was merged into the Company in 1995. Prior to September 1994, in addition to its ownership of the Company, SHI was engaged in the manufacture, distribution and sale of dental, medical and veterinary products ("Henry Schein"). In 1992, SHI initiated a series of transactions as part of a corporate reorganization plan (the "Restructuring") to split off Henry Schein to certain SHI stockholders and realign the ownership interests of SHI. In September 1994, the series of transactions culminated when the capital stock of Henry Schein was distributed to individuals (and certain trusts established by them) who were holders (or beneficiaries of trusts and estates which were holders) of SHI's common stock prior to September 30, 1994 ("Historical SHI Stockholders").

  The transactions related to the Restructuring were initiated in December 1992 when SHI contributed the net assets of Henry Schein to a newly formed company which was owned by SHI. Schein Pharmaceutical, Inc. and Henry Schein both issued common stock to their respective chief executive officers ("CEOs"), which were forfeitable if certain conditions were not satisfied, and paid cash bonuses to reimburse them for the personal income tax effects of the stock issuance and reimbursements. SHI subsequently issued shares of its common stock in exchange for the Schein Pharmaceutical, Inc. stock issuance and these shares were reflected in the 1992 financial statements.

  The Restructuring continued in 1993, when Historical SHI Stockholders and Company management agreed to a transaction whereby an investor would purchase a portion of SHI's outstanding shares from Historical SHI Stockholders and seek future strategic alliances (the "Minority Investor Transaction"). Following governmental regulatory review and Surrogate Court approval, the closing occurred on September 30, 1994. The Restructuring transactions recorded in 1994 are as follows:

    (i) SHI distributed the shares of Henry Schein to the Historical SHI Stockholders.

    (ii) SHI issued 854,235 shares of its common stock in exchange for the minority interest-redeemable stock in Schein Pharmaceutical, Inc.'s subsidiaries. The $13.2 million fair value of the shares issued exceeded the minority interest previously recorded by $7.3 million. Of this amount, $5.5 million was classified as special compensation expense in 1994 (for Schein Pharmaceutical, Inc. employees) and $1.8 million was recorded as a distribution by the Company to Henry Schein (for the CEO of Henry Schein).

    (iii) As a result of the Minority Investor Transaction described above, the shares of common stock issued to the CEOs of the Company and Henry Schein became free of the forfeiture provisions. Accordingly, the shares were revalued using the September 30, 1994 fair value. The amounts relating to (1) the Company's CEO totaled $18.6 million and was recorded as special compensation expense, and (2) Henry Schein's CEO totaled $5.7 million, and the excess of that amount over the 1992 fair value totaled $3.1 million, which was recorded as a capital distribution.

                 SCHEIN PHARMACEUTICAL, INC. AND SUBSIDIARIES

 (INFORMATION AS OF SEPTEMBER 27, 1997 AND FOR THE NINE-MONTHS ENDED SEPTEMBER
                 28, 1996 AND SEPTEMBER 27, 1997 IS UNAUDITED)

    (iv) SHI retained the services of investment banking and financial advisory firms. Of the fees paid to these firms, $1.5 million was charged to retained earnings, as such amount related to the Minority Investor Transaction.

    (v) SHI redeemed its outstanding preferred stock for $25.7 million, paying $20.7 million in cash and canceling a $5.0 million loan to a preferred stockholder.

    (vi) SHI established a supplemental retirement program for its CEO and recognized as current expense the Company's obligation under the plan, estimated at $5.0 million. This liability is included in Other Liabilities in the accompanying balance sheets.

  Professional fees incurred by the Company of $4.2 million in 1994 in connection with the Restructuring were recorded as restructuring expense.

NOTE 3--ACQUISITIONS AND INVESTMENTS IN INTERNATIONAL AFFILIATES

  The Company acquired all the outstanding capital stock of Marsam Pharmaceuticals Inc. ("Marsam") in September 1995 for $245.0 million in cash. Marsam develops, manufactures and markets generic injectable prescription drugs. The acquisition was accounted for as a purchase. The purchase price of $245.0 million exceeded the book value of the net assets acquired by $193.0 million. Of the excess purchase price, $92.0 million was allocated to increase the net assets acquired to fair value, principally related to regulatory facility and product approvals. Acquired in-process Marsam research and development projects were valued at $30.0 million and were expensed at the time of the acquisition. Goodwill of $108.0 million, consisting of the remaining excess purchase price of $71.0 million and a $37.0 million deferred tax liability resulting from the write-up of the net assets to fair value. is being amortized over 25 years. Marsam's results of operations have been included in the consolidated statements of operations since the date of acquisition.

  The following summarized, unaudited pro forma results of operations for 1994 and 1995 assume the acquisition occurred as of the beginning of 1994. In preparing the pro forma data, adjustments have been made for the amortization of goodwill and other intangibles acquired, the interest expense related to borrowing agreements to finance the purchase price and, in 1994 only, the write-off of acquired in-process Marsam research and development projects. Since the valuation of Marsam's net assets and in-process research and development projects may have differed at January 1, 1994 from amounts recorded at September 1, 1995, the information presented is not necessarily indicative of results of operations that would have occurred had the acquisition been consummated at the beginning of the respective periods, or of future results of the combined companies.

                                                              YEAR ENDED
                                                       -------------------------
                                                       DECEMBER 31, DECEMBER 30,
                                                           1994         1995
                                                       ------------ ------------
                                                            (IN THOUSANDS)
   Net revenues.......................................   $420,441     $417,041
   Net income (loss)..................................    (39,763)       5,781

  During 1995 and 1996, the Company invested approximately $3.5 million and $2.0 million, respectively, and $0.2 million for the nine months ended September 27, 1997, to acquire up to a 50% interest in each of several international pharmaceutical businesses. These businesses are jointly owned with subsidiaries of Bayer AG, the parent of Bayer Corp., a minority investor in the Company. These investments are accounted for under the equity method and are included in Other Assets in the accompanying balance sheets. The Company recorded losses of approximately $0.3 million and $3.3 million in fiscal 1995 and fiscal 1996, respectively, and $1.6 million and $2.7 million for the nine months ended September 28, 1996 and September 27, 1997, respectively, as its share of the operating results of these businesses. Additionally, the Company incurred expenses of approximately $2.1 million and $2.9 million in fiscal 1995 and fiscal 1996, respectively, and approximately $2.0 million and $1.8

                 SCHEIN PHARMACEUTICAL, INC. AND SUBSIDIARIES

 (INFORMATION AS OF SEPTEMBER 27, 1997 AND FOR THE NINE-MONTHS ENDED SEPTEMBER
                 28, 1996 AND SEPTEMBER 27, 1997 IS UNAUDITED)

million for the nine months ended September 28, 1996 and September 27, 1997, to identify, evaluate, and establish these and other potential international business ventures. All equity losses and other expenses resulting from the Company's investments in international businesses in fiscal 1995 and fiscal 1996 are included in other expense, net, in the accompanying statements of operations. The Company generally anticipates that these international businesses will not have significant revenues or operations for a period of two to three years, during which time the businesses incur expenses to register products in anticipation of future sales.

NOTE 4--INVENTORIES

  Inventories are summarized as follows:

                                         DECEMBER 30, DECEMBER 28, SEPTEMBER 27,
                                             1995         1996         1997
                                         ------------ ------------ -------------
                                                     (IN THOUSANDS)
   Finished products....................   $ 47,874     $ 59,632     $ 50,223
   Work in-process......................     20,671       27,332       36,893
   Raw materials and supplies...........     47,415       44,301       36,895
                                           --------     --------     --------
                                           $115,960     $131,265     $124,011
                                           ========     ========     ========

NOTE 5--PROPERTY, PLANT AND EQUIPMENT

  Major classes of property, plant and equipment consist of the following:

                                       DECEMBER 30, DECEMBER 28, SEPTEMBER 27,
                                           1995         1996         1997
                                       ------------ ------------ -------------
                                                   (IN THOUSANDS)
   Land...............................   $  4,725     $  4,725     $  4,725
   Buildings and improvements.........     60,770       63,019       63,829
   Plant and office equipment.........     85,126       97,825      100,521
   Construction-in-progress...........      6,949        3,310        7,976
                                         --------     --------     --------
                                          157,570      168,879      177,051
   Less: Accumulated depreciation and
    amortization......................     49,004       61,139       69,703
                                         --------     --------     --------
                                         $108,566     $107,740     $107,348
                                         ========     ========     ========

  Depreciation and amortization expense for property, plant and equipment amounted to $8.3 million, $10.5 million, and $12.1 million in fiscal 1994, fiscal 1995 and fiscal 1996, respectively, and $9.2 million and $8.5 million for the nine months ended September 28, 1996 and September 27, 1997, respectively.

NOTE 6--INTANGIBLE AND OTHER ASSETS

  Product Rights, Licenses and Regulatory Approvals, net, consists of the following:

                                        DECEMBER 30, DECEMBER 28, SEPTEMBER 27,
                                            1995         1996         1997
                                        ------------ ------------ -------------
                                                    (IN THOUSANDS)
   Product rights and licenses.........   $ 8,522      $ 12,611     $ 12,522
   Regulatory approvals, products......    78,000        78,000       78,000
   Regulatory approvals, facilities....    10,000        10,000       10,000
                                          -------      --------     --------
                                           96,522       100,611      100,522
   Less: Accumulated amortization......     1,956         7,926       12,420
                                          -------      --------     --------
                                          $94,566      $ 92,685     $ 88,102
                                          =======      ========     ========

                 SCHEIN PHARMACEUTICAL, INC. AND SUBSIDIARIES

 (INFORMATION AS OF SEPTEMBER 27, 1997 AND FOR THE NINE-MONTHS ENDED SEPTEMBER
                 28, 1996 AND SEPTEMBER 27, 1997 IS UNAUDITED)


  Accumulated amortization of goodwill was $1.4 million, $5.8 million and $9.0 million at December 30, 1995, December 28, 1996 and September 27, 1997, respectively.

  Included in Other Assets in the accompanying balance sheets are marketable securities consisting of equity securities of:

                                         DECEMBER 30, DECEMBER 28, SEPTEMBER 27,
                                             1995         1996         1997
                                         ------------ ------------ -------------
                                                     (IN THOUSANDS)
   Cost.................................    $3,317      $ 5,660       $ 3,918
   Gross unrealized gain................        60        6,686        11,322
                                            ------      -------       -------
   Fair value...........................    $3,377      $12,346       $15,240
                                            ======      =======       =======

  Included in Other expenses (income), net for the nine months ended September 27, 1997, the Company recorded $9.9 million of realized gains of securities sold.

NOTE 7--ACCOUNTS PAYABLE AND ACCRUED EXPENSES

  Included in accounts payable are outstanding checks of approximately $5.4 million, $6.2 million and $5.0 million as of December 30, 1995, December 28, 1996 and September 27, 1997, respectively.

  Accrued expenses consist of the following:

                                       DECEMBER 30, DECEMBER 28, SEPTEMBER 27,
                                           1995         1996         1997
                                       ------------ ------------ -------------
                                                   (IN THOUSANDS)
   Salaries and related expenses......   $15,398      $18,300       $17,703
   Profit-sharing expenses............     1,673        8,637         8,060
   Other..............................    17,868       13,818        16,995
                                         -------      -------       -------
                                         $34,939      $40,755       $42,758
                                         =======      =======       =======

NOTES 8--TAXES ON INCOME

  Provisions for Federal, state and Puerto Rico income taxes consist of the following:

                                                        YEAR ENDED
                                          --------------------------------------
                                          DECEMBER 31, DECEMBER 30, DECEMBER 28,
                                              1994         1995         1996
                                          ------------ ------------ ------------
                                                      (IN THOUSANDS)
   Current:
    Federal..............................   $15,786      $ 5,736       $7,404
    State and Puerto Rico................     5,700        1,662        1,129
                                            -------      -------       ------
                                             21,486        7,398        8,533
                                            -------      -------       ------
   Deferred:
    Federal..............................    (3,497)       2,131       (2,215)
    State and Puerto Rico................    (2,824)         953       (1,127)
                                            -------      -------       ------
                                             (6,321)       3,084       (3,342)
                                            -------      -------       ------
                                            $15,165      $10,482       $5,191
                                            =======      =======       ======

                 SCHEIN PHARMACEUTICAL, INC. AND SUBSIDIARIES

 (INFORMATION AS OF SEPTEMBER 27, 1997 AND FOR THE NINE-MONTHS ENDED SEPTEMBER
                 28, 1996 AND SEPTEMBER 27, 1997 IS UNAUDITED)


  Deferred tax assets and liabilities are classified as current and non-current as follows:

                                                   DECEMBER 30, DECEMBER 28,
                                                       1995         1996
                                                   ------------ ------------
                                                          (IN THOUSANDS)
   Deferred Taxes, Current:
    Deferred tax assets...........................   $  9,764     $  9,354
    Deferred tax liabilities......................       (108)         --
                                                     --------     --------
                                                        9,656        9,354
                                                     --------     --------
   Deferred Taxes, Non-Current:
    Deferred tax assets...........................      6,905        8,268
    Deferred tax liabilities......................    (48,226)     (48,434)
                                                     --------     --------
                                                      (41,321)     (40,166)
                                                     --------     --------
                                                     $(31,665)    $(30,812)
                                                     ========     ========

  Differences between the Federal statutory rate and the Company's effective tax rate are as follows:

                                                       YEAR ENDED
                                         --------------------------------------
                                         DECEMBER 31, DECEMBER 30, DECEMBER 28,
                                             1994         1995         1996
                                         ------------ ------------ ------------
                                                     (IN THOUSANDS)
   Statutory rate......................    $ 7,629      $(1,546)      $2,309
   State and Puerto Rico...............      1,869        1,722          241
   Special compensation charges........      5,553          --           --
   Amortization of goodwill............        --           505        1,515
   Effect of partially tax-exempt
    operations in Puerto Rico..........        --           --          (519)
   Equity in net loss of unconsolidated
    affiliates.........................        --           --         1,202
   Write-off of acquired in-process
    Marsam research and development....        --        10,500          --
   Other, net..........................        114         (699)         443
                                           -------      -------       ------
                                           $15,165      $10,482       $5,191
                                           =======      =======       ======

  Temporary differences which give rise to a significant portion of deferred tax assets and liabilities are as follows:

                                                 DECEMBER 30, DECEMBER 28,
                                                     1995         1996
                                                 ------------ ------------
                                                        (IN THOUSANDS)
   Gross Deferred Tax Assets:
    Inventory valuation.........................   $  4,358     $  5,220
    Accounts receivable allowances..............      3,139        2,694
    Net operating loss carryforwards, state and
     Puerto Rico................................      1,700        1,880
    Deferred compensation expense...............      4,238        4,806
    Other.......................................      3,126        3,022
                                                   --------     --------
                                                     16,561       17,622
                                                   --------     --------
   Gross Deferred Tax Liabilities:
    Write-up of acquired Marsam assets to fair
     value......................................    (35,361)     (32,692)
    Depreciation and amortization...............    (12,744)     (12,461)
    Unrealized gains from marketable
     securities.................................        --        (2,489)
    Other.......................................       (121)        (792)
                                                   --------     --------
                                                    (48,226)     (48,434)
                                                   --------     --------
                                                   $(31,665)    $(30,812)
                                                   ========     ========

                 SCHEIN PHARMACEUTICAL, INC. AND SUBSIDIARIES

 (INFORMATION AS OF SEPTEMBER 27, 1997 AND FOR THE NINE-MONTHS ENDED SEPTEMBER
                 28, 1996 AND SEPTEMBER 27, 1997 IS UNAUDITED)


NOTE 9--BORROWINGS

  Long-term debt consists of the following:

                                      DECEMBER 30, DECEMBER 28, SEPTEMBER 27,
                                          1995         1996         1997
                                      ------------ ------------ -------------
                                                  (IN THOUSANDS)
   Revolving credit and term loan
    agreement........................   $280,000     $186,000     $156,000
   Senior subordinated loan..........        --       100,000      100,000
   Capitalized lease obligations.....        558          480          413
                                        --------     --------     --------
                                         280,558      286,480      256,413
   Less: Current Maturities..........     40,078       41,090       32,943
                                        --------     --------     --------
                                        $240,480     $245,390     $223,470
                                        ========     ========     ========

  In September 1995, the Company entered into a secured revolving credit and term loan agreement (as amended, the "credit agreement") with a group of banks to provide funds for the acquisition of Marsam, the repayment of certain of its debt, working capital and general corporate purposes. The credit agreement provided a term loan facility of $250.0 million and a revolving credit facility of $100.0 million. In December 1996, the Company prepaid $100.0 million of the term loan portion of the credit agreement using the proceeds from a new senior subordinated loan (see below). As a result of this payment and a scheduled payment, the term loan facility was reduced to $145.0 million. Quarterly principal payments on the term loan commence in September 1998 and end in the year 2001. The revolving credit usage was $30.0 million, $41.0 million and $26.0 million as of December 30, 1995, December 28, 1996 and September 27, 1997, respectively. The $100.0 million revolving credit line is available through December 2001. Amounts borrowed under the revolving credit facility are expected to be repaid during the next year and, accordingly, are classified as current in the accompanying balance sheets.

  Borrowings under the credit agreement bear interest, which is payable at least quarterly, at a rate equal to the bank's floating base rate plus a premium ranging from zero to 1.50%, or at a rate equal to LIBOR plus a premium ranging from 0.75% to 2.50%, depending on the type of borrowing and the Company's performance against certain criteria. The effective borrowing rate was 7.14%, 8.10% and 7.80% at December 30, 1995, December 28, 1996 and
September 27, 1997, respectively. A commitment fee ranging from 0.25% to 0.50% per annum of the unused daily amount of the total commitment is payable quarterly.

  Borrowings under the credit agreement are secured by a mortgage on all real property, liens on inventory and receivables and a pledge of subsidiaries' stock. The debt is guaranteed by the Company's domestic subsidiaries.

  The credit agreement contains limitations and restrictions concerning investments, acquisitions, capital expenditures, debt, liens, transactions with stockholders, dividend payments and borrowings. In addition, the agreement requires the Company to maintain minimum net worth levels and certain ratios (as defined) of leverage to EBITDA, working capital and fixed charge coverage. Amounts available for dividends as of December 28, 1996 were not material.

  In December 1996, the Company entered into an agreement for a $100.0 million senior subordinated loan with a lead-manager of the credit agreement. The proceeds of the loan were used to prepay principal on the term loan of the credit agreement. The effective borrowing rate was 9.60% and 9.72% as of December 28, 1996 and September 27, 1997, respectively. Outstanding borrowings under the senior subordinated loan agreement bear interest, payable quarterly, at a rate equal to LIBOR plus 4% or the bank's floating base rate plus 3%, through January 31, 1998. Thereafter, the principal amount of the loan will be increased to reflect related fees due and will mature in five years. Interest will be due semi-annually and the interest rate will be fixed at a new rate. See Note 17--Subsequent Events.

                 SCHEIN PHARMACEUTICAL, INC. AND SUBSIDIARIES

 (INFORMATION AS OF SEPTEMBER 27, 1997 AND FOR THE NINE-MONTHS ENDED SEPTEMBER
                 28, 1996 AND SEPTEMBER 27, 1997 IS UNAUDITED)


  In connection with entering into the credit agreement, the Company incurred costs of $5.9 million in 1995. During 1996, the Company incurred costs of $2.3 million in connection with entering into the senior subordinated loan and amending the credit agreement. The Company capitalized these costs, which are included in Other Assets in the accompanying balance sheets. The amounts amortized in 1995 and 1996 were $0.7 million and $2.6 million, respectively.

  At December 28, 1996, aggregate required principal payments for the succeeding four years, the remaining term under existing long-term debt agreements, excluding the revolving credit facility, are $15.3 million in 1998, $38.2 million in 1999, $45.8 million in 2000 and $45.8 million in 2001.

NOTE 10--COMMITMENTS AND CONTINGENCIES

COMMITMENTS

 Operating Leases

  The Company leases facilities and equipment under operating leases expiring through 2007. Some of the leases have renewal options and most contain provisions for passing through certain incremental costs. At December 28, 1996, future net minimum annual rental payments under the noncancelable leases are as follows (in thousands):

   1997................................................................ $ 5,484
   1998................................................................   4,778
   1999................................................................   4,223
   2000................................................................   3,602
   2001................................................................   3,129
   2002-2007...........................................................  14,145
                                                                        -------
   Total minimum lease payments........................................ $35,361
                                                                        =======

  Total rental expense for the fiscal years ended 1994, 1995 and 1996 was approximately $3.7 million, $4.7 million and $5.4 million, respectively and $3.9 million and $4.1 million for the nine months ended September 28, 1996 and September 27, 1997, respectively.

  The Company has an agreement to lease warehousing space through September 1999, and then purchase this property for $5.3 million in October 1999. In 1997 the Company intends to exercise its option to purchase this property. The property consists of a building of approximately 109,800 square feet on approximately 8.5 acres of land. The purchase price includes a $0.3 million deposit paid in 1994.

 Employee Benefit Plans

  During 1996, the Company merged its defined contribution retirement plans into one plan. The discretionary contributions to the plan vest to employees over several years. Additionally, employees are permitted to make pre-tax contributions to the plan with the Company making matching contributions. The contributions to these plans which were charged to operations, as determined by the Board of Directors, amounted to approximately $4.2 million, $4.9 million and $3.5 million for the fiscal years ended 1994, 1995 and 1996, respectively and $3.7 million and $4.7 million for the nine months ended September 28, 1996 and September 27, 1997, respectively.

  The Company has entered into deferred compensation agreements with certain officers of the Company. As of December 1996, obligations under these agreements were approximately $6.6 million, assuming the officers remain with the Company over the vesting period of four years. These agreements provide for accelerated vesting

                 SCHEIN PHARMACEUTICAL, INC. AND SUBSIDIARIES

 (INFORMATION AS OF SEPTEMBER 27, 1997 AND FOR THE NINE-MONTHS ENDED SEPTEMBER
                 28, 1996 AND SEPTEMBER 27, 1997 IS UNAUDITED)

if there is a change in control of the Company and under certain other conditions. The Company expensed $2.7 million, $2.0 million, and $4.8 million in the fiscal years ended 1994, 1995, and 1996, respectively, and $1.7 million and $1.1 million in the nine months ended September 28, 1996 and September 27, 1997, respectively, in connection with these agreements.

  The Company established an unfunded supplemental retirement program for its CEO during 1994. The estimated obligation of $5.0 million is included in Other Liabilities in the accompanying balance sheets.

  The Company maintains a Book Equity Appreciation Rights Program (the "Program") to allow certain employees to benefit from an increase in the Company's book value as calculated according to a formula defined in the Program. All participants are fully vested in their book equity appreciation rights ("BEARs") and the Company does not intend to make any additional grants of BEARs. Amounts charged to results of operations were not material in any period presented.

 Product Technology Licensing and Development

  On September 1, 1994, the Company entered into a worldwide technology licensing and development agreement with a U.K.-based pharmaceutical development company for the development of a portfolio of oral controlled release and/or transdermal products. Under the terms of the agreement, the Company is obligated to pay product licensing fees and development costs totaling $32.0 million, dependent on achievement of interim milestones. In 1994, the Company incurred obligations totaling $5.3 million under the agreement, consisting of a $5.0 million licensing fee, which was capitalized, and $0.3 million in development costs, which were charged to research and development expense. The Company paid and expensed $2.1 million in development costs in 1995. In 1996, the Company incurred obligations totaling $3.0 million, consisting of a $0.5 million licensing fee, which was capitalized, and $2.5 million in development costs which were charged to research and development expense. The remaining commitment under the agreement as of December 28, 1996 was $21.6 million, subject to the completion of interim milestones.

  On September 30, 1996, the Company entered into a marketing and distribution agreement with a corporation to jointly commercialize a certain product. Under the terms of the agreement, the Company is obligated to pay product licensing fees and development costs of $12.0 million, dependent on the achievement of certain milestones. In 1996, the Company paid and capitalized a $2.0 million product license fee.

 Consulting Agreement

  The Company has a series of agreements (collectively, the "Consulting Agreement") with a patent attorney (the "Consultant"). Under the Consulting Agreement, the Consultant, together with the Company, identified certain patents on branded pharmaceutical products which might be susceptible to a challenge and the Consultant acted as counsel to the Company in those instances where it decided to proceed with a patent challenge.

  The Consulting Agreement generally provides that if a challenge based on an opinion of the Consultant results in either a favorable judicial determination which enables the Company to market a generic version of the product or in a settlement, the Company will pay the Consultant one half of the adjusted gross profit (as defined) from its sales of the generic versions of the patented product (until the date on which the patent would normally have expired) or one half of the proceeds of any settlement.

  In 1994, the Company settled two such patent challenges. One of the settlements involved a license grant to the Company to market the product which was the subject of the challenge beginning in 1996. The other allows for future cash payments and/or license rights to the Company. In connection with the second settlement, the Company received revenues of $5 and $12.5 million in 1995 and 1996, respectively, and $12.5 million and $25.0 million in the nine months ended September 28, 1996 and September 27, 1997, which are included in Net revenues in the accompanying statements of operations.

                 SCHEIN PHARMACEUTICAL, INC. AND SUBSIDIARIES

 (INFORMATION AS OF SEPTEMBER 27, 1997 AND FOR THE NINE-MONTHS ENDED SEPTEMBER
                 28, 1996 AND SEPTEMBER 27, 1997 IS UNAUDITED)


  Profit-sharing expenses pursuant to the Consulting Agreement and included in Cost of sales were $2.5 million in fiscal 1995, $14.9 million in fiscal 1996 and $9.3 million and $24.5 million for the nine months ended September 28, 1996 and September 27, 1997, respectively. In 1994, there were no related profit-sharing expenses.

CONTINGENCIES

 Litigation

  The Company is a defendant in several product liability cases. These cases are typical for a company in the pharmaceutical industry. The Company also is involved in other proceedings and claims of various types. Management presently believes that the disposition of all such known proceedings and claims, individually or in the aggregate, will not have a material adverse effect on the Company's financial position, operations or liquidity.

NOTE 11--STOCKHOLDERS' EQUITY AND STOCK OPTIONS

  COMMON STOCK

  The Company has Class A Common Shares ("Class A") and Class B Common Shares ("Class B"). Each of the two classes of stock are identical except that Class B shares are currently non-voting. Upon the earlier occurrence of an initial public offering or May 15, 1999, each authorized share of Class B will be automatically reclassified as and converted into one new Class A share.

  Upon the closing of the Company's planned initial public offering, the Class A and Class B will convert on a one-for-one basis to new shares of the Company's common stock.

  At December 30, 1995, December 28, 1996 and September 22, 1997, the Company had 22,597,806, 22,539,012, and 22,539,012 Class A issued and outstanding, respectively. The Company had 11,072,460 Class B for all periods presented.

  During 1996, the Company agreed to repurchase 58,794 Common Shares for approximately $1.0 million from a former executive of the Company. These shares were retired in 1996.

  STOCK OPTION PLAN

  In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, Accounting for Stock- Based Compensation. SFAS No. 123 encourages entities to adopt that method in place of the provisions of Accounting Principles Board Opinion Number 25, Accounting for Stock Issued to Employees ("APB No. 25"), for all arrangements under which employees receive shares of stock or other equity instruments of the employer or the employer incurs liabilities to employees in amounts based on the price of its stock. The Company continues to account for such transactions in accordance with APB No. 25 and, as required by SFAS No. 123, has provided pro forma information regarding net income as if compensation cost for the Company's stock option plan had been determined in accordance with the fair value method prescribed by SFAS No. 123.

  Under a 1993 Stock Option Plan, a 1995 Non-Employee Director Stock Option Plan, and effective March 3, 1997, a 1997 Stock Option Plan the Company may grant non-qualified and incentive stock options to certain officers, employees and directors. The options expire ten years from the grant date. The options may be exercised subject to continued service (three to five years) and certain other conditions. Accelerated vesting occurs following a change in control of the Company and under certain other conditions. The Company may grant an aggregate of 6,863,031 shares under the plans. However, 430,869 shares under the 1993 Stock Option Plan will not be granted.

                 SCHEIN PHARMACEUTICAL, INC. AND SUBSIDIARIES

 (INFORMATION AS OF SEPTEMBER 27, 1997 AND FOR THE NINE-MONTHS ENDED SEPTEMBER
                 28, 1996 AND SEPTEMBER 27, 1997 IS UNAUDITED)

  The Company estimates the fair value of each stock option at the grant date by using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 1995 and 1996: no dividend yield, expected volatility of 0.01%, risk free interest rates of 5% to 7%, expected lives of 10 years and a discount for marketability of 25%. If compensation cost for the Company's stock option plan had been determined in accordance with SFAS No. 123, net income (loss) would have been reduced in 1995 and 1996 by approximately $1.0 million and $2.3 million, respectively.

  The following table summarizes information about stock options outstanding at December 28, 1996:

                              OPTIONS OUTSTANDING           OPTIONS EXERCISABLE
                    --------------------------------------- --------------------
                                  WEIGHTED
                                  AVERAGE                               WEIGHTED
                                 REMAINING      WEIGHTED                AVERAGE
                      NUMBER    CONTRACTUAL     AVERAGE       NUMBER    EXERCISE
                    OUTSTANDING LIFE (YEARS) EXERCISE PRICE EXERCISABLE  PRICE
                    ----------- ------------ -------------- ----------- --------
   Exercise Prices
     $8.13........     228,657      6.9          $ 8.13        215,127   $ 8.13
     $16.26.......   2,725,188      7.8           16.26      1,661,361    16.26
                     ---------      ---          ------      ---------   ------
                     2,953,845      7.8          $15.63      1,876,488   $15.33
                     =========      ===          ======      =========   ======

  Transactions under the stock option plans and individual non-qualified options not under the plans are summarized as follows:

                                                                   WEIGHTED
                                                                   AVERAGE
                                                      SHARES    EXERCISE PRICE
                                                     ---------  --------------
   Shares under option at December 29, 1993......... 1,517,820      $14.95
     Granted (at $16.26 per share)..................   626,562       16.26
     Exercised......................................       --          --
     Canceled (at $16.26 per share).................  (132,594)      16.26
                                                     ---------      ------
   Shares under option at December 31, 1994......... 2,011,788       15.27
     Granted (at $16.26 per share)..................   442,923       16.26
     Exercised......................................       --          --
     Canceled (at $16.26 per share).................    (9,471)      16.26
                                                     ---------      ------
   Shares under option at December 30, 1995......... 2,445,240       15.45
     Granted (at $16.26 per share)..................   601,101       16.26
     Exercised......................................       --          --
     Canceled (at $8.13 to $16.26 per share)........   (92,496)      14.90
                                                     ---------      ------
   Shares under option at December 28, 1996......... 2,953,845       15.63
     Granted (at $12.20 per share)..................   987,813       12.20
     Exercised......................................       --          --
     Canceled (at $16.26 per share).................  (290,895)      16.26
                                                     ---------      ------
   Shares under option at September 27, 1997 (at
    $8.13 to $16.26 per share)...................... 3,650,763      $14.65
                                                     =========      ======
   Options exercisable at December
     1994........................................... 1,100,973      $15.90
     1995........................................... 1,325,940      $15.66
     1996........................................... 1,876,488      $15.33
   Weighted average fair value of options granted
    during:
     1995...........................................                $ 7.44
     1996...........................................                $ 7.29

                 SCHEIN PHARMACEUTICAL, INC. AND SUBSIDIARIES

 (INFORMATION AS OF SEPTEMBER 27, 1997 AND FOR THE NINE-MONTHS ENDED SEPTEMBER
                 28, 1996 AND SEPTEMBER 27, 1997 IS UNAUDITED)

  The Company recorded deferred stock compensation of approximately $2.0 million in 1993, reflecting options granted with exercise prices at less than fair value. This amount is being amortized over five years.

NOTE 12--SPECIAL COMPENSATION, RESTRUCTURING AND RELOCATION

  Special compensation, restructuring and relocation expense in fiscal 1994 consists of the following:

                                                                (IN THOUSANDS)
   Special compensation--see Note 2............................    $23,582
   Excess of fair value of shares exchanged or amounts paid on
    exchange of minority interest..............................      5,457
   Professional fees for Restructuring.........................      4,215
   Relocation of corporate headquarters........................        340
                                                                   -------
                                                                   $33,594
                                                                   =======

NOTE 13--INTEREST EXPENSE, NET

  Interest expense, net, consists of the following:

                                          YEAR ENDED                    NINE MONTHS ENDED
                            -------------------------------------- ---------------------------
                            DECEMBER 31, DECEMBER 30, DECEMBER 28, SEPTEMBER 28, SEPTEMBER 27,
                                1994         1995         1996         1996          1997
                            ------------ ------------ ------------ ------------- -------------
                                                      (IN THOUSANDS)
   Interest expense........    $1,875      $10,150      $23,715       $16,165       $20,536
   Interest income.........      (382)        (145)        (430)          (84)          (80)
                               ------      -------      -------       -------       -------
                               $1,493      $10,005      $23,285       $16,081       $20,456
                               ======      =======      =======       =======       =======

NOTE 14--RELATED PARTY TRANSACTIONS

  In the conduct of its business, the Company sells pharmaceutical products to Henry Schein for distribution to its customers. Net sales to Henry Schein were $6.4 million, $5.3 million and $8.6 million in fiscal 1994, 1995 and 1996, respectively, and $5.5 million and $5.4 million for the nine months ended September 28, 1996 and September 27, 1997. Included in accounts receivable at both December 30, 1995, December 28, 1996 and September 27, 1997 are amounts due from Henry Schein for sale of products of approximately $0.9 million, $0.9 million and $0.8 million, respectively.

  In 1994, the Company entered into a 3-year co-promotion agreement with Bayer Corp. covering a certain product of the Company. Under the terms of the agreement, in exchange for promotional support, the Company shared with Bayer Corp. financial results in excess of specified threshold amounts. Included in selling, general and administrative expenses, the Company recorded selling expenses under the agreement of approximately $3.0 million in 1996 and $2.3 million for the nine months ended September 27, 1997. There were no selling expenses under this agreement for 1994 and 1995. Included in Accrued expenses in the accompanying balance sheet as of December 28, 1996 and September 27, 1997 are approximately $1.3 million and $1.7 million, respectively, of selling expenses under the agreement.

NOTE 15--SUPPLEMENTAL CASH FLOW INFORMATION

  In connection with the Restructuring (see Note 2), there were certain non-cash transactions. In 1994, non-cash transactions were 1) the issuance of SHI common stock in exchange for all minority interests in Schein Pharmaceutical's subsidiaries, the formula value of which approximated $6.2 million, 2) a $1.8 million

                 SCHEIN PHARMACEUTICAL, INC. AND SUBSIDIARIES

 (INFORMATION AS OF SEPTEMBER 27, 1997 AND FOR THE NINE-MONTHS ENDED SEPTEMBER
                 28, 1996 AND SEPTEMBER 27, 1997 IS UNAUDITED)

distribution to Henry Schein for the excess of the fair value of the common stock issued in exchange for the minority interest in Schein Pharmaceutical's subsidiaries over amounts previously recorded, 3) a distribution of $3.1 million to Henry Schein in recognition of the adjusted fair value of the Company's stock distributed in 1992, and 4) a $5.0 million cancellation of a preferred stock stockholder loan in connection with the redemption of preferred stock.

  The Company paid taxes of approximately $22.8 million, $8.9 million and $5.8 million for the years ended 1994, 1995 and 1996, respectively. The Company paid interest of approximately $1.5 million, $8.0 million and $23.2 million for the years ended 1994, 1995 and 1996, respectively.

  In 1994, the Company accrued a $3 million product licensing commitment which was paid in early 1995. The amount was capitalized under Product Rights, Licenses and Regulatory Approvals in the accompanying balance sheets.

  As discussed in Note 3, the Company acquired all the capital stock of Marsam for $245 million in 1995. In connection with the acquisition, liabilities were assumed as follows:

                                                                   (IN MILLIONS)
   Fair value of assets acquired..................................     $ 293
   Cash paid for Marsam stock.....................................      (245)
                                                                       -----
   Liabilities assumed............................................     $  48
                                                                       =====

  As discussed in Note 11, the Company accrued approximately $1.0 million as of December 28, 1996 in connection with the repurchase of 58,794 common shares.

NOTE 16--MAJOR PRODUCT AND CUSTOMERS

  One product generated 16%, 17% and 18% of net revenues for fiscal 1994, 1995 and 1996, respectively, and 17% and 20% for the nine months ended September 28, 1996 and September 27, 1997, respectively.

  Four customers contributed 13%, 12%, 12% and 10%, respectively, of 1994 net revenues. Three customers generated 13%, 11% and 10%, respectively, of 1995 net revenues, respectively. Three customers contributed 16%, 15% and 11%, respectively, of 1996 net revenues. Three customers contributed 17%, 16% and 11%, respectively, of revenues for the period ended September 27, 1997. In all periods, these customers are nationwide wholesalers through which the majority of the Company's products are distributed to the retail, institutional and managed care markets.

NOTE 17--SUBSEQUENT EVENTS

  In November 1997, the Company entered into a commitment letter with an investment banking firm providing for the issuance and sale of $100 million of Senior Floating Rate Notes due 2004. Interest on the notes will be due quarterly at a LIBOR-based rate. The Company expects this offering to be completed in December 1997, at which time the proceeds will be used to retire the existing $100 million senior subordinated loan (Note 9).

  The Company is in the process of filing an initial public offering ("IPO") whereby it hopes to raise net proceeds of approximately $45 million upon the sale of its common stock. The net proceeds, if successful, will be used to pay down the Company's debt.

  In connection with the IPO, the Company's Board of Directors authorized the issuance of up to 5,000,000 shares of Preferred Stock, par value $.01 per share.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

  NO DEALER, SALESPERSON, OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY SELLING STOCKHOLDER OR ANY OF THE UNDERWRITERS OR BY ANY OTHER PERSON. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY A SECURITY OTHER THAN THE SHARES OF COMMON STOCK OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION TO SUCH PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                              ------------------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Prospectus Summary.......................................................   3
Risk Factors.............................................................   6
The Company..............................................................  13
Use of Proceeds..........................................................  13
Dividend Policy..........................................................  13
Capitalization...........................................................  14
Dilution.................................................................  15
Selected Consolidated Financial Data.....................................  16
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  18
Business.................................................................  26
Management...............................................................  40
Certain Transactions.....................................................  48
Principal and Selling Stockholders.......................................  50
Shares Eligible For Future Sale..........................................  55
Description of Capital Stock.............................................  57
Underwriting.............................................................  59
Validity of Shares.......................................................  61
Experts..................................................................  61
Available Information....................................................  61
Index to Consolidated Financial Statements............................... F-1

                              ------------------

  UNTIL             , 1998 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

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                                         Shares

                                  [LOGO] SCHEIN
                                         PHARMACEUTICAL

                                 Common Stock

                              ------------------
                                  PROSPECTUS
                              ------------------

                                COWEN & COMPANY
                           BEAR, STEARNS & CO. INC.
                             SALOMON SMITH BARNEY

                                      , 1998



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

              PART II INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  The following table sets forth the estimated expenses and costs (other than underwriting discounts and commissions) expected to be incurred by the Company in connection with the issuance and distribution of the securities being registered under this registration statement. Except for the SEC and NASD filing fees, all expenses have been estimated and are subject to future contingencies.

      SEC registration fee.......................................... $18,319.50
      NASD fee......................................................   6,710.00
      Legal fees and expenses*......................................
      Printing and engraving expenses*..............................
      Accounting fees and expenses*.................................
      Blue sky fees and expenses*...................................
      Transfer agent and registrar fees and expenses*...............
      Miscellaneous*................................................
                                                                     ----------
        Total....................................................... $
                                                                     ==========

--------
* To be filed by amendment

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  Article SEVENTH of the Company's Certificate of Incorporation provides that the Company shall indemnify and hold harmless, to the fullest extent authorized by the Delaware General Corporation Law, its officers and directors against all expenses, liability and loss actually and reasonably incurred in connection with any civil, criminal, administrative or investigative action, suit or proceeding. The Certificate of Incorporation also extends indemnification to those serving at the request of the Company as directors, officers, employees or agents of other enterprises.

  In addition, Article SEVENTH of the Company's Certificate of Incorporation provides that no director shall be personally liable for any breach of fiduciary duty. Article SEVENTH does not eliminate a director's liability (i) for a breach of his or her duty of loyalty to the Company or its stockholders,
(ii) for acts of or omissions of such director not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under
Section 174 of the Delaware General Corporation Law, or (iv) for any transactions from which the director derived an improper personal benefit.

  Section 145 of the General Corporation Law of the State of Delaware permits a corporation to indemnify its directors and officers against expenses(including attorney's fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by them in connection with any action, suit or proceeding brought by third parties, if such directors or officers acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reason to believe their conduct was unlawful. In a derivative action, i.e., one by or in the right of the corporation, indemnification may be made only for expenses actually and reasonably incurred by directors and officers in connection with the defense or settlement of an action or suit, and only with respect to a matter as to which they shall have acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interest of the corporation, except that no indemnification shall be made if such person shall have been adjudged liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine upon application that the defendant officers or directors are reasonably entitled to indemnity for such expenses despite such adjudication of liability.

  Section 102(b)(7) of the General Corporation Law of the State of Delaware provides that a corporation may eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under

Section 174 of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derived an improper personal benefit. No such provision shall eliminate or limit the liability of a director for any act or omission occurring prior to the date when such provision becomes effective.

  Pursuant to Section 145 of the DGCL and the Certificate of Incorporation and the By-laws of the Company, the Company maintains directors' and officers' liability insurance coverage.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

  None.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  (a) Exhibits

    1.1   Form of Underwriting Agreement.
    3.1   Restated Certificate of Incorporation of the Company.
    3.2   Amended and Restated By-Laws of the Company.
    3.3 Form of Restated Certificate of Incorporation of the Company to be adopted.
    3.4   Form of Amended and Restated By-Laws of the Company to be adopted.
    4.1*  Credit Agreement dated as of September 5, 1997 among the Company, the
          Lenders (as defined therein), and Chemical Bank as Issuing Bank,
          Administrative Agent and as Collateral Agent for the Lenders.
    4.2*  First, Second and Third Amendments to the Credit Agreement.
    4.3* Senior Subordinated Loan Agreement dated as of December 20, 1996 among the Company, the Lenders (as defined therein) and Societe
          Generale as Administrative Agent.
    5.1*  Opinion of Proskauer Rose LLP.
    9.1   Voting Trust Agreement, dated September 30, 1994, by and among the
          Company, Marvin H. Schein, the trust established by Marvin H. Schein under trust agreement dated December 31, 1993, the trust established by Marvin H. Schein under trust agreement dated September 9, 1994,
          Pamela Schein, the trust established by the Trustees under Article
          Fourth of the Will of Jacob M. Schein for the benefit of Pamela
          Schein and her issue under trust agreement dated September 29, 1994, Pamela Joseph, and the trust established by Pamela Joseph under trust agreement dated September 28, 1994, and Martin Sperber, as voting trustee.
   10.1*  Supply Agreement, dated May 1, 1992, between Abbott Laboratories, and
          Steris Laboratories, Inc., including Letter Amendment, dated December
          2, 1993, and Letter Amendment, dated June 9, 1995.
   10.2*  Agreement, dated June 10, 1994, between Steris Laboratories, Inc.,
          Akzo Pharma International B.V., and Organon Inc.
   10.3* Consolidated Agreement, dated January 1, 1990, between the Company, its affiliates, and Alfred B. Engelberg.
   10.4*  Sublicense, Co-marketing and Supply Agreement, dated September 30,
          1996, between the Company and Makoff R&D Laboratories, Inc., including Operating Agreement, dated September 30, 1996.
   10.5*  Agreement, dated August 16, 1994, between the Company and Elan Pharma
          Ltd. (currently Elan Corporation plc).
   10.6*  Custom Manufacturing Agreement, dated July 1, 1995, between the
          Company and Johnson Matthey, Inc.
   10.7   Letter of Intent, dated October 7, 1997, by and among the Company,
          Cheminor Drugs Limited and Dr. Reddy's Laboratories Limited.
   10.8*  Lease Agreement, dated March 30, 1992, between the Company and Harold
          Lepler.
   10.9*  Lease Agreement, dated February 16, 1992, between the Company and
          Ronald G. Roth.
   10.10* Memorandum of Lease for Danbury, dated December 1, 1995 between
          Danbury Pharmacal, Inc. and Albert J. Salame.
   10.11* Agreement of Lease for Florham Park Corporate Office, dated April 16,
          1993, between the Company and Sammis Morristown Associates, including
          First Amendment and Second Amendment thereto.

   10.12* Cherry Hill Lease Agreement, dated November 12, 1996, between the
          Company and Cherry Hill Industrial Sites, Inc.
   10.13  Schein Holdings, Inc. 1993 Stock Option Plan (formerly the Schein
          Pharmaceutical, Inc. 1993 Stock Option Plan) dated as of November 5,
          1993.
   10.14  Schein Pharmaceutical, Inc. 1997 Stock Option Plan.
   10.15  Schein Pharmaceutical, Inc. 1995 Non-Employee Director Stock Option
          Plan (amended and restated as of August 8, 1996).
   10.16  Employment Agreement, dated November 29, 1993 between the Company and
          Paul Feuerman.
   10.17  Deferred Compensation Agreement, dated August 8, 1996, between the
          Company and Paul Feuerman.
   10.18  Employment Agreement, dated May 1, 1995, between the Company and
          Dariush Ashrafi.
   10.19 Employment offer letter, dated April 17, 1995, from the Company to Dariush Ashrafi.
   10.20 Employment Agreement, dated September 30, 1994, between the Company and Martin Sperber.
   10.21  Option Agreement Pursuant to 1993 Stock Option Plan dated September
          30, 1994 between Schein Holdings, Inc. and Martin Sperber.
   10.22 Employment Agreement, dated as of July 28, 1995, between the Company and Marvin Samson.
   10.23 Compensation Continuation Agreement, dated October 19, 1991 between the Company and Marvin Samson.
   10.24  Split Dollar Insurance Agreement, dated March 25, 1991 between the
          Company, Michael Samson and Andrew Samson, Trustees under Indenture of Trust of Marvin Samson.
   10.25  Retirement Plan of Schein Pharmaceutical, Inc. and Affiliates;
          including Amendment No. 4.
   10.26  Amendment No. 1 to the Retirement Plan of Schein Pharmaceutical, Inc.
          and Affiliates.
   10.27  1993 Book Equity Appreciation Rights Program.
   10.28  Form of Book Equity Appreciation Rights Award.
   10.29* Form of Split Dollar Life Insurance Agreement.
   10.30 General Shareholders Agreement, dated September 30, 1994, by and among the Corporation, Bayer Corporation (formerly Miles Inc.), each of the family shareholders listed as such on schedule A thereto, each of the other shareholders listed as such on schedule A thereto and Martin Sperber, as trustee under the Voting Trust Agreement.
   10.31 Continuing Shareholders Agreement, dated September 30, 1994, by and among the Company and each of the shareholders listed on schedule A thereto.
   10.32 Heads of Agreement, dated September 30, 1994, by and among the Company, Bayer Corporation (formerly Miles Inc.) and Bayer A.G..
   21.1   List of Subsidiaries.
   23.1   Consent of BDO Seidman, LLP.
   23.2*  Consent of Proskauer Rose LLP (contained in opinion filed as Exhibit
          5.1).
   24.1 Power of Attorney (set forth on signature page of this registration statement).
   27.1*  Financial Data Schedule.

--------
*  To be filed by amendment

  (b) Financial Statement Schedules

  The following financial statement schedule of the Company included herein should be read in conjunction with the Consolidated Financial Statements and the Notes thereto included elsewhere in this Registration Statement.

  Report of Independent Public Accountants on Supplemental Schedule to the Consolidated Financial Statements.

  Schedule II--Valuation Allowances

  All other schedules for the Company are omitted because either they are not applicable or the required information is shown in the financial statements or notes thereto.

ITEM 17. UNDERTAKINGS

  The Registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
  (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  The Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement (filed herewith as Exhibit 1.1) certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 14, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the undersigned registrant certifies that it has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 3rd day of December, 1997.

                                          Schein Pharmaceutical, Inc.

                                             /s/ Martin Sperber
                                          By: _________________________________
                                                MARTIN SPERBER
                                                CHAIRMAN OF THE BOARD, CHIEF
                                                EXECUTIVE OFFICER AND
                                                PRESIDENT

                       SIGNATURES AND POWER OF ATTORNEY

  KNOW ALL MEN BY THESE PRESENTS, that each director and officer whose signature appears below hereby constitutes and appoints Martin Sperber, Dariush Ashrafi and Paul Feuerman, or any of them, as his true and lawful attorney-in-fact and agent, with full power of substitution, to sign on his behalf individually and in any and all capacities (until revoked in writing), any and all amendments (including post-effective amendments) to this Registration Statement on Form S-1, and any registration statement to relating to the same offering as this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) and the Securities Act of 1933, to file the same with all exhibits thereto and all other documents in connection therewith with the Securities and Exchange Commission, granting to such attorneys-in-fact and agents, and each of them, full power and authority to do all such other acts and things requisite or necessary to be done, and to execute all such other documents as they, or either of them, may deem necessary or desirable in connection with the foregoing, as fully as the undersigned might or could do in person, hereby ratifying and confirming all that such attorneys-in-fact and agents, or either of them, may lawfully do or cause to be done by virtue hereof.

  Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

             SIGNATURES                        TITLE                 DATE

     /s/    Martin Sperber             Chairman of the           December 3,
-------------------------------------  Board, Chief                  1997
            MARTIN SPERBER             Executive Officer,
                                       President and
                                       Director (principal
                                       executive officer)

     /s/    Dariush Ashrafi            Chief Financial           December 3,
-------------------------------------  Officer, Executive            1997
            DARIUSH ASHRAFI            Vice President and
                                       Director (principal
                                       financial and
                                       accounting officer)

                                       Executive Vice            December  ,
-------------------------------------  President and                 1997
            MARVIN SAMSON              Director

     /s/    Paul Feuerman              Senior Vice               December 3,
-------------------------------------  President, General            1997
            PAUL FEUERMAN              Counsel and Director

                                       Director                  December  ,
-------------------------------------                                1997
            DAVID R. EBSWORTH

     /s/    Richard L. Goldberg        Director                  December 3,
-------------------------------------                                1997
            RICHARD L. GOLDBERG

        REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON SCHEDULE

Schein Pharmaceutical, Inc.

  The audits referred to in our report to Schein Pharmaceutical, Inc. and
Subsidiaries, dated February 7, 1997, except for Note 1 which is as of       ,
1997, which is contained in the Prospectus constituting part of this Registration Statement included the audit of the schedule listed under Item 16(b) for each of the three years in the period ended December 28, 1996. This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement schedule based upon our audits.

  In our opinion, such schedule presents fairly, in all material respects, the information set forth therein.

                                          BDO Seidman, LLP

New York, New York
February 7, 1997

                          SCHEIN PHARMACEUTICAL, INC.

                 SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS
                                 (IN THOUSANDS)

                         BALANCE AT                                  BALANCE AT
                         BEGINNING                                      END
                         OF PERIOD  ADDITIONS DEDUCTIONS(1) OTHER    OF PERIOD
                         ---------- --------- ------------- -----    ----------
Allowance For Doubtful
 Accounts:
  Year Ended December
   31, 1994.............   $3,102    $1,500      $  (761)   $  6       $3,847
                           ======    ======      =======    ====       ======
  Year Ended December
   30, 1995.............   $3,847    $  --       $  (506)   $494(2)    $3,835
                           ======    ======      =======    ====       ======
  Year Ended December
   28, 1996.............   $3,835    $  366      $(1,801)   $ 34       $2,434
                           ======    ======      =======    ====       ======

--------
(1) Accounts written off--net of recoveries
(2) Relates to the acquisition of Marsam

                                 EXHIBIT INDEX

 EXHIBIT
   NO.                                                                     PAGE
 -------                                                                   ----
  1.1    Form of Underwriting Agreement.
  3.1    Restated Certificate of Incorporation of the Company.
  3.2    Amended and Restated By-Laws of the Company.
  3.3    Form of Restated Certificate of Incorporation of the Company to
         be adopted.
  3.4    Form of Amended and Restated By-Laws of the Company to be
         adopted.
  4.1*   Credit Agreement dated as of September 5, 1997 among the
         Company, the Lenders (as defined therein), and Chemical Bank as
         Issuing Bank, Administrative Agent and as Collateral Agent for
         the Lenders.
  4.2*   First, Second and Third Amendments to the Credit Agreement.
  4.3*   Senior Subordinated Loan Agreement dated as of December 20,
         1996 among the Company, the Lenders (as defined therein) and
         Societe Generale as Administrative Agent.
  5.1*   Opinion of Proskauer Rose LLP.
  9.1    Voting Trust Agreement, dated September 30, 1994, by and among the Company, Marvin H. Schein, the trust established by Marvin
         H. Schein under trust agreement dated December 31, 1993, the trust established by Marvin H. Schein under trust agreement dated September 9, 1994, Pamela Schein, the trust established by the Trustees under Article Fourth of the Will of Jacob M.
         Schein for the benefit of Pamela Schein and her issue under trust agreement dated September 29, 1994, Pamela Joseph, and the trust established by Pamela Joseph under trust agreement dated September 28, 1994, and Martin Sperber, as voting
         trustee.
 10.1*   Supply Agreement, dated May 1, 1992, between Abbott
         Laboratories, and Steris Laboratories, Inc., including Letter
         Amendment, dated December 2, 1993, and Letter Amendment, dated
         June 9, 1995.
 10.2*   Agreement, dated June 10, 1994, between Steris Laboratories,
         Inc., Akzo Pharma International B.V., and Organon Inc.
 10.3*   Consolidated Agreement, dated January 1, 1990, between the
         Company, its affiliates, and Alfred B. Engelberg.
 10.4*   Sublicense, Co-marketing and Supply Agreement, dated September
         30, 1996, between the Company and Makoff R&D Laboratories,
         Inc., including Operating Agreement, dated September 30, 1996.
 10.5*   Agreement, dated August 16, 1994, between the Company and Elan
         Pharma Ltd. (currently Elan Corporation plc).
 10.6*   Custom Manufacturing Agreement, dated July 1, 1995, between the
         Company and Johnson Matthey, Inc.
 10.7    Letter of Intent, dated October 7, 1997, by and among the
         Company, Cheminor Drugs Limited and Dr. Reddy's Laboratories
         Limited.
 10.8*   Lease Agreement, dated March 30, 1992, between the Company and
         Harold Lepler.
 10.9*   Lease Agreement, dated February 16, 1992, between the Company and Ronald G. Roth.
 10.10*  Memorandum of Lease for Danbury, dated December 1, 1995 between
         Danbury Pharmacal, Inc. and Albert J. Salame.
 10.11*  Agreement of Lease for Florham Park Corporate Office, dated
         April 16, 1993, between the Company and Sammis Morristown
         Associates, including First Amendment and Second Amendment thereto.
 10.12*  Cherry Hill Lease Agreement, dated November 12, 1996, between the Company and Cherry Hill Industrial Sites, Inc.
 10.13   Schein Holdings, Inc. 1993 Stock Option Plan (formerly the
         Schein Pharmaceutical, Inc. 1993 Stock Option Plan) dated as of
         November 5, 1993.
 10.14   Schein Pharmaceutical, Inc. 1997 Stock Option Plan.
 10.15   Schein Pharmaceutical, Inc. 1995 Non-Employee Director Stock
         Option Plan (amended and restated as of August 8, 1996).
 10.16   Employment Agreement, dated November 29, 1993 between the
         Company and Paul Feuerman.

 EXHIBIT
   NO.                                                                     PAGE
 -------                                                                   ----
 10.17   Deferred Compensation Agreement, dated August 8, 1996, between the Company and Paul Feuerman.
 10.18   Employment Agreement, dated May 1, 1995, between the Company and Dariush Ashrafi.
 10.19   Employment offer letter, dated April 17, 1995, from the Company to Dariush Ashrafi.
 10.20   Employment Agreement, dated September 30, 1994, between the
         Company and Martin Sperber.
 10.21   Option Agreement Pursuant to 1993 Stock Option Plan dated
         September 30, 1994 between Schein Holdings, Inc. and Martin
         Sperber.
 10.22   Employment Agreement, dated as of July 28, 1995, between the
         Company and Marvin Samson.
 10.23   Compensation Continuation Agreement, dated October 19, 1991 between the Company and Marvin Samson.
 10.24   Split Dollar Insurance Agreement, dated March 25, 1991 between the Company, Michael Samson and Andrew Samson, Trustees under
         Indenture of Trust of Marvin Samson.
 10.25   Retirement Plan of Schein Pharmaceutical, Inc. and Affiliates;
         including Amendment No. 4.
 10.26   Amendment No. 1 to the Retirement Plan of Schein
         Pharmaceutical, Inc. and Affiliates.
 10.27   1993 Book Equity Appreciation Rights Program.
 10.28   Form of Book Equity Appreciation Rights Award.
 10.29*  Form of Split Dollar Life Insurance Agreement.
 10.30   General Shareholders Agreement, dated September 30, 1994, by and among the Corporation, Bayer Corporation (formerly Miles
         Inc.), each of the family shareholders listed as such on
         schedule A thereto, each of the other shareholders listed as such on schedule A thereto and Martin Sperber, as trustee under the Voting Trust Agreement.
 10.31   Continuing Shareholders Agreement, dated September 30, 1994, by and among the Company and each of the shareholders listed on schedule A thereto.
 10.32   Heads of Agreement, dated September 30, 1994, by and among the
         Company, Bayer Corporation (formerly Miles Inc.) and Bayer
         A.G..
 21.1    List of Subsidiaries.
 23.1    Consent of BDO Seidman, LLP.
 23.2*   Consent of Proskauer Rose LLP (contained in opinion filed as
         Exhibit 5.1).
 24.1    Power of Attorney (set forth on signature page of this
         registration statement).
 27.1*   Financial Data Schedule.

--------
*  To be filed by amendment

                                       2